Exhibit 99.D

Description of
Republic of Chile
June 6, 2022

1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in this Annual Report. This information is not necessarily indicative of the Chilean economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

REPUBLIC OF CHILE

Social Developments

The Chilean Government

On January 21, 2022, the then President elect of the Republic Gabriel Boric announced 24 proposed cabinet members, of whom 14 were female, and included the appointment of the then president of the Chilean Central Bank, Mario Marcel, as Minister of Finance. All appointments were confirmed when president Boric took office in March 2022.

On February 16, 2022, the then President of the Republic, Sebastián Piñera, declared a Constitutional State of Emergency in the provinces of Arica, Parinacota, Tamarugal and El Loa, to allow the armed forces to work together with the police to control illegal immigration. This measure was designed to be in effect for 15 days and may be renewed for an equal period. Since its declaration, the Constitutional State of Emergency was extended three times for periods lasting 15 days each, the second and third extensions being approved in Congress on March 2 and March 23, 2021, respectively, in accordance with the Chilean Constitution. This measure was in force until April 15, 2022, and as of the date of this Annual Report has not been further extended.

On March 8, 2022, Congress approved an additional 15-day extension of the Constitutional State of Emergency in the provinces of Biobío, Arauco, Malleco and Cautín, due to the continuation of acts of violence and terrorism in these regions. This constituted the ninth extension of this measure, which had been in effect since October 13, 2021. The new government's original intention was not to request an extension after the end of the measure’s term on March 26, 2022. However, after failed negotiations and due to the continuation of violence in those provinces, on May 17, 2022, President Gabriel Boric declared a new Constitutional State of Emergency in the provinces of Biobío, Arauco, Malleco and Cautín, which will be in effect for 15 days and may be renewed for an equal period.

On March 11, 2022, President Gabriel Boric took office for a 4-year term.

On May 17, 2022, the government announced the “Buen Vivir” plan, to advance an agenda of recognition and dialogue with indigenous peoples. This plan, which recognizes the centuries-old debt between the Republic of Chile and the Mapuche people, includes measures such as land restitution, the creation of a Ministry of Indigenous Peoples, the creation of territorial parliaments to promote dialogue and an investment of Ps.400 billion to improve quality of life in the provinces of Arauco and Bío Bío. To improve security in such territories, the government has proposed the appointment of a prosecutor specially dedicated to the investigation of criminal organizations that threaten coexistence in the Biobío and Araucanía regions (such as drug trafficking and timber theft) and the declaration of Constitutional State of Emergency, as described above.

On June 1, 2022, President Gabriel Boric announced a series of social and economic measures, including: (i) a pension fund reform which will follow a period of dialogue on the matter with workers, employers and experts, aimed to grant people of 65 years of age and older a guaranteed pension of at least Ps.250,000; (ii) a draft bill to create a Universal Health Fund aiming to generate greater equity in access to services, improving care, increasing solidarity in the financing of the system and reducing household spending; (iii) a draft bill to reduce the working week to 40 hours, considering adaptability and gradual implementation; and (iv) a tax reform that will be presented for discussion in Congress during June of 2022.

Constitutional Convention

On May 15, 2022, the Constitutional Convention in charge of drafting the Chilean Constitution presented the first draft of the new constitution. The draft, which still has to go through the harmonization committee to fine-tune the final text, consists of 499 articles, among others:

•	Republic of Chile: It states that Chile is an intercultural nation that recognizes the coexistence of diverse nations and persons within the framework of the unity of the Chilean Nation.

•	Legislative Power: It provides for a Congress of Deputies (Congreso de Diputadas y Diputados) composed of 155 members elected by direct election, plus seats reserved for indigenous peoples. In addition, there will be a Chamber of Regions (Cámara de las Regiones) in charge of concurring in the formation of regional laws, laws of national interest, approval of amendments to the Constitution and appointment of officers of certain national governmental entities. All laws will be approved by simple majority. The members of the Congress of Deputies and the Chamber of Regions will be in office for a period of four years. Initiative or concurrence to the proposal of bills of law from the President of the Republic is required for certain matters such as taxation and public indebtedness.

•	Election System: It establishes voluntary voting in all elections for people of ages 16 and 17. In addition, it establishes that the collegiate bodies of popular election shall include reserve seats for indigenous nations and the specific requirements shall be determined by law.

•	Regional Organization: It establishes that Chile is a regional state, formed by autonomous regional entities, which have legal personality and their own patrimony. The regions’ autonomy cannot attempt against the unity of the Chilean state. The draft also includes the new indigenous territorial autonomies, and the reconfiguration and attributions of new superior bodies of the autonomous regions, consisting of the Regional Governor and the Regional Assembly. It also creates three new councils within the regional organization: the Social and Regional Council, the Council of Governors and the Council of Mayors.

•	Judiciary: It establishes the new National Justice System (Sistema Nacional de Justicia) composed by the neighborhood justice system, the courts of instance, the courts of appeal and the Supreme Court of Justice. As part of the new courts of the National Justice System, the draft includes, among others, the penalty enforcement courts, which are responsible of ensuring the fundamental rights of convicted persons or persons who are subject to security measures by the government, the neighborhood court, which will replace the local police courts and, with the same functions, will become part of the National Justice System. Additionally, the figure of Council of Justice (Consejo de Justicia) is created as an autonomous body and its main objectives are to strengthen the judicial independence and to appoint, govern, manage, train and discipline the National Justice System. The Council of Justice will be composed by 17 members of which 2 seats will be reserved for indigenous people and the rest will be judges, members appointed by the Chamber of Deputies and officials of the National Justice System.

•	Indigenous Constitutional Statute: It establishes the autonomy and self-government of indigenous territories. Also, it states that the ownership of indigenous lands has a special protection under the Constitution, providing that land restitution has a preferential mechanism of reparation, public utility and general interest. In addition, indigenous consultation is recognized, stating that indigenous people must be previously consulted in matters that affect their rights recognized in the Constitution.

•	Right to health: It provides that the Chilean National Health System will be universal, public and integrated. The government will be exclusively responsible for the steering role of the health system, including its regulation, supervision and oversight of public and private institutions. The Chilean National Health System will be financed through general revenues of the country. Additionally, the laws governing this matter may establish the mandatory collection of contributions from employers and workers for the sole purpose of contributing jointly and severally to the financing of the health system.

•	Right to education: It states that education is a primary and unavoidable duty of the government, universally accessible at all levels and compulsory from elementary to high school.

•	Central Bank: The governmental autonomy of the Central Bank is recognized and the draft maintains its current functions and responsibilities, but extends its scope to environmental matters and allows the Congress to impeach members of the board (Consejo) of the Central Bank.

It is expected that the final draft of the new Chilean Constitution is officially introduced on July 5, 2022, and it has been publicly announced that on September 4, 2022, a public referendum will take place to vote its approval or rejection. However, the final date of the referendum will be officially announced by the President of the Republic when the final draft of the new Chilean Constitution is presented.

The COVID-19 pandemic

On February 11, 2022, Law No. 21,423 was published in the Official Gazette, which regulates the repayment of debt incurred by certain vulnerable people during the COVID-19 pandemic in connection with healthcare, gas and electricity services. It establishes that such debt incurred between March 18, 2020, and December 31, 2021, may be repaid in 48 monthly installments, without interests or readjustments, and covered with government subsidies. The beneficiaries will be identified based on the average consumption of electricity or water (i.e., no more than 15m3 of drinking water per month or 250 kilowatt-hours per month).

On February 22, 2022, the then President of the Republic, Sebastián Piñera, announced the extension of the application period for the Emergency Labor Income (Ingreso Laboral de Emergencia or “Labor IFE”) through June of 2022. As a result, workers who apply for the benefit in April, May and June will be entitled to receive up to three, two or one-month’s pay, respectively, as long as they remain employed. In addition, the then President of the Republic announced the extension until June 30, 2022 of the “Subsidio Protege”, a government subsidy that grants Ps.200,000 a month to working mothers with children under the age of two who are not guaranteed the right to a nursery by their employer.

On April 5, 2022, the government announced an update to the Protected Borders Plan (Plan Fronteras Protegidas), which became effective on April 14, 2022. The new plan includes three alert levels, as follows.

•	Alert Level 1: when there is a community transmission of known and controlled variants within the country, there is certain information on their characteristics and health impact, and there are no alerts for a new variant of concern.

•	Alert Level 2: when there is a variant of concern with no community circulation, or with an initial community circulation, and where the health authority determines that the country is prepared to respond to its prevention and control.

•	Alert Level 3: in the context of the emergence of a variant of concern without community circulation within the country, where no further information is available or where the variant is estimated to have a high health impact on the Chilean population despite the response of the health system.

In these three alert levels, eight factors will be considered cross-sectionally: travel restriction, traveler management, traveler declaration, vaccination requirement at entry for non-resident travelers, request for diagnostic test before entry, request for diagnostic test at entry, and genomic surveillance. As of the date of this Annual Report, the country is on Alert Level 1.

On April 7, 2022, the President of the Republic Gabriel Boric announced the government’s Inclusive Recovery Plan called “Chile Apoya”, which contains a series of measures aimed at supporting people and mitigating the effects of inflation. According to the government, this plan will involve disbursements totaling US$3.7 billion, of which 37% will be allocated to job creation measures, 36% will support the needs of families, and 27% will help small businesses. The measures of the “Chile Apoya” plan include, among others:

•	Price freeze on regulated public transportation throughout Chile for 2022: Resources will be injected into the subsidies of the RED transportation system (ex-Transantiago) and the regulated regional and rural public transport systems, to freeze fares during 2022. This would prevent that the increase in international oil prices causes an increase in fares, indirectly affecting users.

•	Containment of kerosene, oil and gasoline prices: The recently approved MEPCO law (see below “Recent Developments – The Republic of Chile – Environment and Energy”), increases the resources available to mitigate the effects of the increase in international oil prices on the price of gasoline for vehicle use. In addition, this measure seeks to contain the increase in the price of kerosene by increasing the resources of the Oil Price Stabilization Fund (Fondo de Estabilización de Precios del Petróleo or “FEEP”). To this end, the government submitted a bill to Congress, which was approved on May 11, 2022. The approved initiative will inject US$40 million into the Petroleum Price Stabilization Fund, which would allow a reduction of more than Ps.100 in the price of kerosene per liter.

•	Competition in liquefied gas market will be expanded for consumers to obtain the best price conditions. Through a collaboration with Empresa Nacional del Petróleo (ENAP), conditions will be reviewed to improve the distribution of gas through retailers. This would allow Chileans to have access to this fuel at better prices.

•	Extension of the Labor IFE: The government announced the extension of the application period for the Labor IFE from June to September 2022. In addition, this measure modifies the monthly benefit amounts, prioritizing groups that have been lagging behind in the economic recovery and in the formal labor market. Thus, the new Labor IFE, payable during the months of July, August and September, will be applied as follows: (a) women and men who are 24 to 55 years old will receive an amount equivalent to 25% of their gross monthly salary, not to exceed Ps.100,000 per month; and (b) women and men who are 18 to 24 years old, men who are above 55 years old and disabled people or pensioners will receive an amount equivalent to 60% of their gross monthly salary, not to exceed Ps.300,000 per month.

•	Draft bill that automatically activates a wide coverage IFE in case of confinement: In the event of generalized confinement, an Emergency Family Income (IFE) of broad coverage will be automatically activated via draft legislation to compensate families affected by the loss of their labor income. For this purpose, an emergency fund will be established, also by law. This fund may be applied to the payment of bonuses, subsidies and unemployment insurance contributions, among others, and will be associated with the public financing structure.

•	Strengthening of the "4 to 7 Program": This program is aimed at supporting economically active women who are responsible for children from six to 13 years of age and want to participate in the labor market. This benefit provides comprehensive childcare for children at the end of the school day, with extended hours from 16:00 to 19:00. This measure seeks effective coverage in nearly 300 educational establishments in 189 municipalities throughout the country.

•	Minimum Wage: The government has set a target of a minimum income of Ps.400,000 (gross). On May 17, Congress approved, with large majorities, the government's minimum wage bill. The bill not only contemplates a readjustment of the minimum monthly income, but also establishes a family and maternity allowance, a temporary subsidy to small- and medium-sized companies (“SMEs”), and a compensatory contribution for the increase in the value of the basic food basket. The readjustment of the minimum monthly income is considered to retroactively reach Ps.380,000 for May 1, and Ps.400,000 for August 1, a readjustment of 14.3%. If annual inflation exceeds 7% by December 2022, it will be readjusted to Ps.410,000 by January 1, 2023. The subsidy to SMEs consists of a contribution of Ps.22,000 (May - July), Ps.26,000 (August - December) and Ps.32,000 (January 2023) per worker.

Currently, the government maintains the vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. As of January 10, 2022, the government began to vaccinate the population with an additional or second “booster” dose. As of June 2, 2022, 17,528,398 people have been fully vaccinated in Chile (excluding the “booster” dose), of which 574,674 people have been vaccinated with a single dose vaccine, 17,390,906 have received the first of two doses, 16,953,724 people have received both doses, 14,607,173 people have received the additional “booster” dose and 7,332,155 people have received the “second booster” dose. As of June 1, 2022, the government announced that a second booster dose will be required for granting mobility passes to people of age 18 and older that had received their first booster dose at least six months prior to December 1, 2021.

On April 5, 2022, the government announced an update to the “step-by-step” program that became effective on April 14, 2022. See “Social Developments— The COVID-19 pandemic.” The updated program has three phases: Low, Medium and High Health Impact. Depending on the results of health and safety guidelines and criteria, the government may allow each district or region to advance to the low health impact phase (allowing the non-use of face masks in open spaces as well as social gatherings and events without any capacity limit) or go back to a previous restricted phase.

As of June 3, 2022, no district in Chile is under quarantine. As of the same date, 3,729,906 COVID-19 infections had been recorded in Chile, of which 32,017 were active, with 8,381 new cases recorded. Since the beginning of the pandemic, Chile has recorded 57,392 total deaths.

Pension Funds and the Chilean Pension System

On January 29, 2022, Law No. 21,419 was published in the Official Gazette, creating a Universal Guaranteed Pension (Pensión Garantizada Universal or “PGU”) that seeks to improve the pensions of current and future pensioners through a maximum contribution of Ps.185,000 per month, and would benefit all people over 65 who are part of the 90% most vulnerable families, regardless of whether they are retired or still working. The PGU would be financed by the government, administered by the Social Security Institute (“IPS”) and would go directly to the beneficiaries, without passing through the Pension Fund Administrators (“AFPs”). It would replace the current guaranteed minimum pension amount known as “Pensión Básica Solidaria”. The approximately cost as a percentage of the GDP is 0.95%.

According to information provided by the pension fund industry, as of May 20, 2022, the total amount that pension fund account holders have redeemed pursuant to the three withdrawals permitted in connection with the COVID-19 pandemic (none of them in force at the date of this Annual Report) was approximately U.S.$49.3 billion, plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1 billion as of September 9, 2021 (latest available date). For more information on the first, second and third withdrawals, see “Monetary and Financial System — Pension Funds and the Chilean Pension System”.

As of March 31, 2022, the AFPs held aggregate financial assets totaling approximately US$173.6 billion, compared to US$168.3 billion as of December 31, 2021. The increase is due to regular contributions received by pension funds during the first quarter of 2022.

The new government of President Gabriel Boric has announced a comprehensive reform to the social security system, which may include a governmental agency in charge of managing pensions and a universal contribution regime, while has established that current social security savings will remain in the ownership of their holders. The draft of the new Chilean Constitution also establishes a Public Social Security System. These announcements include termination of the current role of AFPs.

Mining

On February 4, 2022, Law No. 21,420 was published in the Official Gazette, reducing or eliminating certain tax exemptions (see “Recent Developments - Taxation”), and introducing amendments to various laws, in particular to the Mining Code. These amendments will become effective as of February 4, 2023, and include:

•	An increase in the amounts of the annual mining patent, in the case of the exploration concession, from 1/50 to 3/50 UTM (Unidad Tributaria Mensual) (equivalent to approximately Ps.55,000) per hectare. In the case of the exploitation concession, the amount will be determined based on the years of validity of the concession, in amounts ranging from 4/10 UTM for the first five years of validity of the concession, up to 12 UTM as from the thirty-first year of validity of the concession.

•	The term of the exploration concession is increased from two to four years, eliminating the possibility of extension.

•	The holder of an expired exploration concession is prohibited from acquiring, by itself or through an intermediary, a new exploration concession that includes the area of such expired concession.

•	The draft of the new Chilean Constitution (see “Recent Developments – the Republic of Chile – Constitutional Convention”) establishes that the mining regulatory statute will be regulated by law. Also, three administrative bodies will be created to administer the mining industry: the National System of Protected Areas, the Nature Ombudsman’s Office and the Water National Agency. Also, the government will establish a mining activity framework considering environmental and social protection, innovation, added value generation, access and use of technology and the protection of small-scale miners.

Water

On April 6, 2022, Law No. 21,435 was published in the Official Gazette, amending the Water Code. The main aspects of the reform include:

•	Water Development Right (Derecho de Aprovechamiento de Aguas or “DAA”): Reaffirms the character of the DAA as a property right. However, the new DAAs that are created will have time limits, up to 30 years, automatically extendable, unless the General Water Directorate (“DGA”) proves its non-effective use or the affectation to the sustainability of the source.

•	The human right to water and sanitation: Establishes the human right to water and sanitation, stating that the President of the Republic may establish reserves of surface water or groundwater for subsistence purposes, the power of the DGA to establish DAA for such uses and the possibility of delivering the reserved water to sanitation companies to guarantee human consumption and sanitation.

•	New powers of the DGA in relation to declarations of water scarcity zones: The amendment strengthens the mechanism for declaring scarcity zones by granting the DGA special powers to intervene in water distribution and to suspend the distribution measures of user organizations in cases of extreme drought.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2022
January	8.8	(5.8)	11.1
February	6.6	(5.5)	8.6
March	6.4	(1.2)	7.7
April	6.9	(9.3)	9.7

Source:  Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the first quarter of 2022:

	Current Account (millions of US$)	GDP Growth (in %)	Domestic Demand Growth (in %)
2022
First quarter	(5,575.2)	7.2	13.0

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Three months ended March 31,
	2021	2022
Nominal GDP	55,678	64,695
Aggregate Domestic Demand	54,374	66,147
Gross Fixed Capital Formation	12,760	15,648
Change in Inventories	1,462	2,109
Total Consumption	40,151	48,390
Private Consumption	32,291	39,899
Government Consumption	7,860	8,490
Total Exports	17,094	21,991
Total Imports	15,789	23,442
Net Exports	1,305	(1,452)

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	Three months ended March 31,
	2021	2022
Real GDP	46,811	50,187
Aggregate Domestic Demand	48,059	54,325
Gross Fixed Capital Formation	11,408	12,411
Change in Inventories	1,386	1,965
Total Consumption	35,265	39,949
Private Consumption	29,535	33,645
Government Consumption	5,856	6,388
Total Exports	13,044	12,860
Total Imports	14,206	16,688
Net Exports	(1,162)	(3,828)

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 61.7% in the three months ended March 31, 2022. Government consumption decreased from 14.1% of GDP in the three months ended March 31, 2021 to 13.1% of GDP in the three months ended March 31, 2022. Another key component of demand, gross fixed capital formation, accounted 22.9% of GDP in the three months ended March 31, 2021 and 24.2% in the three months ended March 31, 2022.

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Three months ended March 31,
	2021	2022
Nominal GDP (in billions of Chilean pesos)	55,678	64,695
Domestic Absorption	97.7	102.2
Total Consumption	72.1	74.8
Private Consumption	58.0	61.7
Government Consumption	14.1	13.1
Change in inventories	2.6	3.3
Gross Fixed Capital Formation	22.9	24.2
Exports of goods and services	31.4	33.2
Imports of goods and services	28.4	36.2

Source: Chilean Central Bank.

Savings and Investment

In the twelve months ended March 31, 2022, total gross savings (or domestic gross investment) increased 1.9% as a percentage of GDP.

Savings and Investment
(% of GDP)

	Three months ended March 31,
	2021	2022
National Savings	22.1	20.5
External Savings	3.5	7.0
Total Gross Savings or Domestic Gross Investment	25.5	27.4

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the three months ended March 31, 2022, GDP expanded by 7.2% compared to the same period in 2021 as a consequence of the release of measures implemented to prevent the spread of COVID-19, as well as the high rate of vaccination.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Three months ended March 31,
	2021		2022
Primary sector		18.7		18.7
Agriculture, livestock and forestry		4.7		4.3
Fishing		0.4		0.4
Mining		13.6		14.1
Copper		12.4		12.3
Other		1.2		1.7
Manufacturing sector		8.4		8.8
Foodstuffs, beverages and tobacco		3.6		3.6
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.6		0.7
Paper and printing products		0.5		0.6
Chemicals, petroleum, rubber and plastic products		1.5		1.8
Non-metallic mineral products and base metal products		0.6		0.6
Metal products, machinery and equipment and miscellaneous manufacturing		1.5		1.4
Services sector		63.0		62.4
Electricity, oil and gas and water		2.7		2.2
Construction		6.3		6.1
Trade and catering		10.1		10.3
Transport		5.7		6.4
Communications		2.6		2.4
Financial services		13.0		13.0
Housing		7.3		7.2
Personal services		10.7		10.6
Public administration		4.7		4.1
Subtotal		90.2		89.9
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.8		10.1
Total GDP		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	55,678	Ps.	64,695

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from previous year, except as indicated)

	Three months ended March 31,
	2021		2022
Primary sector		(0.5)		(4.6)
Agriculture, livestock and forestry		0.6		(4.7)
Fishing		8.1		(11.2)
Mining		(1.8)		(4.0)
Copper		(2.1)		(6.6)
Other		0.8		22.2
Manufacturing sector		1.4		1.5
Foodstuffs, beverages and tobacco		3.5		0.3
Textiles, clothing and leather		21.2		9.6
Wood products and furniture		7.2		(6.8)
Paper and printing products		(3.3)		9.1
Chemicals, petroleum, rubber and plastic products		(4.9)		(1.0)
Non-metallic mineral products and base metal products		5.3		(4.0)
Metal products, machinery and equipment and miscellaneous manufacturing		2.0		7.4
Services sector		(0.7)		10.8
Electricity, oil and gas and water		(4.1)		8.2
Construction		(8.1)		3.2
Trade and catering		4.4		11.8
Transport		(7.1)		21.5
Communications		7.1		11.3
Financial Services		(1.1)		10.0
Housing		0.8		8.0
Personal Services		(0.6)		19.5
Public Administration		2.3		(0.4)
Subtotal		(0.4)		7.2
Net adjustments for payments made by financial institutions, VAT and import tariffs		7.4		12.2
Total GDP		(0.0)		7.2
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	46,811,038	Ps.	50,187,155

Source: Chilean Central Bank.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Three months ended March 31, 2022
Nationwide:
Labor force	9,542
Employment	8,798
Participation rate (%)	59.5
Unemployment rate (%)	7.8

Source:  National Statistics Institute and University of Chile surveys.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

Three months ended March 31, 2022 (1)
Primary sector	13.7
Agriculture, livestock and forestry and fishing	3.1
Mining	10.6
Manufacturing sector	0.5
Services sector	85.8
Electricity, gas and water	10.2
Construction	20.4
Trade and catering	9.1
Transport and communications	6.8
Financial services	1.2
Community and social services(2)	38.1
Total	100.0

(1)  Constitutes an average for the three months ended March 31, 2022.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

During the three months ended March 31, 2022, women accounted on average for 41.7% of the total nationwide labor force, compared to 40.8% during the same period in 2021.

Wages

The following table sets forth changes in average real wages in the three months ended March 31, 2022, compared to the same period in 2020.

Real Wages
(% change from same period in 2020)

Three months ended March 31, 2022
Average real wages	(1.8)%

Sources: Chilean Central Bank and National Statistics Institute.

Environment and Energy

On March 6, 2022, the then President of the Republic, Sebastián Piñera, announced the creation of the National Park Glaciers of Santiago (Parque Nacional Glaciares de Santiago). The first stage of the project covers approximately 75,000 hectares, protecting around 46% of the Metropolitan Region's ice surface, as well as containing 56% of the water stored in the glaciers of the entire region. In Chile, the category of National Park represents the highest level of protection on land, which means that glaciers under this protection category cannot be altered or affected.

On March 18, 2022, President Gabriel Boric signed the draft bill that seeks to include Chile in the International Treaty called “Escazú Agreement” which was approved by Congress on May 31, 2022. The objective of the Escazú Agreement is to guarantee the implementation in Latin America and the Caribbean of access rights to environmental information, public participation in environmental decision-making processes and justice in environmental matters, achieved through strengthening of regional cooperation.

On May 17, Congress approved a draft bill that establishes the Framework Law on Climate Change. Essentially, this law establishes the goal of carbon neutrality and resilience by 2050. The bill has yet to be enacted by the President of the Republic and published in the Official Gazzete.

On April 22, 2022, Law No. 21,443 was published in the Official Gazette, extending the coverage of the fuel price stabilization mechanism (Mecanismo de Estabilización de Precios de los Combustibles “MEPCO”) created by Law No. 20,765.  Law No. 21,443 extends the coverage of the stabilization mechanism in place, by raising the threshold for the operation of the convergence mechanism defined therein from the current US$750 million to US$1.5 billion, so that fuel price volatility can continue to be moderated. See “Public Sector Finances— Oil Prices Stabilization Funds”.

Sustainability Linked Bonds

Sustainability-Linked Bond Framework

In February 2022, Chile adopted its sustainability-linked bond framework (the “SLB Framework”). The SLB Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by Sustainalytics, an independent and corporate governance research, ratings and analytics firm. Sustainalytics has indicated in a second party opinion delivered to the government that the SLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles 2020, which have five core components: (i) selection of key performance indicators, (ii) calibration of sustainability performance targets, (iii) bond characteristics, (iv) reporting, and (v) verification. Additionally, Sustainalytics has indicated that it believes that the SLB Framework is aligned with Chile’s climate change and renewable energy policies, commitments and laws. Sustainalytics’ second party opinion is not, nor should be deemed to be, a recommendation to buy, sell or hold any securities.

Chile’s SLB Framework describes Chile’s sustainability strategy priorities and sets out goals with respect to two key performance indicators. The first key performance indicator relates to greenhouse emissions and the second to the share of non-conventional renewable energy generation in Chile’s National Electric System. Each key performance indicator has a related sustainability performance target, which includes events that must be achieved by certain date or dates. The sustainability performance target for the first key performance indicator comprises two events: achieving certain absolute annual greenhouse gas emissions of carbon dioxide equivalent by December 31, 2030, and certain maximum greenhouse gas emissions budget between January 1, 2020 and December 31, 2030. The sustainability performance target for the second key performance indicator also comprises two events: generating from non-conventional renewable sources certain percentage of the total electricity generated in Chile in the year ended December 31, 2028 and a higher percentage thereof in the year ended December 31, 2032. In its second-party opinion, Sustainalytics has indicated that the first key performance indicator is very strong and its sustainability performance target is ambitious, and that the second key performance indicator is strong and its sustainability performance target is very ambitious.

In the legal documentation of any bond issued pursuant to the SLB Framework, Chile will provide for financial implications, such as changes in the interest rates or premium payments, depending on whether Chile meets or fails to meet the applicable event or events included in the sustainability performance targets or if it fails to comply with certain reporting and verification obligations. Additionally, pursuant to the SLB Framework, Chile has committed to report its performance on the key performance indicators, which is expected to be independently reviewed and verified. Chile expects to publish the information about its performance on the key performance indicators and related verification on its website. Except as expressly set forth herein, the contents of any website and second party opinion referred to herein are not incorporated herein and do not form part hereof.

On March 7, 2022, Chile issued its first sustainability-linked bonds pursuant to the SLB Framework for a total amount of US$2.0 billion.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the three months ended March 31, 2022 were China (which accounted for 27% of total imports), the United States (19%), Brazil (9%), Argentina (6%), Germany (2%) and Mexico (2%). The primary destinations of Chile’s exports for the three months ended March 31, 2022, were China (which received 37% of Chile’s total exports), the United States (16%), Japan (9%), South Korea (8%) and Brazil (4%). During the three months ended March 31, 2022, Chile’s exports to Asia, as a percentage of total exports, were stable at 60% compared to the same period in 2021, different from the proportion of Chile’s exports to North America, which increased by 20%, compared to the 17% accounted for the same period in 2021.

In the four months ended April 30, 2022, merchandise exports totaled US$8.4 billion and merchandise imports totaled US$8.1 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 52% of total imports in the four months ended April 30, 2022 compared to 49% for the same period in 2021. Imports of consumer goods amounted to 29% of total imports in the four months ended April 30, which were stable compared to the same period in 2021. Imports of capital goods accounted for 20% of total imports for that period compared to 21% for the same period in 2021.

The following tables set forth information regarding exports and imports for the periods:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Three months ended March 31, 2021	Three months ended March 31, 2022
Exports (FOB)
Americas:
Argentina	0.8	1.0
Brazil	5.2	4.3
Mexico	1.4	2.1
United States	15.1	16.0
Other	6.4	7.8
Total Americas:	28.9	31.2
Europe:
France	1.0	0.9
Germany	0.7	0.6
Netherlands	1.2	1.9
Spain	2.6	0.6
United Kingdom	0.6	0.5
Other	4.8	3.0
Total Europe:	10.8	7.5
Asia:
Japan	4.9	8.5
South Korea	6.7	7.7
Taiwan	2.6	1.7
China	40.0	36.5
Other	4.4	5.3
Total Asia:	58.6	59.7
Other:(1)	1.7	1.6
Total exports:	100.0%	100.0%

Imports (CIF)
Americas:
Argentina	4.2	6.2
Brazil	8.0	8.8
Mexico	2.7	2.5
United States	18.8	18.6
Other	8.3	8.0
Total Americas:	42.0	44.1
Europe:
France	1.9	1.7
Germany	3.8	2.5
Netherlands	0.8	0.6
Spain	2.1	2.0
United Kingdom	0.8	0.6
Other	7.2	6.0
Total Europe:	16.5	13.3
Asia:
Japan	2.0	2.5
South Korea	1.9	2.3
Taiwan	0.4	0.4
China	28.9	27.1
Other	5.2	5.6
Total Asia:	38.3	37.8
Other:(1)	5.1	4.8
Total imports:	100.0%	100.0%

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On May 5, 2022, the Chilean Central Bank announced an increase of 125 percentage points in the Tasa de Política Monetaria (“TPM”), mainly to contain an expected increase in inflation above the 3.0% (+/-1.0%) target band. The Chilean Central Bank also indicated that a new assessment of the monetary policy of the Bank would be made on its meeting of June 2022.

The following table sets forth the Chilean Central Bank’s average interest rates through May 16, 2022.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2022 (through May 16)	—	—	—	—	8.25

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the Consumer Price Index or CPI and the Producer Price Index or PPI for the period indicated.

Inflation

(% change from same period in 2021)

	CPI	PPI (1)
Three months ended March 31, 2022	9.4	24.9

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso traded at Ps.787.16/US$1.00 on March 31, 2022, compared to Ps.850.3/US$1.00 on December 31, 2021.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the three months ended March 31, 2022.

Observed Exchange Rates (1)
(pesos per US$)

	High	Low	Average(2)	Period-End
Three months ended March 31, 2022	852.03	777.10	809.15	787.16

(1)	The table presents the high, low, average and period-end observed rates for the period.
(2)	Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$44.6 billion as of March 31, 2022, compared to US$38.7 billion as of March 31, 2021.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

As of March 31, 2022
Chilean Central Bank:
Assets:
Gold	15
Special Drawing Rights (SDRs)	3,133
Reserve position in the IMF	681
Foreign exchange and bank deposits	3,100
Securities	41,390
Other assets(1)	–
Total	48,320

Liabilities:
Reciprocal Credit Agreements	–
Bonds and promissory notes	0.80
Accounts with international organizations	83
SDR allocations	3,442
Short Term Liabilities	213
Total	3,738
Total international reserves, net	44,581

(1)	Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

Money Supply

The following tables set forth the monetary base and the monetary aggregates as of the date indicated:

Monetary Base(1)
(in billions of pesos)

As of March 31, 2022
Currency in circulation	14,034.1
Bank reserves	9,865.1
Monetary base	23,899.2

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of pesos)

As of March 31, 2022
Currency in circulation	14,034.1
Demand deposits at commercial banks	57,359.1
M1(1)	71,393.2
Total time and savings deposits at banks	88,194.3
Others	12,740.3
M2(2)	172,327.9
Foreign currency deposits at Chilean Central Bank	30,092.9
Documents of Chilean Central Bank	18,289.9
Letters of Credit	107.2
Private Bonds	31,706.5
Others	46,071.3
M3(3)	298,595.7

(1)  M1:  Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2) M2:  M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)  M3:  M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source:  Chilean Central Bank.

The following table shows selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from same period in 2021)

Three months ended March 31, 2022
M1 (% change)	4.0%
M2 (% change)	7.5%
Credit from the financial system (% change)(1)	0.0%
Average annual peso deposit rate(2)	0.7%

(1)   Information as of March 31, 2022, the latest available information.

(2)   Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of March 31, 2022
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	357,095	83.4%	229,597	86.8%	170,085	81.3%	25,677	89.1%
Foreign- owned private-sector banks(2)	3,018	0.7%	235	0.1%	1,798	0.9%	540	1.9%
Private-sector total	360,112	84.1%	229,833	86.9%	171,883	82.2%	26,217	91.0%
Banco Estado	67,829	15.9%	34,565	13.1%	37,334	17.8%	2,588	9.0%
Total banks	427,941	100.0%	264,398	100.0%	209,217	100.0%	28,805	100.0%

(1)     Corresponds to the “Capital Básico”. This item included capital and reserves.

(2)     Foreign owned subsidiaries of foreign banks are classified as domestically owned private sector banks. If classified as foreign owned private sector banks, the market share of foreign owned private sector banks as of March 31, 2022, would be as follows: assets: 40.5%, loans: 41.4%, deposits: 36.1% and shareholders’ equity: 42.5%, with the corresponding reduction in the market share of domestically owned private sector banks.

Source: CMF (as defined below).

The following tables set forth the total assets of the five largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of March 31, 2022
	in billions of Pesos	Market Share (%)
Banco Santander-Chile	61.5	16.9%
Banco Estado	57.7	15.9%
Banco de Chile	50.0	13.7%
Banco de Crédito e Inversiones	69.5	19.1%
Scotiabank	40.5	11.1%
Itaú Corpbanca	37.7	10.4%
Other banks	47.1	12.9%
Total Banking System	363.9	100.0%

Source: CMF.

Banking Regulation

On January 25, 2022, the Chilean Central Bank published a new regulation authorizing the creation and operation of clearing houses for low-value payments. This initiative is part of the Chilean Central Bank’s 2018-2022 strategic plan, and it is a structural element of its low-value means of payment agenda, which was published in September 2021. Transactions whose clearing is channeled through clearing houses for low-value payments will be final in legal terms, i.e., irrevocable and binding for the participants. This, together with the risk mitigation mechanisms to be contemplated by the clearing houses, is expected to contribute to increase the security of retail payments in the country. To promote interoperability between the different means of payment, this regulation establishes that the clearing houses must create access rules that are objective, transparent and non-discriminatory. This should promote and facilitate those individuals who use the payment means and platforms they prefer, regardless of the contractual link that may exist between financial institutions and the customers making and/or receiving such payments.

On January 27, 2022, the Chilean Central Bank announced its incorporation to the Latin American Reserve Fund as an Associated Central Bank. The objective of this measure is to contribute to the strengthening of the regional financial support network, which seeks to broaden the possibilities of access to lines of credit that complement the liquidity of reserves, and to promote the exchange of relevant technical information on matters related to reserves management.

On March 3, 2022, the Chilean Central Bank issued Circular No. 3013-900, which modifies chapter III.B.2.1. of the Compendium of Financial Regulation about the rules on standards on the management and measurement of the liquidity position of banking enterprises. The main amendments to chapter III.B.2.1. are: (i) gradual incorporation of a regulatory limit on the Basel III NSFR indicator, (ii) adoption of a minimum liquidity coverage ratio of 100% and repeal of limits on term maturity mismatches, (iii) refinement of the technical reserve recognition in liquidity coverage ratio measurement, and (vi) incorporation of the liquidity self-assessment process.

Capital Markets

On January 5, 2022, the Commission for the Finance Market (Comisión para el Mercado Financiero or “CMF”) issued General Rule (Norma de Carácter General) No. 463, allowing insurance companies to invest, for purposes of their technical reserves and risk equity, in bonds without a fixed term to maturity (perpetual bonds) issued by Chilean banks.

On March 31, 2022, the CMF issued two general rules: (i) General Rule No. 467, which regulates the process to authorize the existence of special corporations other than banks, nonbanking payment card issuer companies, payment card operator companies, central counterparty entities and clearing houses for financial instruments companies and insurance companies, and (ii) General Rule No. 468, which regulates the process to authorize the commencement of operations of a General Fund Manager.

On April 14, 2022, the CMF issued three general rules: (i) General Rule No. 473, which establishes a simplified process for the registration of securities in the Securities Registry for companies that meet the criteria set out in the rule, (ii) General Rule No. 475, which regulates the registration in the Special Register of Reporting Entities, and (iii) General Rule No. 476, which modifies the procedure to register foreign securities in the Foreign Securities Registry.

On May 18, 2022, the CMF issued General Rule No. 477, which simplifies the process for registration in the Accounts Inspectors and External Auditors Registry.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of March 31, 2022:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of March 31, 2022	25,218	4,936

(1)  The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)  The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the dates indicated:

Total Assets of Institutional Investors (in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds
As of December 31, 2021	168,270	52,155	59,843
As of March 31, 2022	173,608	56,776	55,139

Source: CMF (as defined below), Superintendency of Pensions.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

During the three months ended March 31, 2022, no contributions to or withdrawals from the Pension Reserve Fund (“FRP”) were made. The FRP’s total assets as of March 31, 2022 were US$7.1 million.

Economic and Social Stabilization Fund

The Economic and Social Stabilization Fund (“FEES”) total assets as of March 31, 2022 were US$8.1 million. The Ministry of Finance made a contribution of US$4 in January 2022 and a contribution of US$1.9 billion in March 2022.

Government Expenditures

2022 Budget

The 2022 budget law (Law No. 21,395) was published in the Official Gazette on December 15, 2021. See “Public Sector Finances—Government Expenditures—2022 Budget.”

When submitting the budget law for each year, the Ministry of Finance includes certain macroeconomic assumptions that are used to project government revenues and fiscal deficit, among others. These projections are updated quarterly in a public finances report (Informe de Finanzas Públicas, or “IFP”).

The following table sets forth the macroeconomic assumptions underlying the 2022 budget bill submitted to Congress in September 2021 and the latest estimate included in the IFP published on April 30, 2022:

2022 Budget Assumptions for Effective Balance

	Updated 2022 Budget Assumptions(1)	2022 Budget Assumptions(2)
Real GDP growth (% change compared to the prior year)	1.5	2.5
Real domestic demand growth (% change compared to the prior year)	(1.0)	1.7
CPI (% change December 2021/2022)	8.9	4.4
Annual average nominal exchange rate (Ps./US$1.00)	811	739
Annual average copper price (US$ cents per pound)	445	400

(1)  Updated in April 2022.

(2)  Considered for the preparation of the 2022 Budget.

Source: Chilean Budget Office.

Due to the economic recovery after the crisis derived from COVID-19, the 2022 budget foresees the normalization of public spending in 2022. As of April 30, 2022, projected central government revenues, when measured in constant pesos of 2022, are expected to reach Ps.57.4 billion for 2022, a 10% decrease in real terms, compared to the amount projected for 2021. As of April 30, 2022, projected central government expenditures, when measured in constant pesos of 2022, are expected to reach Ps.61.8 billion in 2022 (a 25.2% decrease in real terms, compared to central government expenditures of 2021). As a result, the effective deficit is expected to amount 1.7% of GDP for 2022, while the central government’s gross debt is expected to increase to 38.8% of GDP in 2022.

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

Taxation

Net tax revenues totaled US$16.4 billion for the three months ended March 31, 2022, compared to US$13.4 billion for the same period in 2021.

Recent Tax Reforms

On February 4, 2022, Law No. 21,420 was published in the Official Gazette, reducing or eliminating certain tax exemptions to increase tax collections, which over time are expected to fund the Universal Guaranteed Pension Law (Ley de Pensión Garantizada Universal or “PGU”). The main tax measures established by Law No. 21,420 include the following and, except as otherwise indicated below, all such measures became effective on April 4, 2022:

•	Capital gains tax on the sale of shares and other financial instruments with stock market presence (i.e., active trading): The Income Tax Law considered certain capital gains arising from the sale of shares and other financial instruments with “stock market presence” (active trading) non-taxable income. Law No. 21,420 taxes, with a 10% single tax, the capital gains obtained in the sale of shares and other financial instruments that trade in stock markets. However, capital gains obtained by institutional investors, domiciled in Chile or abroad, will continue to be exempt according to this provision. Law No. 21,420 provides that this 10% single tax would apply to capital gains arising from sales made after 6 months from the first day of the month following the publication of the law in the Official Gazette. Taxpayers domiciled or resident in Chile are temporarily granted the option to consider as acquisition cost of the corresponding shares or financial instruments their official closing price as of December 31, 2021. This option is not granted to taxpayers domiciled or resident abroad.

•	Elimination of special credit for construction companies: Construction companies were entitled to deduct from the amount of their Monthly Income Tax Provisional Payments (Pagos Provisionales Mensuales) a 65% of the value added tax (“VAT”) debit on the sale of certain real estate for residential purposes with a value of up to US$76,000. Law No. 21,420 gradually eliminates such special credit starting on January 1, 2023 through January 1, 2025.

•	Elimination of certain tax benefits for “economic properties” owned by individuals: Decree No. 2 of 1959 considered as a non-taxable, among others, the income arising from the renting of “economic properties” owned by individuals. These benefits applied up to a limit of two properties per individual. However, properties acquired prior to 2010 are not subject to such limit on the number of properties. Law No. 21,420 provides that as from January 1, 2023, such benefit would be limited to a maximum of two properties regardless of their acquisition date.

•	Services subject to VAT: Currently, VAT Law levies activities listed in Article 20 No. 3 and No. 4 of the Income Tax Law, and those listed in Article 8 (e.g., commerce and industry). Law No. 21,420 provides that generally any service rendered as from January 1, 2023 would be subject to VAT, unless a special exemption applies. However, certain services related to health, education and passenger transportation would continue to be exempt from VAT.

•	Life insurance taxation: Income obtained by beneficiaries of certain life insurance policies agreements were considered as a non-taxable income. Law No. 21,420 levies with Inheritance and Gift Tax (Impuesto a la Herencia y Donaciones) all benefits arising from life insurance agreements entered after the effective date of the publication of Law No. 21,420 in the Official Gazette.

•	Exclusion of the payment of the surtax on property owned by the Chilean Treasury and municipalities from the Territorial Tax: Law No. 21,420 exempts the Chilean Treasury and municipalities from land surtax on the properties they own. This measure, as established in the Financial Report No. 163 issued by the Budget Department of the Ministry of Finance, would have a neutral fiscal impact, because the lower tax revenues resulting from the exemption should be accompanied by a lower fiscal expenditure of an equivalent magnitude.

•	Luxury goods tax: Law No. 21,420 incorporates a new annual tax rate at 2% on the current market price of certain goods considered luxury goods located within the national territory, such as (i) helicopters, private airplanes and yachts whose market value is higher than 122 UTA (Unidad Tributaria Annual) (approximately U.S.$100,000), and (ii) automobiles, station wagons and similar vehicles whose market value is higher than 62 UTA (approximately U.S.$50,000). Assets owned by the Treasury or Municipalities and those belonging to a company engaged in productive activities will not be affected, provided that they are effectively used and indispensable for carrying out certain activities. The tax will be accrued annually on January 1 of each year, considering the assets owned by the taxpayer as of December 31 of the immediate previous year.

On March 29, 2022, the U.S. Foreign Relations Committee of the Senate approved the U.S. Chilean Double Taxation Avoidance Agreement in relation to income taxes. The text of the approved agreement was subject to the following reservations: (i) none of its provisions shall be construed to prevent the imposition of the “Tax on Base Erosion Payments of Taxpayers with Substantial Gross Receipts” on U.S. resident entities, or the profits of Chilean resident entities that are attributable to a permanent establishment in the United States; and (ii) that the first paragraph of Article 23, which regulates the methods for eliminating double taxation from the U.S. perspective, is replaced to make it consistent with the system of credits for taxes paid currently in effect under U.S. law.

Law No. 21.440 was published in the Official Gazette on April 12, 2022, amending the Municipal Income Law (Ley de Rentas Municipales, D.L. N°3.063, 1979). This law seeks to create a more flexible regime of tax benefits applicable for donations made in favor of non-profit organization registered in a public registry. The main amendments include an additional and complementary more flexible regimen for carrying out and receiving donations, broadening the scope of the purposes and destination of this donations, and also enabling to donate a broader scope of assets, among which are included certain publicly registered intangible assets.

On May 11, 2022, Congress approved a draft bill aimed at reducing tax evasion. This statute provides that banks and other financial institutions shall report to the Chilean Tax Authority operations equal or greater than 1,500 UF (US$56,500 approximately). In addition, it states that companies and individuals shall submit an annual affidavit to the Chilean Tax Authority providing information about their offshore investments, including information about their investments made during the previous year, amounts and type of investments, country in which they are located, and other specific details. Finally, the approved legislation provides that companies resident, domiciled or incorporated in Chile obtaining passive income subject to CFC Rules according to Article 41 G of the Decree Law No. 824 of 1974, Income Tax Law (Ley de Impuesto a la Renta) shall not use their investments abroad in an abusive manner to defer or reduce the taxes of their owners, partners, or shareholders.

PUBLIC SECTOR DEBT

Central Government External Bonds

As of May 31, 2022, Chile had the following global bonds outstanding:

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 Notes due January 31, 2034;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 7, 2042;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Domestic Bonds

As of May 31, 2022, Chile had the following local bonds outstanding:

•	0.0% Ps. 590,000 million treasury bonds due June 17, 2022;

•	0.0% Ps. 590,000 million treasury bonds due July 22, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps. 550,000 million treasury bonds due March 13, 2023;

•	0.0% Ps. 350,000 million treasury bonds due April 21, 2023;

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 320,000 million treasury bonds due June 16, 2023;

•	0.0% Ps. 590,000 million treasury bonds due July 21, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	0.0% Ps. 553,400 million treasury bonds due March 13, 2024;

•	5.80% Ps. 1,061,000 million treasury bonds due June 1, 2024;

•	0.0% Ps. 550,000 million treasury bonds due June 19, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 42,850 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 105,077.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 35,900 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 46,011.5 thousand treasury bonds due July 15, 2050.

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

Exchange Rate(1)
At December 31, 2017	Ps.615.22 per US$1.00
Average for year ended December 31, 2017	Ps.649.33 per US$1.00
At December 31, 2018	Ps.695.69 per US$1.00
Average for year ended December 31, 2018	Ps.640.29 per US$1.00
At December 31, 2019	Ps.702.63 per US$1.00
Average for the year ended December 31, 2019	Ps.744.62 per US$1.00
At December 31, 2020	Ps.711.2 per US$1.00
Average for the year ended December 31, 2020	Ps.792.2 per US$1.00
At December 31, 2021	Ps.850.3 per US$1.00
Average for the year ended December 31, 2021	Ps.759.3 per US$1.00
At May 31, 2022	Ps.826.3 per US$1.00
Average for the five months ended May 31, 2022	Ps.818.6 per US$1.00

(1)  As reported by the Chilean Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

For amounts relating to a period, Chilean pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, Chilean pesos are translated into U.S. dollar amounts using the exchange rate at the period end.

The Chilean Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.826.3 per US$1.00 as of May 31, 2022. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Presentation of Financial Information

All annual information presented in this annual report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

Since Chile’s official financial and economic statistics are subject to review by the Chilean Central Bank, the information in this annual report may be adjusted or revised. The information and data contained in this annual report for the year ended December 31, 2021 and thereafter is preliminary and subject to further revision. Further, information and data published by the Chilean Central Bank contained in this annual report is subject to periodic revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

This annual report defines the terms set forth below as follows:

•	Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

•	Imacec is an index published by the Chilean Central Bank that summarizes the combined value of final products and services produced in Chile of the following economic sectors in a given month: agriculture and forestry, fishing, mining, manufacturing, electricity, gas, water, construction, commerce, restaurants and hotels, transport, communications, financial intermediation, business services, housing services, education, health, other services and public administration.

o	Mining Imacec summarizes the value of production of the mining sector in a given month; and

o	Non-mining Imacec summarizes the combined value of final products and services produced in Chile of every sector referred to above, other than mining.

•	Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included, or CIF, basis and (ii) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis at a given departure location.

•	Exports are calculated based upon statistics reported to Chilean customs upon departure of goods from Chile on an FOB basis.

•	Rate of inflation or inflation rate is the change in the consumer price index, or CPI, for the relevant calendar year, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. The rate of inflation is measured by comparing the CPI indices in December of the latest year against the indices for the prior December. See “Monetary and Financial System—Inflation.”

•	An Unidad de Fomento (UF) is an inflation-indexed, Chilean peso-denominated monetary unit that is set daily based on the Chilean CPI of the immediately preceding 30 days as calculated and published daily by the Chilean Central Bank. The main use of this index is in connection with “re-adjustable” payment obligations denominated in Chilean pesos.

Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data are presented in current prices.

This annual report refers to the state-owned companies and institutions as indicated below:

Banco Central de Chile	Chilean Central Bank
Banco del Estado de Chile	Banco Estado
Corporación de Fomento de la Producción	CORFO
Corporación Nacional del Cobre de Chile	Codelco
Empresa Nacional del Petróleo	ENAP
Empresa de Transporte de Pasajeros Metro S.A.	Metro
Empresa Nacional de Minería	Enami
Empresa de los Ferrocarriles del Estado	EFE

FORWARD-LOOKING STATEMENTS

This Annual Report may contain forward-looking statements. Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections. While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events, such as the COVID-19 pandemic, that are not reasonably foreseeable or known at this time, that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, Chile gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of these forward-looking statements in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, changes in copper, mineral or other international prices, supply chain disruptions and recession or low growth in Chile’s trading partners. Changes in international prices and high international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile induce a contraction in the Chilean economy and, indirectly, reduce tax reserves and other public sector revenues and adversely affect the country’s fiscal accounts. The effects of pandemics or epidemics and any subsequent mandatory regulatory restrictions or containment measures;

•	Instability or volatility in the international financial markets, including in particular continued or increased distress in the financial markets of the European Union, could lead to domestic volatility, which may adversely affect the ability of the government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, in particular, portfolio investments;

•	Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

SUMMARY

This summary highlights information contained elsewhere in this annual report. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire annual report carefully.

Selected Financial Information (1)

	2017	2018	2019	2020	2021
The economy
Gross Domestic Product (GDP)(2)	276,154	295,858	278,690	252,888	316,926
Real GDP (in billions of pesos)(3)	182,166	189,435	190,895	179,482	200,425
% Change from prior year	1.4%	4.0%	0.8%	(6.0)%	11.7%
Consumer price index (percentage change from previous year at period end)	2.3%	2.6%	3.0%	3.0%	7.2%
Producer price index (percentage change from previous year at period end)	8.4%	0.9%	6.1%	10.2%	31.5%
Unemployment rate (annual average)	7.0%	7.4%	7.2%	10.5%	9.1%
Balance of payments
Trade balance(4)	1,880	(2,933)	(5,069)	11,616	(1,451)
Current account	(7,616)	(13,265)	(14,505)	(4,283)	(20,307)
Financial and capital account (including change in reserves)	(6,069)	(11,296)	(9,809)	(5,990)	(22,410)
Errors and omissions	1,369	1,883	2,646	(1,709)	(2,107)
Chilean Central Bank, international reserves (period-end)	38,983	39,861	40,657	39,200	51,330
Number of months of import coverage(5)	6.1	5.5	5.9	6.9	6.0
Public finance
Central government revenue	58,054	65,644	60,532	50,680	75,607
% of GDP	21.0	22.2	21.7	20.0	23.9
Central government expenditure	65,673	70,569	68,532	69,164	99,970
% of GDP	23.8	23.9	24.6	27.3	31.5
Central government surplus (deficit)	(7,619)	(4,925)	(8,000)	(18,483)	(24,362)
% of GDP	(2.8)	(1.7)	(2.9)	(7.3)	(7.7)
Consolidated non-financial public sector surplus (deficit)(6)	(4,401)	(2,887)	(7,323)	(14,418)	n.a.
% of GDP	(1.6)	(1.0)	(2.6)	(5.7)	n.a.
Public debt
Central government external debt	12,808	14,544	15,816	21,208	36,107
Central government external debt/GDP	4.6%	4.9%	5.7%	8.4%	11.4%
Central government external debt/exports(7)	16.4%	17.3%	20.5%	26.6%	35.9%

(1)	In millions of U.S. dollars, except as otherwise indicated.

(2)	GDP in U.S. dollars calculated by translating the nominal GDP in pesos at the average exchange rate of each period.

(3)	Calculated using chained volumes at prices for the immediately preceding year.

(4)	Trade balance consists of goods and services.

(5)	Imports consist of goods and services.

(6)	The non-financial public sector includes the central government, municipalities and public-owned enterprises, but does not include Banco Estado and the Chilean Central Bank.

(7)	Exports consist of goods and services.

n.a. = Not available

Source: Chilean Central Bank, Chilean Budget Office and National Statistics Institute (Instituto Nacional de Estadísticas, or INE).

MAP OF CHILE

REPUBLIC OF CHILE

Area and Population

Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic territory, which covers approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America’s west coast. It borders Peru to the north, the Antarctic territory to the south, Bolivia and Argentina to the east and the Pacific Ocean to the west. Continental Chile’s geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is mostly an archipelago, with Cape Horn at its tip. Chile’s territory also includes several islands, including Easter Island, Juan Fernández Island and Salas y Gómez Island.

Continental Chile has five well-defined geographic regions: the northern desert, the high Andean sector, the central valley, the southern lakes district and the archipelago region. Approximately 21.9% of Chile’s land area is forested, while the remaining non-urban areas consist primarily of agricultural areas, deserts and mountains. The northern desert region is rich in mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

Chile’s population, industry and arable land are mainly concentrated in the central valley, which includes the nation’s capital and largest city, Santiago, and its two largest ports, San Antonio and Valparaíso.

According to the national census conducted in 2017, Chile’s population was approximately 17.9 million, with an annual average growth rate of 0.75% per year from June 2002 to December 2017. The 2017 national census showed that the population in Chile was highly urbanized with approximately 87.6% living in cities, with approximately 37.3% of urban dwellers residing in the Santiago metropolitan area, which includes the city of Santiago and the surrounding region. Spanish is Chile’s official language.

Chile considers itself an upper-middle income economy. The following table provides the latest data available of comparative statistics set forth in the Central Intelligence Agency (CIA) World Factbook:

	Argentina		Brazil		Chile		Colombia		Mexico		Venezuela		United States of America
Per capita GDP (in US$)	19,700	(1)	14,100	(1)	23,000	(1)	13,400	(1)	17,900	(1)	7,704	(2)	60,200	(1)
Life expectancy at birth (in years)	78.3		75.9		79.9		74.9		72.3		73.3		78.36
Infant mortality (deaths per 1,000 live births)	9.35		13.3		6.55		11.65		11.86		17.72		5.17
Literacy rate	99%		93.2%		96.4%		95.6%		95.2%		97.1%		n.a.

(1)	Figures are adjusted by purchasing power parity (PPP); data corresponds to 2020.

(2)	Data corresponds to 2020.

n.a.= Not available

Source: CIA World Factbook.

The Chilean Constitution and Government

Chile is a democratic republic. Accordingly, the Chilean Constitution declares and guarantees principles such as the recognition and protection of human dignity, equality before the law, protection of private property and free entrepreneurship, freedom of speech and association, popular sovereignty, representative government, separation of powers and the rule of law.

The Constitution was approved in a national referendum in 1980 and provides for a system of government composed of three separate and independent powers: an executive branch headed by a President (with a non-renewable four-year term), a legislative branch consisting of a two-chambered Congress, and a judicial branch in which the Supreme Court is the highest authority for all matters not pertaining to constitutional law. The Constitution also provides for a Constitutional Court, which is the highest authority for all matters of constitutional law.

The 1980 Constitution was significantly amended in 1989 and in 2005 to introduce important changes to the structure of the political system, including (i) increasing oversight powers of the lower house; (ii) decreasing the powers and status of the National Security Council, which is now an advisory body; (iii) strengthening the role of the Constitutional Court by allowing it to rule on the constitutionality of laws; and (iv) introducing a six-year presidential term limit, which has subsequently been reduced to four years.

On October 13, 2015, the Bachelet administration initiated a process intended to lead to a constitutional reform and the adoption of a new Constitution by 2018. The process contemplated several steps and began with an initial stage of civic and constitutional education, followed by a second stage, referred to as “Citizen’s Dialogue” (“Diálogo Ciudadano”), and involved creating fora for discussion of proposals and issues nationwide. The conclusions of these exchanges and proposals were laid out in a document entitled “The Citizens’ Foundations for a New Constitution” (“Bases Ciudadanas para la Nueva Constitución”), which was submitted to President Bachelet in January 2017.

In April 2017, President Bachelet submitted a bill to Congress proposing a Constitutional Convention (“Convención Constitucional”) to amend the current Constitution, in particular, the procedures through which the Constitution may be amended in the future.

After assuming office on March 11, 2018, President Piñera announced that his government would not pursue the constitutional reform submitted to Congress by the Bachelet administration, although it declared his government’s openness to discuss a constitutional reform if there was political consensus on the need for such a reform.

On November 15, 2019, representatives of the main political parties of Chile negotiated and signed the “Agreement for Peace and the New Constitution” in response to the social demands manifested in a wave of protests and social unrest that began on October 18, 2019 that included a demand for the adoption of a new Constitution. The document provided for a pledge of such political parties to cause their members of Congress to approve holding a national referendum in April of 2020 to ask citizens to decide on whether the Constitution should be replaced and, in that case, whether the new constitution should be drafted by a special constitutional convention (the “Constitutional Convention”) comprised of (i) 172 members of which half would be members of Congress and the other half elected citizens, or (ii) 155 elected citizens alone. In addition, pursuant to a constitutional amendment adopted on December 23, 2019, it was approved that if a majority of voters elected to replace the Constitution and have it drafted by a Constitutional Convention, the final draft of the new Constitution would be submitted to a further public referendum for its approval by an absolute majority vote.

Due to the COVID-19 outbreak, the April 2020 referendum was rescheduled for October 25, 2020. On that date nearly 80% of voters opted to replace the Constitution and have the new constitution drafted by a Constitutional Convention comprised of 155 gender-equal citizens to be elected in April 2021 solely for that task.

On December 21, 2020, Congress approved a constitutional amendment pursuant to Law No. 21,298 to reserve 17 seats, out of the 155 seats in the Constitutional Convention, for indigenous people as such are recognized by Law No. 19,253.

The election of the individuals that form part of the Constitutional Convention was rescheduled to take place on May 15 and May 16, 2021, and according to the results of the election, the Constitutional Convention was officially formed on July 4, 2021. The 155 members in charge are as follows: (i) 37 members of “Chile Vamos”, the center right coalition; (ii) 25 members of “Lista del Apruebo” the center left coalition; (iii) 28 members of “Apruebo Dignidad” the left coalition; (iv) 48 political independent members; and (v) 17 members representing Chile’s indigenous populations. Two-thirds of the members (i.e., 103 members) are required to approve a draft of the Constitution and, consequently, more than one-third of the members (i.e., 53 members) would be required to reject it.

On July 4, 2021, the Constitutional Convention was officially formed. On that day, the Constitutional Convention members elected the president and vice-president. The first elected president was Elisa Loncón, a woman from the indigenous Mapuche group, currently the elected president is Maria Elisa Quinteros. On July 7, 2021, the first session of the Constitutional Convention was held, where it was decided to enlarge the Bureau by adding five more Vice-Presidents. During the session held on July 14, 2021, the Constitutional Convention approved its basic functioning rules and the formation of the committees of regulations, ethics, budget and administration, and the external allocations committee, an independent body in charge of determining the criteria of administration of the allowances for each member of the Constitutional Convention.

On October 7, 2021, the Constitutional Convention approved their general internal rules of procedure, known as “Reglamento General”, that will allow to begin drafting a new Constitution for Chile. These regulations include the procedure for the approval of constitutional norms, establishing for these purposes six different stages ranging from the examination of admissibility of each of the normative proposals to the final review of the draft of the new Constitution by a “Harmonization Commission” which will review and ensure the technical quality and coherence of the constitutional text before it is submitted to the national plebiscite for its approval. On October 18, 2021, the Constitutional Convention began to work on the drafting of the new Constitution, beginning the substantive debate on the constitutional rules. On May 15, 2022, they presented the first draft of the new constitution (see “Recent Developments – Republic of Chile – Social Developments – Constitutional Convention”).

As of the date of this Annual Report, Congress consists of a Senate and a Chamber of Deputies. After the new electoral system became effective in November 2017, the number of members of the Chamber of Deputies increased from 120 to 155 and the number of senators increased from 38 to 43 and is expected to increase to 50 senators in the 2021 elections. All members of Congress are elected by popular vote.

There are 21 judges on the Supreme Court, each appointed by the President of the Republic (out of five candidates proposed by the Supreme Court) with the Senate’s consent, and each of whom can serve until age 75. The Chilean Constitutional Court is composed of 10 judges, three of whom are appointed by the President of the Republic, three by the Supreme Court and four by Congress, and each of whom can serve until age 75.

On December 18, 2021, Law No. 21,396, known as the “Short Decentralization Law”, because it seeks to implement the decentralization of the country, was published in the Official Gazette. The law seeks to clarify points that had not been fully resolved in Laws No. 21,073 and No. 21,074, which include the election of regional governors and the strengthening of regional governments. It also provides a clearer definition of the administrative jurisdiction and powers of the regional authorities in Chile, and a procedure for monitoring such regional powers. Additionally, the law includes certain rules to avoid the duplication of authorities’ functions and establishes the regional governor as the hierarchical superior of the region’s public services.

Political History

From its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s, in 1924 and in 1931), Chile had a democratically elected government. In September 1973, a military junta, led by General Augusto Pinochet, then commander-in-chief of the army, took power and held it until 1990, when a democratic system was reinstated.

Former President Patricio Aylwin, a member of the Christian Democratic Party (Partido Demócrata Cristiano, or PDC), reinstated civilian rule when he took office for a four-year term on March 11, 1990 with the support of the Parties for Democracy Coalition (Concertación de Partidos por la Democracia, or the Concertación coalition), a political coalition described below. His election in December 1989 followed a transition from military rule that included a countrywide plebiscite in 1988, as stipulated in the 1980 Constitution. Eduardo Frei Ruiz-Tagle, also a member of the PDC and supported by the Concertación coalition, was elected to the presidency in December 1993 for a six-year term and took office on March 11, 1994. In January 2000, again with the support of the Concertación coalition, Ricardo Lagos, founder of the Party for Democracy (Partido por la Democracia, or PPD), was elected to the presidency for a six-year term, which ended on March 11, 2006. His successor, Michelle Bachelet, became the first female President of Chile after being sworn into office on March 11, 2006. Ms. Bachelet is a member of the Socialist Party (Partido Socialista, or PS) and was supported by the Concertación coalition. Sebastián Piñera, member of the National Renewal Party (Renovación Nacional, or RN) at the time of his election, was elected to the presidency in January 2010 for a four-year term. Mr. Piñera resigned from the RN prior to being sworn in as President on March 11, 2010, having won the 2010 presidential elections with the support of the center-right Coalition for Change (Coalición por el Cambio). In 2013, Ms. Bachelet was elected president for a second non-consecutive term of four years, ending on March 11, 2018. Ms. Bachelet won the 2013 elections, supported by the center-left coalition, New Majority (Nueva Mayoría). Ms. Bachelet completed her second term in March 2018. His successor was Mr. Piñera, who won the 2017 elections supported by the center-right coalition, Chile Vamos. Mr. Piñera was elected president for a second non-consecutive term of four years, ending on March 11, 2022. On December 19, 2021, the runoff presidential election took place and Gabriel Boric, the left coalition’s candidate backed by the Center-Left, obtained approximately 55.87% of the votes in winning the presidency. Mr. Boric’s inauguration day was March 11, 2022, which began a four-year term.

Political Parties

Since the restoration of democracy in 1990, Chile has had two major political groups: the center-left and center-right coalitions.

The center-left coalition was originally called Concertación, and consisted of the following political parties until the presidential and congressional elections held in November 2013: the centrists, the PDC and the Radical Social Democratic Party (Partido Radical Socialdemócrata, or PRSD), as well as the moderate-left parties, the PPD and the PS. In 2013, the center-left coalition took the name of Nueva Mayoría and expanded to include the Communist Party (Partido Comunista, or PC) and Broad Social Movement (Movimiento Amplio Social, or MAS-R). In the 2017 presidential and congressional elections, the center-left coalition included the following political parties: Partido Radical Socialdemócrata, Partido Demócrata Cristiano, Partido por la Democracia, Partido Socialista, Partido Comunista, Izquierda Ciudadana and Movimiento Amplio Social. In March 2018, after President Bachelet’s second presidential term ended, Nueva Mayoría was dissolved.

The center-right coalition, formerly Alliance for Chile (Alianza por Chile, predecessor to the Coalition for Change), consisted of the following political parties until the presidential elections held in 2009: the center-right RN and the Independent Democratic Union Party (Unión Demócrata Independiente, or UDI). In the presidential elections of 2009, the center-right coalition changed its name to Coalition for Change and later, for the municipal elections of 2016 it was renamed Chile Vamos and expanded to include Evópoli and the Independent Regionalist Party (Partido Regionalista Independiente, or PRI). In the 2017 presidential and congressional elections, the center-right coalition included the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente.

Furthermore, the Frente Amplio, a third political coalition, gained relevance in the 2017 presidential and congressional elections. The Frente Amplio is a left coalition consisting of 5 political parties and social movements, including Revolución Democrática, Convergencia Social, Comunes, Movimiento Unir y Fuerza Común.

In addition, in the context of the election of the members of the Constitutional Convention (See “Republic of Chile— The Chilean Constitution and Government” of this Annual Report) new alliances of political parties were formed: (i) “Vamos por Chile”, a center-right coalition composed of the following political parties: Evópoli; Renovación Nacional; Unión Demócrata Independiente; Partido Republicano; (ii) “Lista del Apruebo”: a center-left coalition, coalition composed of the following political parties: Partido Socialista, Partido Radical, Partido por la Democracia, Partido Demócrata Cristiano; Partido Progresista; Ciudadanos; Partido Liberal; and (iii) “Apruebo Diginidad”: a left coalition composed of the political coalition of the Frente Amplio, the Communist Party (Partido Comunista or PC) and Federación Regionalista Verde Social. Some of these alliances were in place for the presidential election that took place in November 2021.

There are also several smaller parties, which from 1990 to date have generally not been represented in Congress, but have had elected representatives in certain municipal governments. These parties have historically had limited success because voting for the Chamber of Deputies takes place district-by-district and candidates from minority parties have not received the most votes in any individual constituency, despite their parties receiving a significant share of the national popular vote.

In December 2011, Congress approved an electoral reform to simplify the registration process for all eligible voters, which increased the Chilean electorate by approximately 50.0%. Despite this increase in the number of eligible voters, the reform made voting voluntary (until then, voting was mandatory for registered electors) and, as a consequence, fewer people have voted in subsequent elections.

In January 2015, Congress changed the system for the election of its members from a binomial voting system, in which each electoral territory elects two representatives regardless of its population, to a semi-proportional voting system, in which each voting district elects representatives in proportion to the size of its population. The new electoral system became effective for the Congressional elections in November 2017. The number of members of the Chamber of Deputies increased from 120 to 155 and the number of senators from 38 to 43, and is expected to increase to 50 in the 2021 elections. The reform is expected to result in greater access to Congress by candidates from smaller political parties. However, following the widespread demonstrations and social unrest that began in October 2019, the Executive submitted to Congress a draft bill aimed at reducing the number of senators and deputies to 40 and 120 members, respectively.

In April 2015, Congress enacted legislation to eradicate certain practices involving the financing of political activities such as government funding for political parties, a ban on contributions made by business entities, the elimination of anonymous and undisclosed political donations, the updating of the current public lists of members of political parties and the increase of non-elected government officials appointed through a merit-based selection process carried out by the Sistema de Alta Dirección Pública. In November 2015, Congress approved a constitutional reform allowing for the removal of officials elected in elections involving illegal activities.

In September 2016, Congress enacted legislation requiring officials to declare their economic interests and assets at the beginning, during and after their period in office. The law requires a mandatory trust for officials holding investment in shares and securities valued in excess of approximately US$1,000,000. The law also requires the President of the Republic and other highly ranked officials to sell their interests in regulated companies providing services to the government. Sanctions for violating the law range from approximately US$350 to US$70,000. A bill with a limitation on the re-election of officials elected by popular vote (senators will be subject to a maximum of two consecutive terms, while other authorities would be subject to a maximum of three consecutive terms) has been submitted to Congress, where it is pending.

Presidential and Congressional Elections

The president in Chile is elected for a four-year term and is prohibited from serving in office for consecutive terms. Senators are elected for eight-year terms, with half the Senate’s seats up for election every four years. Members of the Chamber of Deputies are elected to four-year terms. There are no term limits for senators or deputies.

On November 21, 2021, presidential elections were held in Chile. Among the several candidates, José Antonio Kast, a conservative candidate obtained approximately 27.91% of the votes, and Gabriel Boric, the candidate of the left coalition, obtained approximately 25.83% of the votes. As no candidate obtained the absolute majority required to secure the presidency, a runoff election took place on December 19, 2021 between José Antonio Kast and Gabriel Boric. José Antonio Kast, a conservative candidate backed by the Center-Right, obtained approximately 44.13% of the votes, while Gabriel Boric, the left coalition’s candidate backed by the Center-Left, obtained approximately 55.87% of the votes, becoming the elected President of Chile. Gabriel Boric took office on March 11, 2022, succeeding president Sebastián Piñera.

President Gabriel Boric has stated that he intends to make significant changes to the current political, social and economic schemes, with emphasis on social policies, greater state intervention in the economy, and less participation by the private sector in health, pension and education systems, which would be financed with tax increases. However, it is unclear whether such changes will be approved as envisaged or at all, since his government is currently ruling without a majority in Congress.

On January 21, 2022, the then president elect Gabriel Boric announced 24 proposed cabinet members, of whom 14 were female and included the appointment of the then president of the Chilean Central Bank, Mario Marcel, as Finance Minister. All appointments were confirmed when president Boric took office in March 2022.

The following table details the outcome of the first round and runoff presidential elections held in December 2021:

2021 Presidential Election Vote
(%)

	First Round	Runoff
Right (1)	27.91	44.13
Left (2)	25.83	55.87
Center-Right(3)	12.79	—
Center-Left(4)	11.61	—
Others(5)	21.80	—

(1)	José Antonio Kast ran as candidate for the political party called Partido Republicano.

(2)	Left leaning parties created in 2021 the political-electoral coalition called “Apruebo Dignidad”, formed by the following parties, among others: Partido Comunista, Federación Regionalista Verde, Revolución Democrática; Convergencia Social y Comunes.

(3)	“Center-Right” corresponds to a political-electoral alliance called “Chile Vamos” formed by the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2021 elections was Sebastián Sichel.

(4)	“Center-Left” parties created a political-electoral alliance in 2021 called “Nuevo Pacto Social” formed by the following parties: Partido Socialista, Partido por la Democracia, Partido Demócrata Cristiano, Ciudadanos, Partido Radical and Partido Liberal. The candidate representing the Center-Left alliance in the 2021 elections was Mrs. Yasna Provoste.

(5)	“Others” corresponds to candidates Franco Parisi (Partido de la Gente) who obtained 12.8% of the votes, Marco Enríquez-Ominami (Partido Progresista) who obtained 7.6% and Eduardo Artés (Unión Patriótica) who obtained 1.4%.

The following table details the party composition of the Chamber of Deputies and Senate following the elections in the years specified:

	Chamber of Deputies (in number of deputies)				Senate (in number of senators)
	2009	2013	2017	2021	2009	2013	2017	2021
Partido Demócrata Cristiano (Center)	19	21	14	8	4	2	5	5
Partido por la Democracia (Left)	18	15	7	7	3	3	6	6
Partido Radical (Center-Left)	5	6	6	4	—	—	—	—
Partido Humanista (Left)	—	—	3	3	—	—	—	—
Renovación Nacional (Center-Right)	18	19	34	25	6	2	8	12
Unión Demócrata Independiente (Right)	37	29	30	23	3	5	9	9
Independents (outside of pacts)	6	8	11	2		3	4	1
Partido Socialista (Left)	11	15	19	13	2	4	7	7
Partido de Acción Regionalista (Center)	3	—	—	—	—	—	—	—
Partido Comunista (Left)	3	6	8	12	—	—	—	2
Partido Liberal (Center)	—	1	2	4	—	—	—	—
Federación Regionalista Verde Social (Regionalist)	—	—	3	2	—	—	—	2
Partido Igualdad (Left)	—	—	1	—	—	—	—	—
Partido Ecologista Verde (Left)	—	—	1	2	—	—	—	—
Movimiento Amplio Social (Left)	—	—	—	—	—	1	—	—
Evolución Política (Center-Right)	—	—	6	4	—	—	2	3
Revolución Democrática (Left)	—	—	9	7	—	—	1	2
Poder (Center)	—	—	1	—	—	—	—	—
Partido Progresista (Center)	—	—	1	—	—	—	—	—
País (Left)	—	—	—	—	—	—	1	—
Partido Republicano (Right)	—	—	—	14	—	—	—	1
Convergencia Social (Left)	—	—	—	9	—	—	—	—
Comunes (Left)	—	—	—	6	—	—	—	—
Partido de la Gente (Center)	—	—	—	6	—	—	—	—
Partido Regionalista Independiente Demócrata (Center-Right)	—	—	—	1	—	—	—	—
Ciudadanos (Center-Left)	—	—	—	1	—	—	—	—
Partido Conservador Cristiano (Right)	—	—	—	1	—	—	—	—

The following table details the composition of the Senate and Chamber of Deputies as of March 11, 2022:

Chamber of Deputies (in number of deputies)		Senate (in number of senators)
Socialismo Democrático (Center-Left)	20	Socialismo Democrático(Center-Left)	11
Chile Vamos (Center-Right)[1]	44	Chile Vamos (Center-Right)	20
Democracia Cristiana (Center-Left)	7	Democracia Cristiana (Center-Left)	5
Apruebo Dignidad (Left)[2]	27	Apruebo Dignidad (Left)	5
Independents (outside of pacts)	35	Independents (outside of pacts)	8
Partido Ecologista Verde (Left)	2	Partido Republicano (Right)	1
Partido Humanista (Left)	1	Partido Humanista (Left)	1
Partido Republicano (Right)	11
Partido de la Gente (Center)	6
Partido Conservador Cristiano (Center Right)	1
Partido Regionalista Independiente (Center Right)	1
Total	155	Total	51

1 Political alliance currently composed of the following parties: Unión Demócrata Independiente, Renovación Nacional and Evolución Política.

2 Political alliance currently composed of the following parties: Convergencia Social, Revolución Democrática, Comunes, Partido Comunista, Federación Regionalista Verde y Acción Humanista.

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of 6, 8 or 10 councilors, depending on the number of electors in each municipality. Municipal elections are held every four years, with the most recent elections held in May 15 and May 16, 2021. Elected mayors assumed office on June 13, 2021.

The following table details the outcome of the most recently held mayoral elections by pact or alliance:

Municipal Elections 2021 — Mayors

	Votes	Percentage
Chile Vamos (Center-Right)	1,650,065	26.0
Unidad por el Apruebo (Center-Left)	836,628	13.2
Unidos por la Dignidad (Center-Left)	679,564	10.7
Frente Amplio (Left)	494,247	7.8
Chile Digno Verde y Soberano (Left)	420,834	6.6
Republicanos (Right)	83,237	1.3
Independents	1,814,648	28.6

	Votes	Percentage
Others(1)	495,106	5.8
Total	6,474,329	100.00

(1)  Ciudadanos Independientes, Dignidad Ahora, Ecologistas e Independientes, Independientes Cristianos, Nuevo Tiempo and Unión Patriótica.

Regional Elections

In accordance with Law No. 20,990, Chile is divided into 16 Regions administered by a regional government, whose purpose is the social, cultural and economic development of the region. The regional government consists of a regional governor and a regional council. Both the councilors and the regional governor are elected every four years for a four-year term by universal suffrage and direct voting.

Due to the COVID-19 pandemic, the election for regional governors took place on May 15 and 16, 2021. In most regions, given that the majority required by law (40% of the votes) was not reached, a second-round election was held on June 13, 2021, between the two most voted candidates, with the exception of Valparaíso, Aysén and Magallanes, where the candidates reached the legal majority on the first round.

Regional councils have between 14 and 34 members, depending on the population of each region. Until the enactment of Law No. 20,678 on June 13, 2013, members of regional councils were designated by members of the municipal councils. Since such date, members of regional councils have been elected by popular vote. These elections coincide with the presidential and congressional elections. The first election of regional council members took place in November 2013 and the most recent election took place in November 2021. The next election is scheduled for October 2024.

The following table details the results of the regional governor elections held on June 13, 2021:

Regional Elections (Regional Governors)

2021
Chile Vamos (Center Right)	1
Unidad Constituyente (Center-Left)	10
Frente Amplio (Left)	2
Others	3
Total	16

Social Developments

The COVID-19 pandemic

Since the outbreak of COVID-19 in March 2020, the government announced several additional measures during 2021 to prevent the spread of the virus and to support the Chilean population. These measures are described generally and summarized in the following paragraphs.

COVID-19 Credit Lines

On January 4, 2021, Law No. 21,299 was published in the Official Gazette, allowing financial institutions to grant “postponement loans” (créditos de postergación) to mortgage-backed loan debtors with the sole purpose of refinancing up to six monthly installments of mortgage secured loans. The postponement loans will be guaranteed by the Small Enterprise Guarantees Fund (Fondo de Garantía para Pequeños Empresarios or “FOGAPE”).

On January 27, 2021, the Chilean Central Bank announced a third stage of the Conditional Credit Facility for Incremental Banking Placements program (Facilidad de Financiamiento Condicional al Incremento de las Colocaciones or “FCIC”). This third stage was effective from March 1, 2021, to September 1, 2021, and consisted mainly of: (i)  US$10 billion available for banking entities to continue financing and refinancing loans to households and companies, especially those that do not have access to the capital markets; (ii) an applicable interest rate equal to the lowest monetary policy rate during the term of mentioned third stage; (iii) access to this program linked to the flow of commercial loans to companies with sales of up to 1,000,000 UF, favoring new loans and debt refinancing granted under the FOGAPE REACTIVA Program (as defined below), subject to a limit of US$2 billion of aggregate principal amount per bank; and (iv) access by banking entities subject to the posting of eligible collateral. This third stage of FCIC raised the amount of the whole FCIC program to US$50 billion.

On February 3, 2021, Law No. 21,307 was published in the Official Gazette introducing changes to the FOGAPE, creating a new FOGAPE program focused on economic recovery by guaranteeing the financing of investments, working capital and debt refinancing to small-, medium- (“SMEs”) and large-enterprises (the “FOGAPE REACTIVA Program”) through December 31, 2021. The main aspects introduced by Law No. 21,307 were: (i) extension of the benefits provided to SMEs by Law No. 21,229 (the “FOGAPE COVID-19 Program”) from April 30, 2021 to December 31, 2021, (ii) the maximum spread in addition to the monetary policy rate applicable to financings guaranteed by the FOGAPE REACTIVA Program and granted by institutions with access to Chilean Central Bank’s funding was modified from a maximum rate equivalent to the TPM set by the Chilean Central Bank plus 3% per year to a maximum rate equivalent to the TPM plus 7.2% per year; (iii) authorization to the Ministry of Finance to increase (by means of a supreme decree) the FOGAPE guarantee coverage limits (including both the coverage percentage and the guaranteed amounts) for the economic sectors most affected by Chile’s financial and economic context, and also to permit secured financings of acquisition of fixed assets and leasing transactions up to 1.5 times the ceiling of loans under the FOGAPE Programs; (iv) amendment to the use of proceeds of FOGAPE guaranteed financings to permit for debt refinancing; (v) stamp tax exemption for all new financings carried out by FOGAPE and for refinancing operations through 2021; and (vi) retroactive option of extension of the term of the loans and guarantees granted under the FOGAPE COVID-19 Program, for up to 60 months after the initial granting date.

On April 23, 2021, the CMF adopted interim measures for the treatment of provisions required from banks and cooperative. This regime, which was in effect from said date until September 1, 2021, allowed banks and cooperatives not to increase provisions that would otherwise be required in the event of a rescheduling of payment obligations, subject to the following conditions: (i) debtors must be current or no more than 30 days in arrears at the time the rescheduling takes place; (ii) grace periods or deferral credits, under this measure or any other measure, may not exceed six consecutive months; and (iii) banks should give special consideration to debtors that have benefited from previous deferral measures, who should have demonstrated a good payment compliance during the period between deferrals.

Unemployment Insurance Fund

Decree No. 930 of the Ministry of Finance, published in the Official Gazette of June 2, 2021, extended from June 6, 2021, until September 6, 2021, the benefits granted by Law No. 21,227 (Employment Protection Law), which authorizes access to the Unemployment Insurance Fund (Seguro de Desempleo) under exceptional circumstances caused by the COVID-19 pandemic, and Law No. 21,263, which eased the requirements to allow employees to make withdrawals from the Unemployment Insurance Fund. These benefits were further extended for one month, until October 6, 2021, by means of Decree No. 1,492 of the Ministry of Finance, published in the Official Gazette of September 3, 2021.

Social Protection Network

On March 22, 2021, the government announced several measures to be adopted to extend the “Social Protection Network”, a support system implemented by the government that seeks to protect families. This program included a series of benefits to address adverse events or contingencies that threaten families’ progress and well-being, including consequences derived from COVID-19. These measures are based on five pillars: (i) increasing protection to households; (ii) increasing support to the Chilean middle class; (iii) increasing employment protection; (iv) strengthening the support to SMEs; and (v) strengthening the state administered health plan. The measures announced to achieve these objectives include an extension of the Emergency Family Income program (Ingreso Familiar de Emergencia or “IFE”) until June 2021 to families living in areas under lock-down for periods of up to 14 days of an amount equal to Ps.100,000 per family member.

As part of the extension of the “Social Protection Network”, on April 6, 2021, Law No. 21,323 was published in the Official Gazette, which provides for an extraordinary bonus for the middle-class and a solidarity loan to mitigate the impact of the COVID-19 pandemic on the income of middle-class families. The middle-class bonus was paid once by the General Treasury of the Republic on a non-refundable basis and in an amount that ranged between Ps.100,000 and Ps.500,000 per beneficiary. The solidarity loan is interest-free for a maximum amount equal to 100% of a person’s income reduction, capped at Ps.650,000. Beneficiaries may apply twice for a solidarity loan at any time during the six-month period following the enactment of Law No. 21,323.

In addition, as part of the extension of the “Social Protection Network”, on April 19, 2021, the government announced the strengthening of the IFE program. This measure changed the beneficiary selection criteria from targeted eligibility towards something closer to an “universal coverage”. To be eligible, beneficiaries must be part of the most vulnerable 80% of the social registered households in Chile.

“Common Minimums”

On April 20, 2021, the former President of the Republic and the leader of each of the Senate and the Chamber of Deputies started discussions to reach an agreement to set basic legislative objectives to confront the aftermath of the COVID-19 crisis. The objective of this agreement was to expand the Social Protection Network and support families and SMEs. This legislative agenda was called the “Framework of Common Understanding” or “Common Minimums” (“mínimos comunes”).

As part of the Common Minimums, on June 7, 2021, Law No. 21,352 was published in the Official Gazette amending Law No, 21.289 of the public sector budget for the year 2021 in order to extend the coverage of the IFE program from 80% to 100% of the most vulnerable families of the social register of households, excluding only persons from households that being in the 10% of lowest economic vulnerability of the social registry of households, have disposable income per household member of more than Ps. 800,000 per month. In addition, Law No. 21,352 increased the benefit amounts depending on the number of beneficiary household members, so that no family remains below the poverty line (Ps. 177,000). This new IFE was paid in June, July and August of 2021. On August 10, 2021, in order to continue with the support to the most affected families by the pandemic, the President of the Republic announced a two-month extension of the IFE through December 2021.

Also, on June 17, 2021, Law No. 21,353 was published in the Official Gazette, providing the following tax measures in support of SMEs: (i) penalty interest rate reduction for late payment of taxes to be temporarily reduced from 1.5% to 0% until December 31, 2021; (ii) refund of VAT tax credit allowing SMEs to request a refund of accumulated VAT tax credit as determined according to its monthly tax return for the months of June, July or August of 2021 provided that the applicant has experienced a decrease of at least 20% in its declared income compared to the period January-February of years 2020 and 2021; (iii) one-year extension of the term of the provisional municipal licenses of SMEs expiring during the period of the sanitary alert decreed in Chile commencing on the date in which the sanitary alert ends.

Finally, as part of the “Common Minimums”, on June 17, 2021, Law No. 21,354 was published in the Official Gazette, establishing the creation of one time Ps. 1,000,000 “relief bonus” for all micro and small enterprises (“MYPEs”), that : (i) informed the startup of its business activities to the Chilean Internal Revenue Service (Servicio de Impuestos Internos) on or before December 31, 2019; (ii) had annual sales of goods or services in 2020 below 25,000 UF; and (iii) had income for at least two months during 2021, or hired at least one worker during 2020. In addition, MYPEs that meet these conditions received a second bonus, equivalent to three months of their average VAT declared during 2019, with a cap of two million Pesos. Also, women owners of MYPEs received a 20% increased “relief bonus” In addition, MYPEs that had suspended workers under the Employment Protection Law on their payroll as of March 31, 2021 were eligible to receive a special bonus to pay the social security contributions of such suspended workers, of an amount equal to four times the amount of the social security contributions of the employees with employment agreements in force at that date. Finally, this law allowed MYPEs that were not eligible to receive any government benefit due to their social security debts, they were able to receive the “relief bonus”, provided that the recipient allocated at least 30% of the bonus to the payment of their social security debts with their workers.

Extraordinary Health Fund

On June 28, 2021, the President of the Republic announced the creation of an extraordinary health fund to strengthen the health network in the fight against the COVID-19 pandemic. This initiative, which contemplates an investment of US$2 billion, is expected to improve the rehabilitation programs for individuals affected by COVID-19, strengthen the coverage of the Digital Hospital (a digital platform that provides medical assistance with nationwide coverage 24/7) for non-COVID-19 patients, the healthcare network, complete the 2021-2022 vaccination program, and reduce waiting times in mental health, surgeries and other health specialties.

Labor IFE

On August 10, 2021, to encourage the recovery and further creation of formal jobs, the President of the Republic announced the creation of an Emergency Labor Income (Ingreso Laboral de Emergencia or “Labor IFE”). This is a government subsidy aiming to benefit employees hired as of August 1, 2021, with a gross monthly remuneration equal to, or less than, three times the minimum monthly wage (Ps. 1,011,000). The Labor IFE grant was applied as follows: (a) men aged between 24 years and 55 years were eligible to receive an amount equivalent to 50% of their gross monthly salary, not to exceed Ps.200,000 per month; and (b) men and women aged between 18 years and 24 years, men above 55 years and disabled people or pensioners were eligible to receive an amount equivalent to 60% of their gross monthly salary, not to exceed Ps.250,000 per month. The Labor IFE was paid starting in November 2021 through February 2022.

On November 30, 2021, the former President of the Republic announced the extension of the application period for the Labor IFE through March of 2022, allowing more workers to access the subsidy. In addition, this extension meant that those who were beneficiaries of the Labor IFE during November and December 2021 were eligible to receive up to three months of subsidy payments, as long as they remain employed. This benefit was subject to two further extensions, meaning that the measure will remain in force until September 2022. See “Recent Developments—The Republic of Chile—Social Developments—The COVID-19 Pandemic”.

Vaccination Program

Currently, the government maintains the vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health.

On July 30, 2021, the Ministry of Health announced the fulfillment of the government’s preliminary goal of fully vaccinating 80% of its target population3 nationwide. On May 24, 2021, the government announced an easement of the mobility restrictions of people through the creation of a “mobility pass” (pase de movilidad), granted to individuals that have completed the first vaccination program (which includes inoculation with prescribed either one or two (depending on their manufacturer) doses of any of the approved vaccines and the passage of 14 days from the last dose).

On August 11, 2021, the government launched a second vaccination program focused on vaccinating the population with an additional first “booster” dose. In addition, on September 6, 2021, the government authorized the vaccination program to be expanded to children over 6 years old and as of November 25, 2021, to children over the age of three. As of December 1, 2021, the government announced that a first booster dose will be required for granting mobility passes to persons of 45 years and older. As of the date of this annual report, the government is implementing a third vaccination program focused on vaccinating the population with an additional or second “booster” dose. See “Recent Developments—The Republic of Chile—Social Developments—The COVID-19 Pandemic”.

“Step-by-step” gradual lockdown relief program

The government currently maintains a “step-by-step” gradual lockdown relief program in force since March 2020. The initial program included five stages ranging from quarantine to advance re-opening, based on a formula that combines several factors, including new cases per capita in each administrative area, size of the elderly and vulnerable population and access to medical care in such area. Depending on the results of these health and safety guidelines and criteria, the government allowed each district or region to gradually advance to the full re-opening stage or re-impose lockdowns or quarantines.

On July 8, 2021, the President of the Republic announced an update of the “step-by-step” program, which came into effect as of July 15, granting more freedom of movement to vaccinated people, such as allowing them to attend gyms, restaurants and other public spaces, both open and closed.

On September 27, 2021, the President of the Republic announced the end of the state of constitutional emergency and an update to the “step-by-step” program that became effective on September 30, 2021. The updated program eliminates all mobility restrictions. As of the date of this annual report, the program has been updated, including only three stages between which the population will typically move forward or backwards, depending on the levels of stress on the health care network, viral circulation and prevalence of severe illness and death. See “Recent Developments—The Republic of Chile—Social Developments—The COVID-19 Pandemic”.

3 Regulation No. 1138 (Resolución Exenta N°1138) of 24 December 2020 issued by the Ministry of Health defined “Target Population” as (1) Critical Population (people exposed to infection due to their work or functions); (2) Healthy Population (individuals between the ages of 18 and 59); and (3) Population at Risk (those with an increased risk of experiencing grave morbidity, sequels or death due to the infection by reason of age or underlying conditions).

Protected Borders Plan (Plan Fronteras Protegidas)

On July 24, 2021 exempt resolution No. 672 of the Ministry of Health was published in the Official Gazette, establishing the Protected Borders Plan (Plan de Fronteras Protegidas) which regulates the requirements and conditions for people entering and leaving the country in the context of the gradual opening of borders as of July 26, 2021 for Chilean and foreign residents with a mobility pass. As of October 1, 2021, the plan was updated, allowing non-resident foreigners with a Mobility Pass to enter the country (with prior homologation according to their official vaccination certificates).

On November 29, 2021, the Ministry of Health announced an update to the Protected Borders Plan (Plan de Fronteras Protegidas) in order to activate protective measures against the new COVID-19 Omicron variant. Among such measures, as of December 1, 2021, the entry of non-resident foreigners who spent time in any of the African countries affected by the Omicron variant within 14 days prior to traveling to Chile will be banned. In addition, access to Chile through some border passes will remain prohibited.

International and Regional Relations

Chile maintains close ties with its neighboring countries as well as with the other Latin American countries. In recent years, Chile has been party to cases before the International Court of Justice as described below:

•	On January 27, 2014, the International Court of Justice (the “ICJ”) ruled in the dispute regarding the maritime boundary brought by Peru against Chile. In furtherance of the Court’s decision, both countries jointly determined the precise coordinates of the maritime boundary and initiated the adoption of legislative amendments in conformity with the ruling and the law of the sea.

•	On April 24, 2013, the Plurinational State of Bolivia filed an application with the ICJ instituting proceedings against Chile in the matter entitled “Obligation to negotiate access to the Pacific Ocean.” On October 1, 2018, the ICJ delivered its judgment on the merits, in which it found that Chile was not bound by a legal obligation to negotiate a sovereign access to the Pacific Ocean for the Plurinational State of Bolivia.

•	On June 6, 2016, Chile instituted proceedings against the Plurinational State of Bolivia before the ICJ, requesting the Court to declare that the Silala River system is an international watercourse whose use by Chile and the Plurinational State of Bolivia is governed by customary international law and, consequently, Chile is entitled to equitable and reasonable use of the water.

•	After the reply filed by Chile and the rejoinder filed by the Plurinational State of Bolivia both within the time-limits fixed, February 15, 2019 and May 15, 2019, the Republic of Chile submitted on September 16, 2019, an additional pleading relating to the counter-claims of the Plurinational State of Bolivia.

•	The hearings took place between April 1 and April 14, 2022 and were comprised of two rounds of oral arguments devoted to the merits of the case, including Bolivia’s counterclaims. The Court is deliberating, and its decision will be delivered in a public hearing scheduled for 2022.

Chile is a member of or party to, among others:

•	the United Nations (UN), as a founding member (Chile was a non-permanent member of the UN Security Council from January 2003 until the end of 2004), including many of its programs and specialized agencies;

•	the Organization of American States (OAS);

•	the World Health Organization (WHO);

•	the World Trade Organization (WTO);

•	the World Customs Organization (WCO);

•	the International Labor Organization (ILO);

•	the International Maritime Organization (IMO);

•	the Economic Commission for Latin America and the Caribbean (ECLAC);

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development (IBRD);

•	International Social Security Association (ISSA);

•	the Inter-American Development Bank (IDB);

•	the Organization for Economic Cooperation and Development (OECD);

•	the International Criminal Court (ICC);

•	Permanent Court of Arbitration (PCA);

•	the International Organization for Standardization (ISO);

•	the Asian Pacific Economic Cooperation Forum (APEC);

•	the Pacific Alliance (PA);

•	Latin American Integration Association (ALADI);

•	the World Intellectual Property Organization (WIPO); and

•	the Community of Latin American and Caribbean States (CELAC).

Since 1994, Chile has been a member of, and an active participant in, the Asia Pacific Economic Cooperation (APEC) forum. In recent years, the Asia Pacific region has become a priority for Chilean trade policy. Chile has taken steps within the APEC framework to improve trade with the Asia pacific region, including free trade agreements.

In February 2003, the Chilean Central Bank formally became part of the credit arrangements known as the New Arrangements to Borrow (NAB), created by the IMF in 1998. The NAB serves as a mechanism to provide resources to countries facing a financial crisis. In October 2003, the Chilean Central Bank became a member of the Bank for International Settlements (BIS). The BIS is an international organization established in 1930 to pursue worldwide monetary and financial stability.

Chile has 31 Free Trade Agreements (FTAs) and Preferential Trade Agreements with 65 economies that represents around 88% of the world GDP. This comprehensive FTA network reflects Chile’s commitment to open a free trade and investment as an essential part of its economic growth. From a regional perspective, Chile participates in several regional agreements to promote cooperation in trade, investment and services. Chile is a member of the ALADI, a regional trade association, and an associate member of the Mercado Común del Sur (Mercosur), an economic and political trade bloc designed to promote free trade in Latin America. Chile is also a founding member of the Pacific Alliance Free Trade Agreement with Colombia, Peru and Mexico. It also concluded several bilateral trade arrangements with neighboring countries such as Ecuador, Paraguay, among others. See “Balance of Payments and Foreign Trade—Foreign Trade” for more information on these arrangements.

Since 2010 Chile became a member of the Organization for Economic Cooperation and Development (OECD), becoming the OECD’s first South American member upon joining this organization.

On March 22, 2019, to build and consolidate a regional space for coordination and cooperation, the Presidents and Representatives of Chile, Colombia, Brazil, Peru, Ecuador, Argentina, Paraguay and Guyana launched the Forum for the Progress of America of the South (“Prosur”). In 2022, Chile decided to suspend its participation in Prosur for unlimited time.

Chile is negotiating the enhancement and deepening of several trade agreements, including notably the Economic Partnership Agreement with the European Union. In October 2021, the technical negotiations concluded after 13 oral rounds of negotiations and several intersessional rounds, which began in 2018. Currently, the parties are discussing the final issues regarding structure of the agreement and soon will initiate the process of legal scrubbing to finalize the agreement in due course.

Since 2016, Chile is negotiating with the European Free Trade Association (“EFTA”) the enhancement and modernization of the current Free Trade Agreement between both parties. Several rounds of negotiations have taken place and the parties have made important progress with the objective of finalizing the negotiations soon.

Measures Implemented to Deter Terrorism Financing and Money Laundering

Chile has supported initiatives against money laundering and terrorism financing promoted by various international organizations and forums, including the UN, the OAS, the Financial Action Task Force of Latin America (GAFILAT), the Egmont Group, APEC, the Inter-American Drug Abuse Commission (CICAD), and the OECD. Chile is a member of all of these organizations.

To this end, in 2001, President Lagos Escobar issued Supreme Decree No. 488, which requires all authorities and public institutions to ensure the observance and enforcement of UN Security Council resolution No. 1,373. In addition, in 2003, the Chilean Congress ratified the “International Convention for the Suppression of the Financing of Terrorism.” As a result, Chile modified its original counter-terrorism legislation, Law No. 18,314 (1984), by enacting Law No. 19,906, which made the financing of terrorism a criminal offense.

In 2003, Law No.19,913 was passed to bolster the Chilean anti-money laundering regime by increasing the penalties for money laundering and expanding the number of criminal offenses that constitute underlying crimes for the purposes of the law, such as drug dealing, arms dealing, financial offenses, and any form of terrorism, including the financing of terrorism.

In addition, Law No.19,913 created the Financial Analysis Unit (the “UAF”), a governmental entity aimed at preventing the use of the financial system and other sectors of the economy for money laundering or the financing of terrorism. It is responsible for gathering, processing, and exchanging information of suspicious activities related to money laundering and terrorist financing. If the UAF has a reasonable belief that a transaction is being used to launder money or to fund terrorist activities, it must promptly provide all relevant information to the Public Prosecutor's Office, which is the only institution responsible for investigating and prosecuting such crimes.

The UAF represents Chile before GAFILAT and, in this role, coordinates the National Anti-Money Laundering and Counter-Terrorism Financing System (the “National AML/CFT System”). With the purpose of deterring money laundering and terrorism financing, the UAF along with other regulatory agencies, have instructed banks and other entities under their supervision to implement preventive models consistent with the Financial Action Task Force (“FATF”) recommendations.

In December 2009, Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Terrorism Financing and Bribery, entered into force, and was amended by Law No. 21,121 in November 2018. This law, which was enacted in part to comply with international obligations under certain treaties, introduced a list of offenses for which private legal entities and state-owned enterprises can be held criminally liable (e.g., bribery of Chilean and foreign public officials, money laundering, terrorism financing, incompatible negotiation, misappropriation, and unfair management). Criminal liability for legal entities, in the aforementioned cases, is an exception to the general Chilean criminal law principle that restricts criminal liability to individuals. Law No. 21,121 also modified Law No. 19,913, adding misappropriation and unfair management as underlying crimes for the offense of money laundering.

In 2013, Chile adopted a National Strategy to Combat Money Laundering and Terrorism Financing (the “National Strategy”), and involved more than 20 public sector entities coordinated by the UAF, such as the Chilean Central Bank, the former Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), the former Superintendence for Securities and Insurance (Superintendencia de Valores y Seguros), the police departments and the National Public Prosecutor’s Office (Fiscalía Nacional). The National Strategy included five lines of work and 50 specific tasks that were developed until 2017.

In December 2014, Congress amended Law No. 19,913 pursuant to Law No. 20,818, which became effective in February 2015. Law No. 20,818 includes public agencies as reporting entities of suspicious operations, expands the spectrum of underlying crimes constituting money laundering and addresses other pending issues regarding the financing of terrorism, among other modifications.

Chile has also adopted criteria to define Politically Exposed Persons (“PEPs”) in an effort to prevent the corruption of senior government officials. All entities supervised by the UAF are required to register all transactions involving PEPs and report any suspicious operations.

On December 16, 2015, President Bachelet’s administration implemented measures to comply with the UN Security Council’s resolutions related to Al-Qaeda and associated persons and entities, and the prevention, combat and financing of terrorism. Such measures allow, among other things, (i) gathering information about suspicious persons, groups, activities, and entities, reporting any relevant findings to the UN Security Council; (ii) preventive freezing of assets belonging to persons, groups, activities, and entities included in the UN Security Council’s lists of persons, groups, activities, and entities associated with terrorism; and (iii) the requirement for certain natural and legal persons to periodically review the UN Security Council’s lists and to immediately report the identification of any person, activities, or entity signaled in those lists.

On July 19, 2016, the Interagency Committee on the Prevention and Combat against Money Laundering and Terrorism Financing was created (Comité Intersectorial or Interagency Committee). The Interagency Committee is entrusted with the mission of advising and coordinating the actions, plans, and programs of different government agencies in matters related to the prevention, detection, and prosecution of money laundering and terrorism financing.

In addition, during 2016, the entire public sector was instructed to implement anti-money laundering and anticorruption preventive systems, and to adopt Codes of Ethics. In 2018, the Ministry of Finance requested public institutions to self-assess the functioning of their preventive systems.

In August 2016, the Plenary Session of the GAFILAT approved the exit of Chile from the list of countries under scrutiny in terms of money laundering and financing of terrorism, recognizing its efforts for preventing and combating both crimes. Chile was included in this list after finalizing the third round of mutual evaluation of the FATF in 2010 about its compliance with the 40 Recommendations.

Since 2017, Chile has had a National Risk Assessment of Money Laundering/Terrorism Financing (the “NRA”), a tool that analyzes the economic and legal threats and vulnerabilities that the country faces on money laundering/terrorism financing and their impact, considering the existing mitigating factors in the process. The NRA identified and assessed significant money laundering risks in Chile, which are mainly related to drug trafficking, corruption, human trafficking, and smuggling. The NRA also states that although in Chile no terrorism financing activities related to the resolutions of the UN Security Council have been detected, there is a medium level of risk of terrorism financing. This risk is due to Chile’s open economy, high volumes of financial transactions, a diversity of investment products, and a high degree of interconnection with third countries.

In July 2019, Law No. 21,163 was enacted, amending article 38 of Law No. 19,913, adding the activities proscribed by UN Security Council Resolutions on counter-terrorism financing and proliferation of weapons of mass destruction to the list of activities that can be enforced through the freezing of assets.

Between May 2019 and July 2021, Chile was part of an evaluation led by GAFILAT about its compliance with the 40 Recommendations and the effectiveness of the National AML/CFT System. During this process, Chile showed the following results:

•	197 condemnatory decisions for money laundering have been issued by Chilean courts between 2007 and 2020;

•	412 individuals have been convicted of Money Laundering between 2017 and 2021;

•	1,795 suspicious transaction reports were detected by the UAF with Money Laundering/Terrorism Financing signs between 2017 and 2021;

•	328 financial intelligence reports and additional information with indications of Money Laundering/Terrorism Financing were sent by the UAF to the Public Prosecutor’s Office between 2017 and 2021; and

•	by the end of 2021, the number of entities that report to the UAF in Chile reached 8,137 (natural and legal persons, public and private sectors).

In July 2021, GAFILAT successfully approved Chile’s mutual evaluation final report. Of the 40 Recommendations, Chile achieved 12 fully compliant, 18 largely compliant, 9 partially compliant, and none not compliant. Every six months, Chile shall report the progress made in overcoming the deficiencies detected. The UAF, which coordinates the National AML/CFT System and represents the country before GAFILAT will be leading this task. In accordance with the recommendations made by GAFILAT, Chile should, among other initiatives:

•	improve the legal framework, capacity building and cooperation on counter-terrorism financing and understanding of its risks by competent authorities;

•	improve the freezing of assets mechanisms associated to targeted financial sanctions contained on the United Nations Security Council Resolutions related to terrorism and proliferation of weapon of mass destruction financing.

•	add to the money laundering crimes catalogue: environmental crimes, homicide and serious bodily injury, extortion and theft;

•	create a Registry of Beneficial Ownership according to international standards, allowing access to updated, accurate and timely information on the identity of the natural person behind legal persons or legal structures in Chile;

•	improve the confiscation and asset recovery mechanism and cooperation among competent authorities; and

•	include lawyers, accountants and dealers in precious metals and dealers in precious stones, as reporting entities before the National AML/CFT System.

The UAF is currently working with the public sector in order to start building the Third Action Plan of the National AML/CFT System related to the prevention, detection, prosecution and sanction of Money Laundering/Terrorism Financing, and financing of proliferation of weapons of mass destruction.

Earthquakes and Other Natural Disasters

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. From time to time, Chile is affected by earthquakes, tsunamis, flooding, fires and other natural disasters that require investment of public funds to restore damage suffered by private and public properties and the adoption of extraordinary emergency measures to address the special needs of the affected population. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960, which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck south-central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The earthquake triggered a tsunami in south-central coastal areas. The official death toll from the earthquake and tsunami was 525.

The 2010 earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including to port facilities and buildings, and several sectors of the Chilean economy. Total infrastructure damage from this catastrophe, including roads, bridges, ports and Santiago’s international airport, has been estimated to be US$21 billion, of which US$10.4 billion corresponded to private sector infrastructure and US$10.6 billion to public sector infrastructure. The manufacturing, primary and service sector were also severely affected by the earthquake and tsunami. The manufacturing sub-sectors most affected were paper and printing products; foodstuffs, beverages and tobacco; metal products, machinery and equipment and miscellaneous manufacturing; and chemical, petroleum, rubber and plastic products. With regards to the primary sector, the fishing industry suffered significant damage to vessels and processing infrastructure, while the agriculture industry experienced the destruction of storage facilities, and water restraints caused by damage to irrigation infrastructure. The services sub-sectors most significantly and adversely affected by the earthquake and tsunami were transport and personal services.

In July 2010, Congress enacted legislation providing for a US$8.4 billion reconstruction plan. The plan was funded with a variety of sources, including a US$730 million reallocation of public expenditures and private donations. Private donors received certain tax credits.

In February 2018, Chile entered into an agreement with the IBRD insuring Chile against earthquake losses for a total aggregate amount of US$500 million dollars, in the context of the issuance by the IBRD of five series of catastrophe bonds under its catastrophe-linked capital at risk notes program covering the four Pacific Alliance countries.

On August 7, 2021, Law No. 21,364 was published in the Official Gazette, creating the National System for Disaster Prevention and Response (Servicio Nacional de Prevención y Respuesta ante Desastres or SENAPRED). This new agency will replace the former National Emergency Office (ONEMI) and will be organized as a decentralized and territorially deconcentrated entity in charge of advising, coordinating, organizing, planning, and supervising activities related to Disaster Risk Management. Within one year from the publication of the law in the Official Gazette the President of the Republic will have to issue a decree in order to determine the date in which the SENAPRED will start functioning and replace the ONEMI. This legislative initiative was prompted by the 8.8 magnitude earthquake that struck Chile in 2010, that revealed the shortcomings in the ability of the government and its institutions to deal with large-scale emergencies.

Ministry of Women and Gender Equality

On March 20, 2015, Law No. 20,820 was published in the Official Gazette, creating the Ministry of Women and Gender Equality (Ministerio de la Mujer y la Equidad de Género), which became fully operational in March 2016. This ministry is tasked with designing, coordinating and evaluating policies, plans and programs to promote gender equality and equal rights, and eliminating arbitrary discrimination against women.

Additionally, Law No. 20,820 created an Inter-ministerial Committee for Equal Rights and Gender Equality, which is composed of 14 ministers. This committee is mandated to assist in the implementation of policies, plans and programs that promote equal rights between men and women.

Since its creation in 2015, this Ministry has pursued a broad agenda in matters related to reproductive rights. Among other initiatives, the Ministry introduced a bill to de-criminalize the interruption of pregnancies in certain cases, which was enacted and published in the Official Gazette on September 23, 2017.

This Ministry also promoted the inclusion of gender quotas in Congressional seats. The bill approved by Congress provided that in the November 2017 elections relating to a partial renewal of the members of the Senate and Chamber of Deputies, no political party would be allowed to promote a list of candidates with individuals of a single gender representing more than 60% of its total candidates. As a result, after the November 2017 elections, the number of seats occupied by women in the Chamber of Deputies increased from 19 to 35 (of a new total of 155 seats). In the Senate, the number of seats occupied by women increased from six to 10 (of a total of 43 seats; in 2021, the Senate will increase to 50 seats). In addition, in March 2020, Congress enacted legislation mandating that the constitutional convention charged with drafting the new constitution, to be formed in October 2020, shall include a number of additional benches intended to ensure gender equality in its integration.

After November 2021 elections, the number of seats occupied by women in the Chamber of Deputies increased from 35 to 55 (of a total of 155 seats). In the Senate, the number of seats occupied by women increased from 10 to 12 (of a total of 50 seats).

Ministry of Cultures, Arts and Heritage

In 2017, Congress enacted legislation creating the Ministry of Cultures, Arts and Heritage (Ministerio de las Culturas, las Artes y el Patrimonio), which became fully operational in August 2018. This ministry is tasked with designing, formulating and implementing policies, plans and programs that contribute to the development of Chile’s rich and diverse culture and heritage, recognizing and valuing the cultures of indigenous peoples, the geographical diversity and the regional and local realities and identities.

In addition, Law No. 21,045 created the National Council of Cultures, Arts and Heritage (Consejo Nacional de las Culturas, las Artes y el Patrimonio), which is composed of 16 members (including the minister). This Council is mandated to propose policies, plans, programs and measures to the Ministry of Cultures, the Arts and Heritage, among other things.

Ministry of Science, Technology, Knowledge and Innovation

In 2018, Congress enacted legislation creating the Ministry of Science, Technology, Knowledge and Innovation (Ministerio de Ciencia, Tecnología, Conocimiento e Innovación), tasked with advising and collaborating with the President of the Republic in the design, formulation, coordination, implementation and evaluation of policies, plans and programs aimed at promoting and strengthening science, technology and innovation derived from scientific and technological research. The objective of this Ministry is to contribute to the development of the country, increasing its cultural, educational, social and economic heritage, promoting the common good and strengthening national and regional identity, as well as environmental sustainability.

THE ECONOMY

History and Background

Chile is a country rich in natural resources and its economy has historically been oriented towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets were closed to Chilean borrowers. In response to this, successive governments sought to reduce Chile’s dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of key sectors, including electricity and steel. As a result of these policies, the government’s role in the economy expanded in the decades that followed.

Government policy was eventually liberalized and, between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition, the administration sought to professionalize Chile’s monetary policy by recruiting career economists to the Chilean Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile’s economy remained heavily regulated into the late 1960s.

The socialist government of President Allende (1970 to 1973) greatly increased the government’s role in the economy by implementing a wide-ranging nationalization program, expanding the agrarian reform process that was started by previous governments, and rapidly increasing government expenditures and money supply. By 1973, inflation reached an annual rate of more than 500.0%, industrial output fell by more than 6.0% and the Chilean Central Bank’s foreign exchange reserves stood at slightly over US$40 million.

Following the military coup d’etat in 1973, the military government led by General Augusto Pinochet (1973 to 1990) introduced economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government’s size and influence on the economy by, among other things, eliminating long-standing and widespread price controls and undertaking a significant privatization program. Although the military government succeeded in reducing inflation, eliminating budget deficits and initiating an economic recovery, in the early 1980s, Chile underwent a severe recession due largely to a global recession, a worsening of the terms of trade, a decrease in the availability of external credit, weak banking sector regulation, real wage inflexibility and the abandonment of the currency peg which quickly led to the depreciation of the peso and an external debt and domestic banking crisis. In 1982, real GDP fell 13.4% compared to the previous year. In 1983, real GDP further decreased 3.5% and unemployment peaked at 20.5% (excluding the effects of certain ad hoc emergency employment programs developed by the government). From 1984 to 1989, however, the government’s liberalizing economic policies resulted in increased exports, average GDP growth of 6.7% per year, a 66.6% reduction in the current account deficit, and a steady rise in international reserves.

In addition, in 1985, the government initiated a far-reaching privatization program of state-owned companies. These economic policies and the government’s expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to a rise in inflation. When President Patricio Aylwin took office in 1990, his administration implemented a macroeconomic policy designed to correct these economic imbalances.

The Concertación coalition governments of Presidents Patricio Aylwin (1990 to 1994), Eduardo Frei Ruiz-Tagle (1994 to 2000), Ricardo Lagos (2000 to 2006), and Michelle Bachelet (2006 to 2010) all sought to provide stability and economic growth to Chile while fostering social development. Concertación coalition administrations consistently promoted free-market economic principles, including the protection of private property, the subsidiary role of the state in economic activity, free trade, open and fair competition, and sound macroeconomic, banking and financial regulation policies.

In 2009, a center-right coalition, “Coalición por el cambio,” led by Sebastián Piñera won the presidential elections for the period from 2010 to 2014. President Piñera’s administration sought to strengthen the Chilean economy and increase economic growth by expanding the investment rate, improving capital markets regulation and enhancing labor productivity through human capital investment, the promotion of innovation and entrepreneurship, and by modernizing the state. Additionally, the Piñera administration adhered to a sustainable fiscal policy, guided by a rule referred to as the “Structural Balance Policy Rule,” which was first adopted in 2001. In 2010, the government appointed a special commission to assess the then-prevailing fiscal balance pursuant to a new methodology, which revealed a structural fiscal deficit of 2.0% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.”

Michelle Bachelet was elected to the presidency in 2013 for a second term of four years, which concluded on March 11, 2018. Ms. Bachelet won the elections supported by the center-left coalition Nueva Mayoría. While the Bachelet administration’s initial target was to reach a structural balance (0.0% of GDP) by 2018 by relying on increased tax revenues generated by the 2014 tax reform, as a result of changes in structural variables and external conditions, the government contemplated a reduction of the structural deficit by approximately 0.25% per year for the 2016-2018 period. In 2016 and 2017, the structural deficit stood at 1.6% of GDP and 2.0% of GDP, respectively. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.” In addition to the tax reform, in 2014 and the beginning of 2015, the Bachelet administration focused on electoral and educational reforms.

Sebastián Piñera was elected to the presidency in 2017 for a second non-consecutive term of four years, after having served from 2010 to 2014, and assumed office on March 11, 2018. On June 5, 2018, President Piñera issued Decree No. 743, stating his administration’s fiscal policy targets for the next four years, which include a structural deficit reduction target of 0.2% of GDP per year, starting in 2018, achieving a fiscal balance deficit of 1.0% of GDP by 2022. The structural deficit reduction goal for 2018 was achieved, with a structural deficit of 1.5% of GDP compared to a structural deficit of 2.0% of GDP in 2017. In light of a series of social measures adopted beginning October 2019, the structural deficit reduction goal for 2019 was not achieved, with a structural deficit of 1.5% of GDP compared to a structural deficit of 1.5% of GDP in 2018. On October 29, 2020, President Piñera issued an amendment to Decree No. 743, stating his administration’s fiscal policy targets for the next two years, which include a structural deficit reduction target of 3.9% of GDP by 2022, starting with a structural deficit of 3.2% of GDP for 2020 and a structural deficit of 4.7% of GDP for 2021. The structural deficit reduction goal for 2020 was achieved, with a structural deficit of 2.6% of GDP. Due to the COVID-19 pandemic and its consequences in the Chilean economy, the structural deficit reduction goal for 2021 was not achieved, with a structural deficit of 10.8% of GDP.

On December 19, 2021, the candidate of the left coalition “Apruebo Dignidad”, Gabriel Boric, won the presidential elections for the period 2022 – 2026. President Boric has stated that he intends to make significant changes to the current political, social and economic schemes, with emphasis on social policies, greater state intervention in the economy, and less participation by the private sector in health, pension and education systems, which would be financed with tax increases. According to the Public Finance Report for the first half of 2022, the Structural Balance target for the current presidential term will be based on an analysis of medium-term gross debt sustainability, moving towards a dual rule fiscal policy for Chile. The government’s fiscal policy target includes a structural deficit reduction target of 0.75 GDP points per year, thus starting with a structural deficit of (3.3)% of GDP in 2022, the government expects to reach (2.6)% in 2023, (1.8)% in 2024, (1.1)% in 2025, and (0.3)% by the end of the presidential term.

Macroeconomic Performance (1990 — 2008)

The Chilean economy grew by an average of 8.0% per year between 1990 and 1998. In 1999, as a result of the 1997 Asian crisis and the abandonment of the crawling exchange rate band, the Chilean economy experienced a recession. Despite relatively strong growth in 2000 (4.5%), turmoil in the international financial markets, low copper prices and the Argentine currency and debt crisis of 2001 to 2002 combined to slow the pace of growth in Chile to 2.2% in 2001 and 3.4% in 2002. The policies implemented to give effect to the structural balance rule introduced in 2001 were instrumental in helping the economy accelerate its growth rate. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.” In 2003, the economy grew by 3.9% and by 7.0% in 2004, 6.2% in 2005, 5.7% in 2006, 5.2% in 2007 and 3.3% in 2008. This was accompanied by an improvement in the terms of trade, driven mainly by the price of copper, which rose from an average of US$0.707 per pound in 2002 to US$1.669 in 2005, and US$3.049, US$3.229 and US$3.155 in 2006, 2007 and 2008, respectively. Increased copper prices helped the Chilean Sovereign Wealth Funds (the Pension Reserve Fund, or FRP, by its Spanish acronym, and the Economic and Social Stabilization Fund, or FEES, by its Spanish acronym) accumulate savings which stood at US$22.7 billion as of the end of 2008. See “Public Sector Finances—Fiscal Responsibility Law.”

Global Financial Crisis — Economic Performance and Policies of 2008 and 2009

Beginning in the fourth quarter of 2008, global trends began to negatively affect Chile’s macroeconomic performance, including the contraction in available external financing, increases in premiums for credit risk, significant capital outflows from emerging markets, reductions in interest rates on U.S. Treasury bonds, lower commodity prices, including copper (US$1.39 per pound in December 2008, compared to US$3.17 per pound in September 2008) and fluctuation in the value of the dollar against other major currencies. These factors resulted in a significant slowdown in output (from 4.7% to 1.4%) and demand (from 9.9% to 1.2%) in the fourth quarter of 2008 compared to the same period of 2007. The export sector was similarly affected, with the terms of trade deteriorating by 27.5% in the fourth quarter of 2008 compared to the same period in 2007. GDP growth in 2008 was 3.3% compared to 5.2% during 2007. Domestic consumption grew 5.2% in 2008 compared to 7.6% in 2007. This decrease resulted from a significant reduction in the demand for new cars, capital goods, new homes and inventories. The sectors that were most affected were retail, manufacturing and construction.

In an effort to combat the effects of the global financial crisis and ensure sufficient liquidity in the economy, in October 2008, the Chilean Central Bank suspended its program of U.S. dollar reserve accumulation, implemented U.S. dollar repurchase transactions with weekly auctions of US$500 million and permitted banks to use currencies in addition to U.S. dollars to meet their foreign currency reserve requirements for a period of six months.

In light of global economic conditions, at the beginning of January 2009, the government implemented a stimulus plan aimed at boosting employment and economic growth. This fiscal package, equivalent to 2.1% of GDP (US$4.0 billion), sought to create conditions that would allow the economy to grow in 2009 and, directly and indirectly, create more than 100,000 jobs. See “The Economy—Employment and Labor—Employment.” The stimulus package included: subsidies to individuals and families, additional investments in public infrastructure, tax cuts, improved access to financing for small- and medium-sized businesses, additional capitalization of state-owned enterprises (including a US$1 billion investment in Codelco), and other initiatives to incentivize private investment, such as a US$700 million public investment plan for rural and urban roads and housing and irrigation projects aimed at supporting employment in the construction sector.

Primarily as a result of the fiscal stimulus plan, in 2009, government expenditures grew by 17.8%, while central government real revenue fell by 23.2% as compared to 2008 due to decreases in net tax collection and gross copper revenue, mainly from Codelco. In 2009, the government recorded an effective deficit of 4.5% of GDP and a structural deficit of 1.1% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.” Financing sources for the deficit came from the issuance of government bonds in the local market, as authorized in the 2009 budget law, and from withdrawals from the FEES. Withdrawals from the FEES in 2009 included: US$8.0 billion to help finance part of the stimulus plan and the fiscal deficit caused by the drop in both tax revenues and income from Codelco; US$441 million to pay down public debt; and US$837 million for payment into the FRP. Total withdrawals from the FEES in 2009 were US$9.3 billion. See “Public Sector Finances—Fiscal Responsibility Law—Economic and Social Stabilization Fund.”

The government sought to mitigate the effect on the exchange rate of the inflow of dollars related to the government’s withdrawal from the FEES by using domestic borrowing to finance the deficit and launching a process of daily auctions intended to provide the market with a framework of predictable and transparent sales. Expenditures in pesos under the stimulus plan (equivalent to approximately US$3 billion), were financed through daily auctions of US$50 million held between March 27 and June 23, 2009. Subsequently, auctions of US$40 million were held daily from July 1 to November 20, 2009, for a total of US$4 billion.

Gross Domestic Product (2010 to the Present)

In 2010, GDP grew by 5.8% mainly due to an increase in domestic consumption, investment and exports. Chile’s economic recovery in 2010 was partially offset by the negative impact of the earthquake and tsunami of February 27, 2010. See “Republic of Chile—Earthquakes and Other Natural Disasters.” Economic growth continued in 2011 (6.1%), 2012 (5.3%), 2013 (4.0%), 2014 (1.8%) and 2015 (2.3%).

During 2016, GDP grew by 1.8% as compared to 2015. Aggregate domestic demand increased by 1.9%, private consumption increased by 3.3%, gross fixed capital formation decreased by 2.4%, exports increased by 0.6% and imports increased by 1.2%.

During 2017, GDP grew by 1.4% as compared to 2016. Aggregate domestic demand increased by 2.9%, private consumption increased by 3.6%, although gross fixed capital formation decreased by 3.3%, exports decreased by 1.0% and imports increased by 4.5%.

During 2018, GDP grew by 4.0% as compared to 2017. Aggregate domestic demand increased by 5.0%, private consumption increased by 3.6%, gross fixed capital formation increased by 6.5%, exports increased by 4.9% and imports increased by 8.6%.

During 2019, GDP grew by 0.8% as compared to 2018. Aggregate domestic demand increased by 1.0%, private consumption increased by 0.7%, gross fixed capital formation increased by 4.7%, exports decreased by 2.5% and imports decreased by 1.7%.

During 2020, GDP contracted by 6.0% as compared to 2019, mainly due to the effect that the measures implemented to prevent the spread of COVID-19 had in the manufacturing and service sectors. Aggregate domestic demand decreased by 9.3%, total consumption decreased by 7.2%, gross fixed capital formation decreased by 9.3%, exports decreased by 1.1% and imports decreased by 12.7%.

During 2021, GDP grew by 11.7% as compared to 2020, mainly due to the recovery after measures implemented to prevent the spread of COVID-19 and the impact it had in 2020. Aggregate domestic demand decreased by 21.6%, total consumption increased by 18.2%, gross fixed capital formation increased by 17.6%, exports decreased by 1.5% and imports increased by 31.3%.

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(1)	Domestic Demand Growth (in %)(1)
2017
First quarter	(1,936.5)	(0.4)	2.5
Second quarter	(2,398.1)	0.7	3.6
Third quarter	(1,913.9)	1.9	1.4
Fourth quarter	(1,367.2)	3.2	4.0
2018
First quarter	(1,362.1)	4.4	3.7
Second quarter	(3,312.1)	5.5	6.3
Third quarter	(4,241.0)	2.5	4.8
Fourth quarter	(4,350.0)	3.6	5.2
2019
First quarter	(1,979.7)	1.2	2.5
Second quarter	(4,057.5)	1.4	2.0
Third quarter	(4,378.9)	3.2	2.6
Fourth quarter	(4,089.4)	(2.4)	(2.9)
2020
First quarter	(2,104.1)	(0.5)	(3.5)
Second quarter	454.2	(14.7)	(20.9)
Third quarter	(1,532.5)	(9.2)	(11.3)
Fourth quarter	(1,101.1)	0.4	(1.3)
2021
First quarter	(2,688.3)	(0.0)	5.7
Second quarter	(3,195.8)	18.9	31.3
Third quarter	(6,868.9)	17.2	28.2
Fourth quarter	(7,554.0)	12.0	22.9

(1)  Preliminary information

Source: Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	2017	2018	2019	2020	2021
Nominal GDP	179,315	189,435	195,816	200,344	240,633
Aggregate Domestic Demand	178,173	191,555	199,458	191,202	242,199
Gross Fixed Capital Formation	39,911	43,664	48,079	46,097	57,669
Change in Inventories	680	2,185	982	(2,754)	3,268
Total Consumption	137,582	145,706	150,397	147,859	181,262
Private Consumption	111,315	117,562	120,584	115,732	146,702
Government Consumption	26,267	28,143	29,813	32,127	34,560
Total Exports	50,802	54,044	54,504	63,175	76,740
Total Imports	49,661	56,164	58,145	54,034	78,306
Net Exports	1,142	(2,120)	(3,642)	9,142	(1,566)

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	2017	2018	2019	2020	2021
Real GDP	182,166	189,435	190,895	179,482	200,425
Aggregate Domestic Demand	182,397	191,555	193,417	175,498	213,377
Gross Fixed Capital Formation	41,002	43,664	45,697	41,427	48,711
Change in Inventories	815	2,185	1,007	(2,101)	3,754
Total Consumption	140,579	145,706	146,714	136,172	160,912
Private Consumption	113,278	117,562	118,425	108,986	131,164
Government Consumption	27,305	28,143	28,288	27,154	29,955
Total Exports	51,527	54,044	52,666	52,073	51,282
Total Imports	51,714	56,164	55,189	48,178	63,275
Net Exports	(187)	(2,120)	(2,523)	3,895	(11,993)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 62.1% in each of 2017 and 2018, 61.6% in 2019, 57.8% in 2020 and 61% in 2021. In that same period, government consumption increased from 14.6% of GDP in 2017 to 14.9% of GDP in 2018, 15.2% of GDP in 2019, 16.0% of GDP in 2020 and 14.4% of GDP in 2021. Another key component of demand, gross fixed capital formation, accounted 22.3% of GDP in 2017, 23.0% of GDP in 2018, 24.6% of GDP in 2019, 23.0% of GDP in 2020 and 24.0% of GDP in 2021.

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	2017	2018	2019	2020	2021
Nominal GDP (in billions of Chilean pesos)	179,315	189,435	195,816	200,344	240,633
Domestic Absorption	99.4	101.1	101.9	95.4	100.7
Total Consumption	76.7	76.9	76.8	73.8	75.3
Private Consumption	62.1	62.1	61.6	57.8	61.0
Government Consumption	14.6	14.9	15.2	16.0	14.4
Change in inventories	0.4	1.2	0.5	(1.4)	1.4
Gross Fixed Capital Formation	22.3	23.0	24.6	23.0	24.0
Exports of goods and services	28.5	28.2	27.3	33.0	31.7
Imports of goods and services	27.7	29.6	29.7	27.0	32.5

Source: Chilean Central Bank.

Savings and Investment

Between 2017 and 2021, total gross savings (or domestic gross investment) decreased as a percentage of GDP, mainly as a consequence of a decrease in national savings.

Savings and Investment
(% of GDP)

	2017	2018	2019	2020	2021
National Savings	19.9	19.6	19.8	20.0	18.8
External Savings	2.8	4.6	5.2	1.7	6.6
Total Gross Savings or Domestic Gross Investment	22.6	24.2	25.1	21.6	25.3

Source: Chilean Central Bank.

Principal Sectors of the Economy

The Chilean economy, with a GDP of US$179.3 billion in 2017, US$189.4 billion in 2018, US$195.8 billion in 2019, US$200.3 billion in 2020 and US$240.6 billion in 2021, each as calculated based on the average exchange rate for the applicable year, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

In 2017, GDP grew by 1.4%, primarily as a result of a 1.2% increase in the services sector and a 0.7% increase in the manufacturing sector. The domestic absorption rate in 2017 was primarily supported by the increase in total consumption, which totaled 76.7% of GDP.

In 2018, GDP grew by 4.0%, primarily as a result of the increase in aggregate domestic demand. The domestic absorption rate in 2018 was primarily supported by the increase in private consumption, which totaled 76.9% of GDP.

In 2019, GDP grew by 0.8%, primarily as a result of a 1.9% increase in the service sector. The domestic absorption rate in 2019 was primarily supported by the increase in total consumption, which totaled 76.8% of GDP. Growth was driven mainly by the services sector, in particular by the financial services and housing sub-sectors.

In 2020, GDP contracted by 6.0% compared to the same period in 2019 as a consequence of the measures implemented to prevent the spread of COVID-19 in the manufacturing and service sectors. Also, aggregate domestic demand decreased by 9.3%, gross fixed capital formation decreased by 9.3%, total consumption decreased by 7.2% and exports decreased by 1.1%, while imports decreased by 12.7%, in each case in real terms when compared to 2019.

In 2021, GDP grew by 11.7%, primarily as a result of a 13.2% increase in the service sector. The domestic absorption rate in 2021 was primarily supported by the increase in total consumption, which totaled 75.3% of GDP.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	2017		2018		2019		2020		2021
Primary sector		13.3		12.8		12.2		15.9		17.8
Agriculture, livestock and forestry		3.4		3.2		3.2		3.6		2.9
Fishing		0.8		0.7		0.8		0.5		0.4
Mining		9.0		8.9		8.2		11.8		14.6
Copper		8.0		7.9		7.3		10.6		13.3
Other		0.9		1.0		0.9		1.2		1.3
Manufacturing sector		9.2		9.6		9.0		8.9		8.7
Foodstuffs, beverages and tobacco		3.4		3.7		3.6		3.7		3.5
Textiles, clothing and leather		0.2		0.2		0.1		0.1		0.1
Wood products and furniture		0.7		0.6		0.6		0.6		0.7
Paper and printing products		0.8		1.0		0.7		0.6		0.6
Chemicals, petroleum, rubber and plastic products		1.8		1.8		1.7		1.7		1.6
Non-metallic mineral products and base metal products		0.5		0.5		0.5		0.5		0.6
Metal products, machinery and equipment and miscellaneous manufacturing		1.8		1.7		1.7		1.7		1.5
Services sector		67.5		67.4		68.8		65.4		63.2
Electricity, oil and gas and water		3.1		2.9		3.2		3.3		2.4
Construction		6.1		6.5		6.8		6.0		6.1
Trade and catering		11.6		11.4		11.1		10.0		10.8
Transport		6.1		5.7		5.7		5.2		5.4
Communications		2.9		2.8		2.8		2.7		2.5
Financial services		13.2		13.5		13.7		13.6		13.0
Housing		7.8		7.7		7.9		7.6		7.0
Personal services		11.9		12.2		12.7		12.0		11.6
Public administration		4.8		4.8		4.9		5.0		4.4
Subtotal		89.9		89.8		90.0		90.2		89.7
Net adjustments for payments made by financial institutions, VAT and import tariffs		10.1		10.2		10.0		9.8		10.3
Total GDP		100.0		100.0		100.0		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	179,314	Ps.	189,434	Ps.	195,816	Ps.	200,343	Ps.	240,633

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from previous year, except as indicated)

	2017		2018		2019		2020		2021
Primary sector		(0.3)		5.3		(2.8)		1.1		0.3
Agriculture, livestock and forestry		(0.7)		2.9		(1.0)		1.4		1.9
Fishing		30.7		7.1		0.6		(14.5)		5.1
Mining		(2.1)		6.0		(3.7)		2.3		(0.6)
Copper		(1.5)		6.4		(3.9)		1.4		(2.2)
Other		(6.0)		2.6		(1.9)		10.0		13.8
Manufacturing sector		0.7		5.1		(1.4)		(3.4)		8.3
Foodstuffs, beverages and tobacco		2.5		10.7		(2.9)		(1.4)		7.8
Textiles, clothing and leather		3.8		(4.3)		(2.6)		(9.7)		35.0
Wood products and furniture		0.1		4.4		(6.1)		(9.1)		7.9
Paper and printing products		(3.4)		(1.4)		(3.9)		(4.3)		6.6
Chemicals, petroleum, rubber and plastic products		(1.4)		1.8		4.9		(4.3)		2.6
Non-metallic mineral products and base metal products		(9.2)		9.4		5.2		(6.2)		16.5
Metal products, machinery and equipment and miscellaneous manufacturing		5.4		1.3		(3.7)		(2.4)		12.0
Services sector		1.2		3.6		1.9		(7.4)		13.2
Electricity, oil and gas and water		7.0		3.0		0.7		(1.7)		1.1
Construction		(4.4)		4.7		4.5		(12.1)		13.6
Trade and catering		2.9		3.6		(0.3)		(10.5)		24.1
Transport		3.2		0.3		0.6		(14.5)		12.9
Communications		5.1		5.5		4.9		5.3		8.9
Financial Services		(2.5)		4.3		5.1		(1.6)		9.1
Housing		2.4		3.5		1.6		(3.1)		7.2
Personal Services		2.8		4.8		(0.9)		(16.7)		22.4
Public Administration		1.8		1.2		2.5		3.2		2.4
Subtotal		1.0		4.0		0.9		(5.8)		10.8
Net adjustments for payments made by financial institutions, VAT and import tariffs		3.7		3.6		(0.1)		(6.6)		21.7
Total GDP		1.4		4.0		0.8		(6.0)		11.7
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	182,166	Ps.	189,434	Ps.	190,894	Ps.	179,482	Ps.	200,424

Source: Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector is significant due to the size of its direct contribution to GDP (13.3% in 2017, 12.8% in 2018, 12.2% in 2019, 15.9% in 2020 and 17.8% in 2021), and its role as a supplier of inputs to the manufacturing sector.

Agriculture, Livestock and Forestry

Agricultural production consists primarily of fruit, which includes fruit concentrates, table grapes, apples, pears, nectarines, prunes, lemons, avocados, berries, cherries and peaches. The characteristics of Chile’s climate, botany and soil give the country a comparative advantage in the forestry sector. In 2019, forests covered 17.6 million hectares, making up approximately 23.3% of Chile’s surface area, and forest plantations covered approximately 3 million hectares, or 4.0% of Chile’s surface area.

This sector contributed US$6.6 billion in exports during 2021, or 7.0% of exports by value, compared to US$6.4 billion, or 8.7%, during 2020.

Since 2019 and as of the date of this Annual Report, a large part of Chile’s territory dedicated to agricultural production and livestock farming was affected by a severe drought. As of 2021, the Coquimbo region, Atacama, Metropolitana and Los Lagos have been declared in a state of water shortage by the Ministry of Public Works. This declaration enables the government to establish new criteria and delimitations for water extraction authorizations and to provide funding for the financing of unforeseen circumstances or costs affecting agricultural producers and rural inhabitants.

Fishing

Chile ranks among the foremost fishing nations in the world, with an estimated annual catch for 2021 of 3.64 million tons, of which sea-caught products accounted for 60.8%, while aquaculture accounted for 39.2%. Chile’s main products include anchovies, horse mackerel and sardines.

In less than a decade, Chile has become a leading farmed salmon and trout producer and exporter. Climatic conditions around the Chiloé and Aysén Regions, including water that is continually replenished from both the Antarctic currents and run-off from the Andes, provide an ideal environment for a year-round fish farming industry.

Mining

Chile has large reserves of metallic and non-metallic mineral resources and is the world’s largest producer of copper. In 2021, Chile recorded an estimated 200 million metric tons of copper reserves, which represented 23% of the world’s reserves, and produced 5,600 million metric tons of copper. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector is a significant contributor to the export sector and to Chile’s GDP. Whereas non-manufactured mining exports are recorded under the mining sector, the process of mining production is included in the manufacturing sector.

In the 1990s, the mining sector grew fueled by increased investment, including the opening of new large mines. For 2020 and 2021, this sector represented 11.8% and 14.6% of GDP, respectively. Mining products in 2020 and 2021 accounted for approximately 57.3% and 61.9%, respectively, of Chile’s total exports totaling approximately US$42.5 billion in 2020 and US$58.6 billion in 2021.

Copper is extracted by a mix of state-owned and private companies. The state-owned copper enterprise, Codelco, is the largest copper producer in the world as well as the largest company in Chile. Codelco contributed US$5.8 billion to government revenues in 2021, while private mining contributed US$3.8 billion in 2021. Under Chilean law, Codelco’s net earnings are subject to a special 40.0% tax in addition to the corporate income tax generally applicable to domestic companies and paid by its private sector competitors. In addition, as a wholly state-owned enterprise, Codelco contributes all of its net income to the central government’s budget through profit transfers. See “Public Sector Finances—Government-owned Enterprises—Codelco.” In 2017, 2018, 2019, 2020 and 2021 government revenues from copper totaled US$1.4 billion US$1.7 billion, US$3.7 billion, US$1.3 billion and US$5.8 billion, respectively. Copper exports accounted for approximately 91.6%, 91.0%, 92.1%, 90.7% and 90.9% of all Chilean mining exports in 2017, 2018, 2019, 2020 and 2021, respectively.

Although the mining sector continues to be the recipient of most of the foreign investment in Chile, a trend toward diversification has made the electricity and services sectors increasingly appealing to foreign investors, while mining investment has decreased in relative terms. Foreign investment in the mining sector in 2016, 2017, 2018, 2019 and 2020, the latest data available, totaled US$3.1 billion, US$2.8 billion, US$(100) million, US$1.6 billion and US$2.1 billion, respectively.

With respect to gold, Pascua Lama, a cross-border mining project undertaken by Compañía Minera Nevada SpA, an affiliate of Barrick Gold Corp., and involving Argentina, was scheduled to commence production in 2014, but construction was enjoined in 2013 as a result of environmental claims brought by indigenous communities regarding the impact of the project on water supplies. In May 2014, Barrick Gold Corp. signed a memorandum of understanding with a group of 15 indigenous communities in Chile, marking the first step in the dialogue to restart the Pascua Lama project. However, the project remained suspended by enforcement procedures brought by the Superintendency of the Environment (Superintendencia del Medio Ambiente, or SMA). Further, on January 17, 2018, the SMA imposed fines on Compañía Minera Nevada SpA for approximately US$11 million and closed facilities related to the mine site. The SMA’s decision was challenged by the company. On October 12, 2018, the Environmental Court of Antofagasta confirmed the closure of facilities related to the mine site, but this decision was overturned by the Supreme Court of Chile in March 2019 who remanded the case to the Environmental Court of Antofagasta to be reviewed by other members of such court due to procedural irregularities. On August 7, 2019, the Environmental Court of Antofagasta appointed one of its ministers to draft the ruling. On September 17, 2020, the Environmental Court of Antofagasta decreed the definitive closure of Pascua Lama and imposed a fine of more than Ps. 7 million on Barrick Gold Corp.

Manufacturing Sector

Chile’s manufacturing sector is based primarily on the processing of natural resources. Between 2017 and 2021, this sector represented on average 9.1% of GDP.

During 2017, 2018, 2019, 2020 and 2021 exports from the manufacturing sector amounted to US$26.0 billion, US$29.2 billion, US$26.6 billion, US$25.2 billion and US$29.4 billion representing 37.8%, 39.0%, 38.7%, 34.0% and 31.1% of total exports, respectively.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products
(in billions of pesos and as a percentage of total)

	2017		2018		2019		2020		2021
	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)
Foodstuffs, beverages and tobacco	7,931	42.6	8.128	43.5	8,757	43.5	9,049	45.4	9,028	45.3
Textiles, clothing and leather	373	2.0	352	1.9	324	1.6	293	1.5	203	1.0
Wood products and furniture	1,161	6.2	1.098	5.9	1,117	5.6	1,092	5.5	1,101	5.5
Paper and printing products	1,562	8.4	1.718	9.2	2,236	11.1	1,682	8.4	1,593	8.0
Chemicals, petroleum, rubber and plastic products	3,872	20.8	3.708	19.8	3,829	19.0	3,785	19.0	4,060	20.4
Non-metallic mineral products and base metal products	857	4.6	794	4.2	892	4.4	836	4.2	763	3.8
Metal products, machinery and equipment and miscellaneous manufacturing	2,853	15.3	2.889	15.5	2,959	14.7	3,175	15.9	3,162	15.9
Total	18,608	100.0	18,687	100.0	20,115	100.0	19,912	100.0	19,910	100.0

Source: Chilean Central Bank.

In 2017, the manufacturing sector grew by 0.7%, as compared to 2016 (measured using chained volumes at previous year prices), which was mainly as a result of increases in textiles, clothing and leather and metal products, machinery and equipment and miscellaneous manufacturing.

In 2018, the manufacturing sector grew by 5.1%, as compared to 2017 (measured using chained volumes at previous year prices), which was mainly as a result of an increase in foodstuffs, beverages and tobacco and metal products, machinery and equipment and miscellaneous manufacturing.

In 2019, the manufacturing sector grew by 1.4%, as compared to 2018 (measured using chained volumes at previous year prices), which was mainly as a result of an increase in the manufacturing output of chemicals, petroleum, rubber and plastic products.

In 2020, the manufacturing sector decreased by 3.4%, as compared to 2019 (measured using chained volumes at previous year prices), which was mainly as a result of a general contraction in almost all sectors, particularly in the production of clothing and leather.

In 2021, the manufacturing sector grew by 8.3%, as compared to 2020 (measured using chained volumes at previous year prices), which was mainly as a result of a general increase in all subsectors.

The manufacturing sector contributes to Chile’s exports of products such as fishmeal, wine, frozen fish (including processed salmon), juice and canned foods. In 2017, 2018, 2019, 2020 and 2021 exports of manufactured foodstuff products totaled US$8.9 billion, US$10.1 billion, US$9.9 billion, US$9.6 billion and US$10.7 billion, respectively.

The chemicals, petroleum products, rubber and plastics industries had exports of approximately US$4.7 billion in 2017, US$5.4 billion in 2018, US$5.1 billion in 2019, US$4.7 billion in 2020 and US$6.1 billion in 2021, which represented 17.9%, 18.5%, 19.3%, 18.8% and 20.6% of all manufactured product exports in those years, respectively.

Chile has become a significant wine exporter globally. Wine exports totaled US$2.0 billion, US$2.0 billion, US$1.9 billion, US$1.8 billion and US$2.0 billion in each of 2017, 2018, 2019, 2020 and 2021.

Services Sector

Construction

The construction sector is composed of an infrastructure and a non-infrastructure sub-sector. The infrastructure sub-sector includes projects such as the construction of large-scale mining facilities, energy and/or water plant projects. Growth in the infrastructure sector until 2009 was fueled by a public works concession program implemented by the Ministry of Public Works. See “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions.” The non-infrastructure sub-sector is comprised of private sector construction projects, such as hotels, apartments and office buildings, mall centers, commercial outlets, cinemas and single-family homes. In 2016, the construction sector grew by 2.8%, fueled by a VAT exemption that was extended to construction-related activities. In 2017, the VAT exemption lapsed and the construction sector experienced a 2.5% decrease. In 2018, the construction sector grew by 3.2%. In 2019, the construction sector increased by 4.5%, in 2020 decreased by 12.1% and in 2021 increased by 13.6% mainly due to an increase in mining projects.

Energy

General. Energy consumption in Chile consists mainly of oil, natural gas, wood and electricity. In 2017, 2018, 2019, 2020 and 2021, energy consumption represented 3.1%, 2.9%, 3.2%, 3.3% and 2.4% of GDP, respectively.

The government’s energy policy and initiatives are undertaken and coordinated by the Ministry of Energy (Ministerio de Energía), which is responsible for policy, laws and regulations, plans and programs and generally the stewardship of the energy sector in the country. The National Commission on Energy (Comisión Nacional de Energía, or “CNE”) is responsible for regulating the energy sector, including conducting tariff analysis, identifying technical and quality standards and coordinating competitive tender processes to supply energy to power distribution companies supplying power to residential and small industrial clients subject to regulated prices. And the Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles) is responsible for the supervision and enforcement of applicable regulation and technical standards, as well as administrative interpretation of the sector’s regulations and laws.

Chile imports in excess of 60% of the fuel produced in Chile and is exposed to international price volatility, as well as supply restrictions attributable to third-party measures that it cannot control.

In May 2014, the government announced its Energy Agenda (Agenda de Energía) establishing the energy policy goals for the next decade. The main aspects of the Energy Agenda are: (i) reducing by 30.0% the marginal costs of electricity; (ii) reducing by 25.0% the price of energy sold to distribution companies and passed on to residential and other regulated consumers; (iii) increasing the presence of non-conventional renewable energy (“NCRE”) sources, that is, the energy produced by geothermal, wind, solar, tidal, biomass and small hydroelectric power plants, to 20.0% of the Chilean matrix by 2025; (iv) promoting the efficient use of energy and achieving a 20.0% savings goal; (v) designing a fossil fuels price stabilization system; (vi) strengthening the role of ENAP in the energy market; and (vii) developing a long-term energy policy by 2015. In September 2015, the government announced the 2050 Energy Pipeline (Hoja de Ruta 2050), and deployed its long-term energy strategy. For the period from 2016 to 2025 the 2050 Energy Pipeline is expected to focus on removing barriers to competition in the field of energy generation. The implementation of certain aspects of the Energy Agenda will require legislative action based on bills to be submitted by the Ministry of Energy. Notwithstanding the foregoing, the Ministry of Energy has begun implementing certain aspects of the Energy Agenda that do not require legislative action.

In terms of compliance with the Energy Agenda, the following milestones have been achieved:

•	Regarding the increase of presence of non-conventional renewable energy (“NCRE”) sources to 20.0% of the Chilean matrix by 2015, the milestone was met even before the deadline.

•	In order to promote the efficient use of energy and achieving a 20.0% savings goal, on September 4, 2018, the government submitted an energy efficiency draft bill to Congress. The objective of such draft bill was to increase energy security and the productivity and competitiveness of the Chilean economy. On February 13, 2021, Law No. 21,305 was published in the Official Gazette. The next step will be to prepare the First National Energy Efficiency Plan, which will be renewed every five years and will be in charge of the Ministry of Energy, together with other ministries depending on the specific matter. The Energy Efficiency Plan seeks to encourage the rational and efficient use of energy resources by improving productivity and economic competitiveness. In addition, the plan seeks to improve the quality of life of Chileans by decreasing pollutants emissions and promoting efficient energy management by large consumers, such as mining, cement, forestry and real estate companies. The law contemplates a 5.5% reduction in energy consumption is expected by 2030 and a 7% reduction by 2035.

•	On August 7, 2017, Law No. 21,025 was published in the Official Gazette. The purpose of this law is to strengthen the role of ENAP in the energy market through its modernization. This includes adapting its operation to the new times and scenarios, establishing a series of measures, such as a new corporate governance and form of administration, which will allow better management and results for the benefit of Chile.

•	On July 6, 2021, the President of the Republic announced the voluntary anticipated closure by AES Andes, a subsidiary of the AES Group, of four coal-fired power plants by 2025. This measure is expected to reduce the emission of approximately 6 million tons of CO2. The decision is part of the government’s commitment to combat climate change and achieve carbon neutrality by 2050, which involves converting all national energy into renewable energy with environmentally friendly sources.

•	On August 23, 2021, the President of the Republic inaugurated the first green hydrogen plant in Latin America that produced green hydrogen molecule, a development that constitutes a milestone in the country’s progress for the development of clean energies related to the government’s commitment to combat climate change and achieve carbon neutrality by 2050.

On May 25, 2018, the government launched the Energy Route (Ruta Energética), which sets the basis for energy related policies during the 2018-2022 period, including: (i) energy modernization; (ii) increasing energy access for vulnerable communities; (iii) energy development; (iv) lowering greenhouse gas emissions; (v) energy efficiency standards in transportation; (vi) industrial and residential energy efficiency; and (vii) energy education.

The government has supported the development of NCRE sources particularly through an improvement in the electricity market’s regulatory framework and the implementation of direct support mechanisms for investment initiatives in NCRE. On April 1, 2008, Congress enacted Law No. 20,257 aimed at fostering the development and use of NCRE. Energy generation companies with a capacity of 200 MW or more became required to produce a certain percentage of their energy output from NCRE sources. This obligation was initially 5.0% of the total energy output and it was stipulated that starting in 2015, the portion of NCRE-sources related generation would increase 0.5% annually up to 10.0% in 2024. On October 22, 2013, however, Congress enacted Law No. 20,698, which increased the required percentages of NCRE-sourced energy. Under the 2013 legislation, the 5.0% quota will reach 20.0% in 2025 through progressive increases which started in 2015. Additionally, Law No. 20,698 set forth the obligation of the Ministry of Energy to call for bids to fulfill the corresponding NCRE quota to award contracts with price stabilization mechanisms.

Oil and Gas. Although there are no legal restrictions in Chile on the refining of crude oil by private sector companies, the only refiner in Chile is ENAP. National and international refiners sell their refined products in an open and competitive market to private distributors. Substantially all of Chile’s crude oil and natural gas consumption is imported. To overcome gas supply shortages from Argentina, ENAP, in association with private companies (Endesa, Metrogas and BG Group), developed and implemented the Quintero LNG Project, the first liquefied natural gas (LNG) import terminal in South America. Since September 2018, Chile resumed importing gas from Argentina, reversing the trend of the last 15 years.

Electricity. Since December 2008, 100.0% of the equity interests in the distribution and generation companies in Chile have been owned by the private sector. The electricity industry in Chile is divided into three sub-sectors: generation, transmission and distribution.

The generation sub-sector consists of companies that generate electricity from hydroelectric, gas-fired, solar, wind and thermal sources. In January 2018, the companies that form part of the Chilean electricity generation association entered into a voluntary agreement with the Ministry of Energy known as “Decarbonization Association” (Mesa de Descarbonización) targeting the analysis of the effects of the withdrawal and conversion of coal units, in particular its economic, environmental and social impact, with the ultimate goal of agreeing on a timetable for the withdrawal and conversion of coal-fired power plants.

During December 2021, the electricity generation in the SEA system totaled 7,122 GWh (gigawatt-hours). During 2021, Chile derived 47.8% of its total power from coal, 23.5% from hydraulic generation, 18.1% from solar energy, 10.2% from wind and 0.4% from geothermal sources.

The transmission sub-sector features companies that transport the electricity produced by generation companies at high voltage via high-tension power lines over long distances

The distribution sub-sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers. Of the three sub-sectors, only distribution does not operate under a free market structure, but rather is a natural monopoly, in which companies require a public concession for a specific distribution zone.

On January 29, 2015, Congress enacted legislation to improve the competitive bidding process carried out to supply energy to regulated clients and ensure electricity supply under resulting contracts. Additional goals of this law include obtaining competitive prices and ensuring compliance with economic efficiency, competition, security and diversification objectives. This law also grants more authority to the CNE in connection with the competitive bidding process. In this regard, the CNE conducted tender processes in September 2015 and August 2016, for the supply of energy to regulated clients, resulting in the expansion of the energy offered.

In July 2016, Congress enacted legislation to amend the General Power Services Act, including the following changes:

•        the creation of a national independent system operator in charge of coordinating and operating the national energy grid following the interconnection of the northern and central energy systems;

•        the reclassification of transmission facilities into new categories: (i) national transmission, (ii) regional transmission, (iii) dedicated transmission, (iv) development poles and (v) international transmission facilities;

•        extending the open access principle to all transmission facilities in Chile, whereby all owners and operators of transmission facilities are required to provide access to any third party interested in connecting to such facilities, subject to certain terms and conditions;

•        the partial reformulation of the tariff setting scheme for transmission facilities, extending the return on investment guarantee (20 year period) from trunk transmission to all regulated transmission facilities;

•        amending the allocation of payment of transmission tolls to ensure that all tolling fees are paid by customers to the holders of the transmission systems; and

•        broadening the government’s powers in the strategic planning of the energy sector with the aim of developing all transmission facilities.

On November 2, 2019, in response to widespread protests, Congress enacted legislation eliminating a 9.2% electricity increase implemented in October 2019 and freezing electricity tariffs until 2021 to the levels existing prior to October 2019. The cost of this electricity tariff freeze is expected to be borne by power generators until 2023, who will recover these costs between 2023 and 2027, and will have a claim against power distribution companies, as the previously announced tariff decrease schedule will be stretched out.

In December 2019, partly to address civil unrest due to increasing electricity bills for regulated residential customers, Congress enacted legislation introducing amendments adjusting the method for calculating the tariffs that power distribution companies may charge to those customers, mainly by reducing the legally-guaranteed profit coefficient by means of lowering the discount rate used to estimate the new replacement cost of distribution facilities from 10% to a floating value determined by the National Energy Commission, with an 8% ceiling and 6% floor.

As of December 31, 2021, the total installed generation capacity system was 30,862 megawatts, comprised 45.2% of thermal, 23.0% of hydraulic energy, 20.1% of solar energy, 11.5% of wind energy and 0.3% of geothermal sources. As of this Annual Report, NCRE-sourced energy represented approximately 35.2% of the total installed capacity of the SEA system.

Environmental Regulation.

Initiatives to increase power generation have encountered important hurdles primarily driven by environmental concerns. See “The Economy—Environment.”

The Alto Maipo Hydroelectric Project (the “Alto Maipo Project”) developed in Cajón del Maipo, 50 kilometers from Santiago, contemplated the construction of two run-of-the-river plants. The two plants, Alfalfal II and Las Lajas, utilize water from the Volcán, Yeso and Colorado rivers and have an installed capacity of 531 megawatts. The Alto Maipo Project encountered objections raised by certain NGOs and activists. The sponsors of the project obtained all necessary environmental approvals to begin construction, which began in the second half of 2014. On May 3, 2018, a complaint was filed by a representative of the communities with the Environmental Court against the SMA requesting the court to declare illegal the resolution that approved the Alto Maipo Project compliance program and to reject the project plan. On November 4, 2021, the Environmental Court confirmed the legality and the compliance program of the Alto Maipo Project, which was completed in December 2021.

In November 2016, the environmental court of Valdivia, revoked the environmental permit granted to the Mediterráneo 210 MW run-of-the-river project to be developed in Cochamó, Los Lagos Region. The court ruled that the environmental impact study contained methodological failures. In 2017, the Supreme Court confirmed the annulment.

On July 4, 2018, members of the Senate submitted to Congress a draft bill on glacier protection. The draft bill was aimed at establishing measures to preserve and conserve glaciers as a strategic reserve of water resources, as water suppliers for the recharge of hydrographic basins for the protection of biodiversity, as a source of scientific information and for sustainable tourism. On June 3, 2021, the Committee on Mining and Energy of the Senate, approved the draft bill with some adjustments, including: (i) an absolute prohibition on mining or any other type of industrial activity on glaciers of any type, except for sustainable scientific research, tourism or sporting activities; (ii) for the periglacial environment – which is the area surrounding the glacier – all current and future mining operations, including retroactively, will be subject to a strengthened and qualified Environmental Impact Assessment System, and (iii) applicability of criminal liability to executives of mining companies and others that violate the measures of the law. The intention is to force companies to adopt prevention systems that do not exist today. As of the date hereof, this draft bill is being discussed in Congress.

Water

Private companies provide water and wastewater services in Chile since 2004. On June 15, 2011 and May 4, 2012, the government, through CORFO, sold a portion of its ownership interest in the Aguas Andinas, ESVAL/ESSBIO and ESSAL water companies, while maintaining veto rights over decisions that affect the water rights of these companies. See “The Economy—Privatization and Infrastructure.” As of 2013, approximately 99.9% of the Chilean population living in urban areas had access to drinkable water.

Trade and Catering

The trade and catering sector is primarily composed of retail and wholesale local commerce. Additionally, it encompasses a portion of Chile’s gross tourism income and other related services such as restaurant dining, lodging and catering.

The growth and liberalization of Chile’s economy during the 1990s led to the rapid expansion of this sector. The commerce sub-sector has received significant investments in recent years, largely directed at the construction and refurbishment of shopping malls. The supermarket industry has also experienced rapid expansion, as well as consolidation in recent years.

The travel and leisure industry, particularly tourism, is an important contributor to the services sector. From 2017 to 2021, the average annual number of tourists visiting Chile totaled 3.6 million. In 2021, Chile received approximately 190,000 tourists, primarily from Colombia (19%), Peru (14%), Argentina (11%), United States (9%), Brazil (7%), and Spain (4%).

Personal Services

Chile’s personal services sector is composed of public and private education and health services and other services (including media and other services that are not rendered by the government or any other public entity). The personal services sector accounted for 11.9% of GDP in 2017, 12.2% of GDP in 2018, 12.7% of GDP in 2019, 12.0% of GDP in 2020 and 11.6% of GDP in 2021.

In Chile, parents may choose between public and private schools for their children. All schools, however, must comply with certain educational and academic program standards and require governmental authorization. Public schools receive monthly fund transfers from the central government based on the number of students attending, and many privately managed schools also receive government funding on the same basis. Chile began implementing an education reform in 2014, which, among other things, aims to increase all students’ access to school.

Chile has a dual health insurance system comprising the public National Health Fund (Fondo Nacional de Salud, or “Fonasa”) and licensed private insurers (Instituciones de Salud Previsional, or “Isapres”), which provide health insurance plans. Since August 2011, all workers must set aside at least 7.0% of their monthly salary for the financing of a health insurance plan, up to a limit of the equivalent of UF 5.7 (approximately US$208 as of December 31, 2021). However, (i) lower-income retired workers (jubilados) are exempt from this contribution requirement and (ii) middle-income retired workers as defined by Social Protection Data (Ficha de Protección Social) pay reduced contributions.

Workers may opt between joining the Fonasa health service network (by contributing 7.0% of their salary, up to the abovementioned limit) or purchasing a health insurance policy offered by any Isapre (by paying 7.0% or more of their salary). As of December 31, 2021, approximately 3.3 million people were covered by private health insurance policies contracted with Isapres and as of December 31, 2019, the latest available information, 14.8 million people were covered by Fonasa. A portion of the remaining population receives health care from the armed forces and police health care systems, while the balance are not insured.

Fonasa is a universal healthcare system that provides medical and health care, surgical services, and public disease prevention programs through a regionally managed health service network. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services provided primarily in facilities managed by the state. The government also provides health care coverage for the uninsured and the indigent.

Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Elección, or MLE), or they may choose to obtain care at public facilities at almost no cost (Modalidad de Atención Institucional, or MAI). Within the private healthcare system, Isapres offer myriad and widely varying combinations of benefits, premiums and co-payments. While the law allows Isapres to offer different plans according to the age and sex of individuals, no further risk segmentation is permitted. A network of private health providers supplies most medical care under the Isapre system.

Plan GES (Garantías Explícitas en Salud), formerly Plan AUGE (Acceso Universal con Garantías Explícitas), a public health system reform, was put into place in 2005. This plan aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The program has continued to expand since 2005 to include different ailments and, as of the date of this Annual Report, Plan GES covered 85 ailments. See “The Economy—Poverty, Income Distribution and Social Reforms—Health System Reform.”

Financial Services

Banks, pension funds, life and general insurance companies, and other institutional investors comprise Chile’s financial services sector. The financial services sector accounted for 13.2%, 13.5%, 13.7%, 13.6% and 13.0% of total GDP in 2017, 2018, 2019, 2020 and 2021, respectively.

In September 2009, the stock exchanges of Lima (Peru), Colombia (operating in Bogota, Medellin and Cali) and Santiago (Chile) entered into a memorandum of understanding in order to create an integrated model for the market of variable rate instruments, to be managed by each participant, and compensated and liquidated by the participating entities. In November 2010, the stock exchanges entered into an agreement to implement the first phase of the stock integration, creating the so-called Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA). The MILA was approved by the then SVS and became operative in Chile in June 2011.

Further, Mexico became a member of MILA in December 2014. As of December 31, 2019, the consolidated market capitalization of the MILA amounted to US$855.4 billion, according to the Ibero-American Federation of Stock Exchange (Federación Iberoamericana de Bolsas, or FIAB).

As of December 31, 2021, Chile’s banking sector comprised 17 privately owned banks and one state-owned bank (Banco Estado), and total banking system assets, deposits and loans totaled US$361 billion, US$223 billion and US$181 billion, respectively.

Chile’s securities market is currently composed of two stock exchanges: the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). As of December 31, 2021, the Santiago Stock Exchange had 194 listed companies and total market capitalization of US$152.5 billion.

On October 5, 2018, the Valparaíso Brokers Exchange discontinued its operations.

The market is regulated and supervised by the CMF, and the Superintendency of AFP. Regulators are entitled to impose sanctions (including suspension of licenses and fines).

Transport and Communications

Transport. Chile’s transport sector accounted for 6.1% in 2017, 5.7% in 2018, 5.7% in 2019, 5.2% in 2020 and 5.4 in 2021.

In an effort to increase private sector participation in the transport sector, between 2010 and 2012, portions of the San Antonio, Talcahuano, Coquimbo and Valparaíso ports were opened to public bidding processes. As a result, port concessions relating to the San Antonio port were awarded for a twenty-year period as well as for the Talcahuano and Coquimbo ports, for thirty years and twenty years, respectively. In 2013, the bidding was completed for Terminal 2 in the Valparaíso Port, and concessions were awarded for a thirty year period.

In February 2007, the Ministries of Transportation and Public Works implemented a new public transport system for Santiago, known as the “Transantiago” system, by granting concessions to private bus operators. This system was designed to be funded by a combination of the resulting bus and subway tolls and public subsidies. The primary objectives of the Transantiago system were to improve the quality of public transportation and reduce Santiago’s high levels of atmospheric pollution and traffic congestion.

The Transantiago system has experienced various challenges, mainly due to design problems, which, combined with lower than projected demand and difficulties in fee collection, resulted in operational deficits of approximately US$488 million in 2017, US$568 million in 2018, US$632 million in 2019, US$764 million in 2020 and US$816 million in 2021.

In June 2018, the government announced its intention to replace the Plan Transantiago. In March 2019, the government announced the Metropolitan Mobility Network “RED”, a new public transport system for the Santiago metropolitan area, which is expected to gradually replace the public transport systems of other main cities of Chile. The modification promoted by the Ministry of Transport and Telecommunications includes the incorporation of 200 new electric buses and 490 ecological buses in Santiago, in addition to the inauguration of Metro Line 3. It is also related to the purchase of new trains in the Concepción Biotren and the renewal of buses, many of them electric, that will take place in the main cities of the country.

Communications. The government has recognized the importance of information and communication technologies for Chile’s development and has consequently implemented a number of policies in various areas and formed the Committee of Ministers for Digital Development in 2007. This committee is responsible for the design and implementation of public policies to promote a deeper and more intensive use of information and communication technologies for citizens, businesses and the state.

The information and communications sector represented 2.9% of GDP in 2017, 2.8% of GDP in 2018, 2.8% of GDP in 2019, 2.7% of GDP in 2020 and 2.5% of GDP in 2021. Annual foreign investment in the telecommunications sector was approximately US$(208) million in 2017, US$239 million in 2018, US$795 million in 2019 and US$(1,233) million in 2020, the latest data available.

In line with the global trend, the number of mobile subscribers is currently in excess of seven times the number of installed fixed lines. As of December 31, 2021, the country had 26.6 million mobile subscribers and 2.5 million fixed telephone lines, representing a penetration rate of 134.5% for mobile telephone services and 12.7% for fixed-line services (including pay phones).

In 2013, the government announced guidelines to encourage the digital and technological development in Chile through 2020 (the “Digital Agenda”). The Digital Agenda turns on five strategic pillars of activity: digital connectivity and inclusion; innovation and entrepreneurship; education and training; services; and environment for digital development. Throughout implementation, the Digital Agenda has expanded the coverage of networks and access to digital services, supported the development of a culture of entrepreneurship and innovation, made access to new media part of the educational agenda, facilitated payment systems throughout the country and placed the issues relating to freedom of access to content and applications without arbitrary discrimination and the principle of transparency in technical information in the Congressional agenda.

As of the date of this Annual Report, 100% of the Digital Agenda program had been implemented and the government is currently working to introduce an agenda for digital transformation, which will expand the progress achieved by the Digital Agenda by incorporating measures focusing on accelerating the process of appropriation and use of digital technologies in all areas of social and economic activity, with a focus on anticipating new generations’ demands.

On September 14, 2009, Chile announced that it was adopting the ISDB-T International television broadcasting standard. On May 29, 2014, Law No. 20,750 regarding digital television was enacted. The law seeks to create an adequate framework for the proper functioning of the television industry, introduces the ideal of pluralism and modifies the functions of the National Commission of Television (Consejo Nacional de Televisión). Law No. 20,750 regulates the granting of concessions and limits to one the number of concessions for broadcast TV available to a single economic group within a location. Also, the regulation seeks to promote, finance and grant subsidies to the production costs of transmission and broadcasting of high cultural level contents, as well as national, regional or local interest content with educational information or through which the civil and democratic values are encouraged.

On August 9, 2014, the government implemented flat rates for local and national long distance calls.

The following table provides a summary of information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

	As of December 31,
	2017	2018	2019	2020	2021
Lines per 100 inhabitants	17.2	15.8	14.3	13.1	12.7
Cellular subscribers per 100 inhabitants	123.8	133.0	129.9	128.1	134.5
International long distance minutes (only outgoing, million)	49.9	35.6	25.3	12.9	n.a.
Internet per 100 inhabitants(1)	16.5	17.2	17.8	19.4	21.7

(1)	Refers to the number of fixed lines in service per Chilean resident, based on annual population estimates by the INE, multiplied by a factor of 100.

Source: Ministry of Transportation and Telecommunications, or SUBTEL.

Housing

The housing sector includes sales and rentals of houses and related services provided by realtors and residential real estate developers. The sector’s contribution to GDP has remained relatively stable in recent years, representing 7.8% in 2017, 7.7% in 2018, 7.9% in 2019, 7.6% in 2020 and 7.0% in 2021.

Public Administration

The public administration sector consists of government expenditures on public administrative services, principally personnel. This sector’s contribution to GDP was 4.8% in 2017 and 2018, 4.9% in 2019, 5.0% in 2020, and 4.4% in 2021.

Employment and Labor

Employment

In 2017, 2018, 2019, 2020 and 2021, the unemployment rate stood at 6.5%, 7.1%, 7.1%, 10.3% and 7.2%, respectively. The following table sets forth information on employment and the labor force in Chile:

Employment and Labor(1)
(in thousands of persons or percentages)

	2017	2018	2019	2020	2021
Nationwide:
Labor force	9,380	9,600	9,778	8,946	9,351
Employment	8,769	8,914	9,087	8,026	8,678
Participation rate (%)	63.2	63.2	63.0	56.6	58.5
Unemployment rate (%)	6.5	7.1	7.1	10.3	7.2
Santiago:
Labor force	3,312	3,457	3,582	3,394	3,501
Employment	3,041	3,201	3,266	3,004	3,211
Participation rate (%)	63.2	64.0	64.3	59.0	59.5
Unemployment rate (%)	8.2	7.4	8.8	11.5	8.3

(1)  Constitutes an average across each period indicated.

Source: National Statistics Institute and University of Chile surveys. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

The unemployment rate is subject to strong seasonal fluctuations, especially in the agricultural and commerce sectors, where the labor force increases during most of the spring and summer months.

The manufacturing sector employed 0.8% and 0.6% of Chile’s labor force in 2020 and 2021, respectively, and contributed 8.9% and 8.7% of GDP, respectively; the agriculture, livestock, forestry and fishing sectors contributed 3.6% and 2.9% of GDP in 2020 and 2021, respectively, but accounted for 2.7% and 3.0% of Chile’s labor force in 2020 and 2021, respectively, as a result of the labor-intensive nature of these sectors. The mining sector, which in 2020 and 2021 accounted for 11.8% and 14.6% of GDP, employed only about 10.2% and 10.5% of Chile's labor force in each of those years, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment (1)
(% by sector employed)

	2017	2018	2019	2020	2021
Primary sector	14.6	13.6	13.3	12.9	13.5
Agriculture, livestock and forestry and fishing	2.8	2.7	2.7	2.7	3.0
Mining	11.9	10.9	10.6	10.2	10.5
Manufacturing sector	0.6	0.6	0.5	0.8	0.6
Services sector	84.8	85.9	86.2	86.3	85.9
Electricity, gas and water	9.7	9.6	10.1	9.6	10.5
Construction	20.5	20.8	20.9	21.0	20.6
Trade and catering	9.3	9.2	8.4	8.7	8.9
Transport and communications	7.2	7.6	7.6	6.4	6.4
Financial services	1.0	1.0	0.9	1.2	1.1
Community and social services(2)	37.1	37.5	38.5	39.4	38.4
Total	100.0	100.0	100.0	100.0	100.0

(1)	Constitutes an average across each period indicated.

(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source: National Statistics Institute.

Women accounted for 41.9% of the labor force on average in 2021, compared to 40.8% in 2020. Collective bargaining agreements are negotiated directly between each union and individual employers rather than on an industry-wide basis. In accordance with labor laws, unions may go on strike during the collective bargaining negotiations.

In 2002, Chile implemented an unemployment insurance system based on individual accounts managed by a private fund manager, plus a state-financed solidarity fund. The system is essentially a mandatory saving scheme financed by a combination of contributions from workers (0.6% of total wages), employers (2.4% of total wages, 1.6% to each worker’s individual account and 0.8% to the solidarity fund) and the state (approximately US$15 million per year contributed to the solidarity fund). The unemployment insurance system seeks to guarantee the availability of emergency income for unemployed workers in search of new employment and thus reduces consumption volatility and improves labor market stability. The system is designed to incentivize recipients to seek new employment, by setting a maximum of five monthly withdrawals, which become progressively smaller. As of December 31, 2021, 11 million workers were enrolled in the unemployment insurance system, which manages total assets valued at US$7.5 billion.

In 2016, legislation was enacted to bring Chile’s labor regulations into compliance with international standards. Among other changes:

•	trainee and temporary workers were allowed to participate in collective bargaining negotiations;

•	the distribution of weekly workload over four days instead of five and the ability to work remotely by workers with family responsibilities may be the subject of collective negotiation;

•	companies cannot replace employees during a strike, while unions must provide the necessary personnel to deliver basic company services expressly regulated by law (“servicios mínimos”);

•	employers must report additional information, such as financial statements, non-confidential investment policies and anonymous salaries for certain positions;

•	collective bargaining agreements are only available to members of the labor union that participated in the collective bargaining, and employers are not permitted to extend the same benefits to non-unionized workers without prior approval by the applicable union;

•	unions must submit collective bargaining agreement proposals at least 45 days prior to the expiration of existing terms, and the employer has 10 days to respond; and

•	employers must negotiate with unions that affiliate employees from different companies (Sindicato Interempresa) if such union has certain representation in the company and the affiliated employees render services in the same area or economic activity.

In 2017, legislation was enacted to promote the inclusion of persons with disabilities in the workplace, establishing the obligation of the employers with more than 100 employees to have at least 1% of its employees comprised of persons with disabilities or entitled to a disability pension, and introducing mandatory medical leaves and compulsory medical insurance for parents of children under 18 years of age affected by a serious illness.

On July 12, 2021, Law No. 21,360 was published in the Official Gazette, which increased the amount of the minimum monthly income that employers must pay to their workers. This statute also increased the amounts of the government benefits of family, maternity leave allowances and families’ subsidy. Law No. 21,360 amended Law No. 21,218, which created a government subsidy to provide a guaranteed minimum income for certain dependent employees, by increasing from Ps.384,363 to Ps.421,250 the income to qualify for the subsidy, as well as increasing the maximum amount of the benefit from Ps.59,200 to Ps.66,893.

Wages

Real wages grew at an average rate of 1.3% between 2017 and 2021. The average rate of real wages increased by 2.8% in 2017, 1.2% in 2018, 1.6% in 2019 and 1.0% in 2020, and decreased by 0.3% in 2021. Labor productivity, as derived from real GDP, grew at an average annual rate of 2.5% between 2017 and 2021, and it showed an increase of 5.8% in 2021 compared to 2020.

Real Wages
(% change on previous year)

	2017	2018	2019	2020	2021
Average real wages	2.8	1.2	1.6	1.0	(0.3)
Average change in productivity	(1.0)	1.8	(1.3)	7.2	5.8

Sources: Chilean Central Bank and National Statistics Institute.

Privatization and Infrastructure

Privatization Program

Chile initiated a large-scale privatization program in 1974. The Concertación coalition administrations introduced certain changes starting in 1989, including the public offering of interests in state-owned companies and the granting of concession rights.

The privatization program included three phases:

•	First, between 1974 and 1982, the government privatized most state-owned banks and manufacturing firms, which had been nationalized in the early 1970s. By 1980, the government had privatized approximately 90.0% of the more than 500 then state-owned companies. In addition, as describe above in “History and Background,” in 1981 the government began a comprehensive reform of the social security system. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vested and portable benefits that are entrusted to specialized fund management companies known as AFPs. See “Monetary and Financial System—Institutional Investors—Pension Funds and the Chilean Pension System.” During this first phase, 250 money-losing companies were privatized at no cost to selected purchasers through an agreement in which the purchasers waived their rights to initiate civil actions against the state, while an additional 232 companies were sold at specified prices.

•	Second, between 1984 and 1989, the privatization efforts of the government focused on traditional state-owned companies such as telecommunications, electricity and steel production enterprises. By the end of 1989, the government had also privatized most of the state-owned enterprises held by CORFO (33 companies).

•	Third, beginning in 1990, the government modified the policy toward privatizations, increasing transparency in the process. Since previous administrations had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the Concertación governments decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain a non-controlling interest in the privatized companies. Between 1990 and 2008, there were 30 principal privatizations (of which 15 were accomplished through concessions) in different sectors, including water supply, sewage, power utilities and transportation.

The privatization phase initiated in 1990 resulted in several public companies being transferred to private administration, including ESSAN, ESSCO and EMSSAT. Further privatizations took place in 2011 and 2012, when CORFO completed a public sale of its equity shares in several water and sewage companies (Aguas Andinas, ESVAL, ESSBIO and ESSAL), which provided CORFO with approximately US$1.6 billion in proceeds. The main purpose of these sales was to fund CORFO programs to provide credit guarantees to small- and medium-sized enterprises (PyMES), make capital contributions to state-owned companies and to strengthen CORFO’s capital basis and thus have capacity for financing initiatives which aim to encourage entrepreneurship and innovation in Chile. CORFO formerly held an ownership interest of approximately 35.0% in Aguas Andinas, 29.4% in ESVAL, 43.4% in ESSBIO and 45.5% in ESSAL. After the sale, CORFO maintained approximately 5.0% of its equity in each company as well as its absolute right to oppose (derecho de veto) transfers by such companies of water rights and sanitary concessions.

Public Works — Infrastructure Concessions

The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and amended in 1996 and 2010, aim to increase private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for, and flexibility in the form of concessions to, local and foreign investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

The government grants infrastructure concessions through the Ministry of Public Works. The first concession was granted in 1993. A concession may relate to any public works project. Generally, a concessionaire undertakes to construct or improve a specific facility and then to operate, profit from via tolls, subsidies or a combination thereof, and maintain it for a specified term. The government provides the concessionaire with the design of the facility and monitors its construction and operation. Concessions typically last from 10 to 30 years, although the law allows for periods up to 50 years.

Concessionaires are allowed to charge fees for the use of the chartered public work within the limits imposed by law and the relevant concession agreement. The government may provide on a case-by-case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period and helps to facilitate the financing of concession projects. The government assesses each project to determine how the concessionaire and the government should share risks associated with the project. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee by the government. See “Public Sector Finances—Government Expenditures—Public Contingent Liabilities.”

In 2010, Congress enacted an amendment to the Concessions Act to improve the dispute settlement mechanism through the establishment of a Technical Panel and changes to the regulation of the Arbitral Commission to resolve conflicts arising out of the concession contracts. The amendment also created a Concession Council to advise the Minister of Public Works on policy deliberations arising from concessions. Under certain circumstances, concessionaires have the right to apply for financial compensation following an amendment to the work or service requested by a public authority. Additionally, the Ministry of Public Works and concessionaires can agree on changes to the work or service provided under the concession.

On December 13, 2013, the government announced an international bidding process to construct a bridge to connect Chiloé, Chile’s largest island, with the mainland. A bidder was selected on February 17, 2014 with an estimated cost of US$606 million. Construction commenced in 2016 and is expected to take approximately 81 months. In March 2014, the Ministry of Public Works awarded to a Spanish joint venture the concession for the construction and operation for a 45-year term of the Américo Vespucio I Highway located in Santiago, with an estimated cost of approximately US$1 billion. In April 2015, the Ministry of Public Works awarded to a French-Italian consortium the new concession for a 20-year term and the expansion of the Santiago International Airport, with an estimated cost of approximately US$700 million.

On November 25, 2017, the government created the Dirección General de Concesiones de Obras Públicas (General Directorate of Public Works Concessions) to strengthen the government’s capacity to meet current and future public infrastructure requirements. The General Directorate of Public Works Concessions is in charge of the formulation and supervision of a concessions plan and projects portfolio with a five years projection, which will be submitted for approval to a concessions committee and Congress.

As of December 31, 2021, 96 concession projects had been awarded by the Ministry of Public Works since 1993, 6 of which was awarded in 2021, 79 of such concessions are still ongoing, while 17 have been completed. As of December 31, 2021, an aggregate amount of approximately US$12.6 billion had been invested under such projects.

Of the private investment projects presented for approval since the entry into force of the Environmental Impact Evaluation Regulation (Reglamento Del Sistema De Evaluación De Impacto Ambiental), promulgated on October 30, 2012, 33 projects, all relating to the infrastructure sector, have been approved for a total aggregate amount of US$8.4 million.

Public Investment in Infrastructure

On March 9, 2018, Congress enacted Law No. 21,082, creating the Fondo de Infraestructura S.A. (Infrastructure Fund Corporation), an investment fund 99% owned by the Chilean Treasury and 1% by CORFO (the state-owned holding company). The fund is empowered to award public infrastructure concession agreements through public bidding processes and invest in and channel public resources into infrastructure projects sponsored by non-related third-parties (i.e., private sector). Investment decisions are made by a board of directors composed of five presidential appointees, three of which are independent. A committee comprised of these three independent directors is required to approve investments in non-related third-party sponsored infrastructure projects.

Environment

The Constitution grants all citizens the right to live in a pollution-free environment and requires the government to assure that this right will not be impaired and to provide for the conservation of nature. It further provides that the law may specifically limit other legal rights in order to protect the environment. Thus, Chile has established a framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment.

Chile’s principal environmental concerns include industrial and urban pollution, as well as air, water and soil pollution caused by past industrial and commercial development when environmental regulation was less strict.

The enforcement of environmental regulations has become a significant factor affecting major investment projects, including important energy generation projects, and leading to increased debate in Chilean society. See “Recent Developments—Principal Sectors of the Economy—Services Sector—Energy.”

On September 29, 2015, Chile submitted a new climate action plan to the United Nations Framework Convention on Climate Change including two types of commitments:

•	A carbon intensity target, expressed in greenhouse gas emissions per GDP unit, which includes all the sectors quantified in the National Greenhouse Gas Inventory (1990-2010), except for the land use, land-use change and forestry (LULUCF) sector. Chile is committed to reducing its CO2 emissions per GDP unit by 30% below their 2007 levels of emissions by 2030. Subject to obtaining international financing, Chile is committed to reducing its CO2 emissions per GDP unit by 2030 until it reaches a 35% to 45% reduction with respect to the 2007 levels of emissions.

•	A target expressed in CO2 equivalent tons from the LULUCF sector. Chile has committed to the sustainable development and recovery of 100,000 hectares of forest land (mainly native), which will account for greenhouse gas sequestrations and reductions of an annual equivalent of approximately 600,000 of CO2 as of 2030. Chile also has committed to reforest 100,000 hectares (mostly with native species), which will amount to sequestrations of about 900,000 and 1,200,000 annual equivalent tons of CO2 as of 2030.

Waste Management

During 2016, the Ministry of the Environment issued a series of regulations aimed at reducing the amount of waste through a series of instruments for reuse, recycling and other types of recovery, in furtherance of the OECD recommendations on waste reduction and recycling. Such instruments include, among others, eco-design requirements applicable to the manufacturing of certain products, the creation of a fund to help municipalities fund their recycling activities, and the implementation of extended producer responsibility (“REP”, for its acronym in Spanish), which makes producers and importers of lubricant oils, electric and electronic devices, containers, packaging, batteries and tires responsible for collecting the waste created by such products in order to reuse or attend to their proper disposal. In March 2017, the Ministry of the Environment initiated proceedings aimed at regulating the recollection and recovery of the aforementioned materials.

Conservation

In 2016, a special regime for privately-owned land dedicated to conservation through the voluntary imposition of so called “Conservation Easements” was created (Derecho Real de Conservación, or DRC). These voluntary encumbrances provide for a self-imposed restriction on the ability of the owner or any third parties to use the land for commercial purposes or extractive activities, which may be revocable if provided for in the easement contract. In addition, two important tax benefits were approved in 2017 for private owners that donate land to the government, in particular to national parks for conservation purposes.

General Legal Framework

In 1994, Chile enacted the General Environmental Law (Law No. 19,300) and created the National Environmental Commission (Comisión Nacional del Medio Ambiente, or CONAMA). The General Environmental Law introduced the framework and principles for a more integrated approach towards environmental protection and management, and set out the Environmental Impact Assessment System (Sistema de Evaluación de Impacto Ambiental, or SEIA), as well as emission and quality standards and prevention and decontamination plans. This law also introduced a civil liability system for environmental damage, based on negligence or fault. Strict liability systems contained in specialized environmental laws remained in force.

To conform to OECD standards, Chile submitted to a series of evaluations, including with respect to environmental performance, carried out via peer review, which is a non-confrontational approach oriented towards both collective learning and the generation of public policy recommendations. In 2005, the OECD’s environmental evaluation of Chile highlighted significant progress in air, energy, water, biodiversity and habitat conservation, the integration of environmental considerations into the economic decision-making process, and international cooperation. It also set forth a series of policy recommendations designed to improve environmental management and attain sustainable development. In compliance with these recommendations, Chile implemented a new policy for chemical safety in 2008, and, in 2010, the new environmental institutional framework described below, entered into force. As part of its process of admission to the OECD, Chile signed the OECD’s Declaration on Green Growth.

The General Environmental Law was substantially amended in January 2010, by means of Law No. 20,417. The revisions provided for the establishment of a series of entities that replaced those created under the original General Environmental Law: (i) the Ministry of the Environment (Ministerio del Medio Ambiente), responsible for developing environmental policies and regulations; (ii) the Environmental Assessment Service (Servicio de Evaluación Ambiental, or SEA), which replaced CONAMA and manages the SEIA; and (iii) the Superintendence of Environment (Superintendencia del Medio Ambiente, or SMA), entrusted with conducting environmental compliance audits of projects approved under the SEIA and enforcing emission and quality standards, prevention and decontamination plans and any other environmental instruments established by law.

In 2012, Congress enacted legislation providing for the creation of three Environmental Courts, which are subject to the Supreme Court’s supervision and in charge of hearing and deciding on environmental disputes. The Environmental Courts comprise three-judge panels, including two lawyers and one science and environmental expert. The Environmental Courts have significant autonomy because their decisions are only subject to appeal in exceptional cases, and their final decision can only be overruled by the Supreme Court in limited cases. By 2017, the three Environmental Courts, located in Santiago, Antofagasta and Valdivia, had commenced their functions.

Environmental Impact Assessment System

The SEIA is aimed at ensuring the environmental sustainability of projects and activities performed by the public and private sectors. The SEA is responsible for managing the SEIA and coordinating the project’s assessment with the other Chilean public environmental institutions. Only listed investment projects or activities must submit an Environmental Impact Statement (Declaración de Impacto Ambiental, or DIA) for assessment. If the project’s impacts are significant, an Environmental Impact Study (Estudio de Impacto Ambiental, or EIA) is required.

The SEIA process begins with the submission of a DIA or EIA to the SEA in the Region where the project or activity will be located. The SEIA process involves consultation with various authorities as well as with the project holder and it may involve public consultation (Proceso de Participación Ciudadana, or PAC). The SEA is required to prepare a consolidated report (“ICE” for its acronym in Spanish) containing the project’s description and its expected impact, together with suggested measures that would mitigate or compensate for risks related to the project. Finally, the Regional Environmental Assessment Commission or the Executive Director of the SEA if the project affects more than one Region, must render a resolution approving or rejecting the project or activity (Resolución de Calificación Ambiental, or RCA).

The project’s owner is entitled to file a claim (Recurso de Reclamación) if the RCA rejects the DIA or EIA, or imposes conditions or additional requirements. In addition, individuals and legal entities that participated in the public consultation during the environmental assessment of the project and whose observations were not properly considered in the RCA may also challenge it before the Executive Director of the SEA, in the case of a DIA, or before a Committee of Ministers (Comité de Ministros), in the case of an EIA. The decision of the Executive Director or Committee of Ministers, as applicable, may be challenged before the relevant Environmental Courts. The ruling of the Environmental Court may also be challenged before the Supreme Court.

The Chilean legal system contemplates two additional legal grounds to challenge an RCA, albeit in exceptional circumstances. First, any interested party affected by illegal or arbitrary decisions that may affect constitutional rights (i.e., right to live in a pollution-free environment) may file a constitutional remedy (Recurso de Protección). In addition, each administrative agency, upon request by the interested party or by their own decision (motu proprio), may invalidate unlawful administrative acts (Recurso de Invalidación).

Activity-specific Environmental Regulations and Initiatives

The government has enacted specific regulations for the adequate management of hazardous wastes, the storage of hazardous substances, and the preservation, renovation and restoration of forestry resources. The government also provides subsidies to promote soil protection and forestation with special emphasis on the use of native species.

In June 2011, a regulation was enacted to control the emission of pollutants by thermoelectric generation power plants. In January 2012, an air quality standard for fine particulate matter (known as PM 2.5) was issued to monitor air quality and the emission of pollutants by industries. These regulations complemented existing quality and emission standards for air, water and noise pollution control.

Furthermore, the Ministry of Environment has the authority to declare areas as “latent zones” (zonas latentes) or “saturated zones” (zonas saturadas), if it considers these areas to be at risk of (in the case of latent zones), or in fact affected by (in the case of saturated zones), excessive air and water pollution, and to enact prevention and/or decontamination plans (“Planes de Prevención y/o Descontaminación Atmosférica”, or PPDA) to limit the air emissions by industries in such zones. Highly populated areas, such as the Santiago Metropolitan Region, the Central Valley in Del Libertador Bernardo O´Higgins Region, the Puchuncaví and Quintero Bay area in the Valparaiso Region, and the Temuco and Padre de las Casas areas in La Araucanía Region, among others, have PPDAs in force.

Green Bond Framework and Sustainable Bond Framework

In May 2019, Chile approved its green bond framework (the “Green Bond Framework”), which contemplated that amounts equal to the net proceeds of government bonds issued under the Green Bond Framework may be allocated to finance or refinance eligible green expenditures in one of the following sectors: (i) clean transportation, (ii) energy efficiency, (iii) renewable energy, (iv) living natural resources, land use and marine protected areas, (v) efficient and climate-resilient management of water resources and (vi) green buildings. The Green Bond Framework has been developed to be aligned with best practices for green expenditures and has been favorably evaluated by Vigeo Eiris, an independent rating and research agency based in France, which has so indicated in a report delivered to the government stating that the Green Bond Framework is aligned with the International Capital Market Association’s Green Bond Principles (as adopted in June 2018). The Green Bond Principles have four core components regarding use of proceeds, project evaluation and selection process, management of proceeds, and reporting. Chile’s Green Bond Framework sets out how projects are evaluated and selected and how Chile will manage and periodically report on those projects. The Ministry of Finance expects to publish an allocation report and an impact report on an annual basis on its publicly available website.

In addition, the portfolio of projects associated with bond issuances for 2019 obtained the certification from the Climate Bond Initiative, a UK-based international non-profit organization with a mission to organize capital markets activity towards climate change solutions.

In October 2020, Chile updated its Green Bond Framework to include the issuance of social bonds (as updated, the “Sustainable Bond Framework”) as part of its commitment to implement the United Nations Sustainable Development Goals set by the United Nations General Assembly in 2015 for the year 2030 (the “SDGs”), as well as its National Determined Contributions within the framework of the Paris Agreement on climate change, which were updated in 2020. The Sustainable Bond Framework is aligned with ICMA’s Green Bond Principles (2018), Social Bond Principles (2020) and Sustainability Bond Guidelines (2018).

The Sustainable Bond Framework contemplates that amounts equal to the proceeds of government bonds issued under such framework (the “Sustainable, Green and Social Bonds”) may be allocated to finance or refinance eligible sustainable expenditures, which may include tax expenditures (subsidies and tax exemptions), operational expenditures, investments in real assets, maintenance costs for public infrastructure, intangible assets and capital transfers to public or private entities, in one or more of the following categories: health care, employment, education, sustainable infrastructure, rural development, public transport, renewable energy, water management and agriculture. Under the Sustainable Bond Framework, social budgetary programs that qualify as eligible social expenditures target end-beneficiaries in vulnerable segments of the population, including those in poverty, people with special needs, the vulnerable elderly population and victims of human rights abuses.

Pursuant to the Sustainable Bond Framework, the Republic has established a policy to publish: (i) annual allocation reports providing a description of the eligible sustainable expenditures undertaken and the amount of budgetary resources allocated to each eligible SDG expenditure until the amount of budgetary resources expended on eligible expenditures equals the total amount of proceeds from Sustainable, Green and Social Bonds; (ii) an annual impact report on the expected social and environmental benefits, as applicable, of the selected eligible sustainable expenditures for as long as any Sustainable, Green or Social Bonds are outstanding; and (iii) an annual eligibility report on the alignment of the selected projects with the eligibility criteria established in the Sustainable Bond Framework. This reporting policy is not a contractual obligation of Chile, and Chile may decide to change its reporting policy or not comply with the policy at any time. If Chile does provide such reports, they will be published on a designated page of the Ministry of Finance’s website.

Chile issued several series of Sustainable, Green and Social Bonds during 2021 for an aggregate principal amount equivalent to US$28.3 billion.

Hydrological Resources Adjustment Plan

In response to the severe and confirmed drought affecting Chile’s territory, in December 2019, the Environment Ministry announced its plans to develop a “Plan de Adaptación al Cambio Climático para los Recursos” (Hydrological Resources Adjustment Plan) aimed at creating a framework for the sustainable management of water resources, preventing water scarcity by utilizing new water sources, such as desalination plants, supporting the construction of hydrological infrastructure, enhancing monitoring systems for water usage and Chile’s glaciers and fostering education regarding the use of water. See “Principal Sectors of The Economy—Primary Sector.”

International Cooperation

On an international level, Chile actively participates in the global agenda for sustainable development. Accordingly, the country has signed, among other accords, the following agreements:

•	Convention for the Protection of Flora, Fauna, and Natural Scenic Beauty of the Americas;

•	Convention on the Conservation of Antarctic Marine Living Resources;

•	Stockholm Convention on Persistent Organic Pollution;

•	The Vienna Convention for the Protection of the Ozone Layer;

•	Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal;

•	Rotterdam Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals and Pesticides in International Trade;

•	Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES);

•	UN Framework Convention on Climate Change, the Kyoto Protocol and the Paris Agreement;

•	Montreal Protocol on Substances that Deplete the Ozone Layer (the “Montreal Protocol”) and Kigali Amendment to the Montreal Protocol;

•	Convention on Wetlands of International Importance, especially as Waterfowl Habitat (RAMSAR);

•	Minamata Convention on Mercury;

•	Convention on Biological Diversity; and

•	International Convention for the Prevention of Pollution from Ships.

Poverty, Income Distribution and Social Reforms

The government has a special commitment to protect and improve disadvantaged social sectors such as the country’s poor and indigenous populations. Responsibility for these initiatives currently lies with the Ministry of Social Development (Ministerio de Desarrollo Social). Since 2009, the ministry has prepared a bi-annual national survey (the “Social and Economic Survey”), which is a comprehensive report on changes in poverty, income distribution and the implementation of the government’s social development plans.

The Social and Economic Survey conducted in 2011 showed that the percentage of the population living on an income below the poverty line fell from 38.6% in 1990 to 10.9% in 2011. This reduction can be attributed to strong GDP growth, rising wages, a rapidly increasing employment rate and a significant increase in government transfers and expenditures focused on low-income groups. The reduction in extreme poverty can be attributed to the government’s emphasis on social assistance programs, which allocate funds to poor communities based on their needs and contributed to a decrease in extreme poverty from 13.0% in 1990 to 2.8% in 2011.

Measures implemented by the government to decrease poverty include encouraging education, improving social spending efficiency and other financial support mechanisms intended to augment the monthly incomes of families. See “The Economy—Employment and Labor—Employment.”

In the 2013 Social and Economic Survey, the Ministry of Social Development modified its methodology to provide for a higher quality of life as the baseline for measurements. The revised methodology also considers multidimensional factors, such as access to education, healthcare, labor, social security and housing. Based on this revised methodology, the percentage of the population living on an income below the poverty line stood at 14.4% in 2013 without regard to the new multidimensional factors, and 20.4% when taking those factors into account.

Using the revised methodology and according to the latest information published by the Social and Economic Survey, extreme poverty increased to 4.3% in 2020 from 2.3% in 2017 and total poverty increased to 10.8% in 2020 from 8.6% in 2017.

The following table presents information regarding the evolution of poverty for the periods indicated:

Poverty 1990-2020
(% of Population)

	Previous Methodology		Revised Methodology
Year	Extreme Poverty	Total Poverty(1)	Extreme Poverty	Total Poverty(1)
1990	13.0	38.6	—	—
1992	9.0	32.9	—	—
1994	7.6	27.6	—	—
1996	5.7	23.2	—	—
1998	5.6	21.7	—	—
2000	5.6	20.2	—	—
2003	4.7	18.7	—	—
2006	3.2	13.7	12.6	29.1
2009	3.6	11.4	9.9	25.3
2011	3.1	10.9	8.1	22.2
2013	2.5	7.8	4.5	14.4
2015	n.a.	n.a.	3.5	11.7
2017	n.a.	n.a.	2.3	8.6
2020	n.a.	n.a.	4.3	10.8

(1)  Total poverty includes extreme poverty.

n.a.= Not available

Source: Ministry of Social Development—Social and Economic Survey.

The revised methodology sets different poverty lines depending on the number of people in a household. As of the date of the survey conducted in 2020, the official monthly basket values for defining poverty and extreme poverty using the revised methodology were as presented in the table:

Poverty line in urban areas
(U.S. dollars)(1)

Number of people per house	Revised Methodology
1	227
2	369
3	490
4	599
5	701
6	796
7	887
8	974
9	1,057
10	1,138

(1)  Exchange rate as of November 30, 2020.

Source: Ministry of Social Development—Social and Economic Survey.

Extreme poverty line in urban areas
(U.S. dollars)(1)

Number of people per house	Revised Methodology
1	151
2	246
3	327
4	400
5	467
6	531
7	591
8	649
9	705
10	759

(1)  Exchange rate as of November 30, 2020.

Source: Ministry of Social Development—Social and Economic Survey.

The following table presents information regarding social public spending by the government from 2016 to 2020:

Social Public Spending
(in billions of constant Pesos)

	2016	2017	2018	2019	2020
Health	7,752	8,483	9,395	10,138	12,091
Housing	540	598	624	657	707
Social security	10,507	10,823	10,978	11,995	16,286
Education	8,607	9,168	9,944	10,636	10,864
Other social programs	489	515	533	572	577
Total	27,894	29,586	26,782	27,894	29,586

Source: Chilean Budget Office.

Chile is highly concentrated in terms of income distribution and geographical location of wealth. The poorest 20.0% of the population increased its share of national income from 3.9% in 2003 to 4.2% in 2017, and decreased to 2.6% in 2020. The share of national income of the wealthiest 20.0% of the population decreased from 56.4% in 2003 to 50.8% in 2017, and increased to 57.3% in 2020. The following table presents information on income distribution in 2020 by population decile in Chile, which is the latest available official data:

Income Distribution in 2020
(% of total income)

	Population Decile
	I	II	III	IV	V	VI	VII	VIII	IX	X
Individual Income	0.1	1.5	3.3	4.3	6.2	6.8	8.7	11.7	18.1	39.2

Source: Ministry of Social Development. Social and Economic Survey 2020. The table does not include education and health subsidies.

In 2019, the wealthiest 10.0% of municipalities collected 63.2% of all municipal income (mainly through real estate taxes), while the poorest 10.0% collected only 0.3%. The government created the Municipal Fund in 1979 as part of its efforts to redistribute resources across municipalities. This fund pools a percentage of revenues from fees collected by Chile’s 345 municipal governments on annual vehicle taxes and commercial licenses, as well as a portion of the amounts allocated to municipal governments by the central government from the collection of real estate taxes. The Municipal Fund then distributes these revenues to lower income municipalities. The Undersecretary of Regional Development (Subsecretaría de Desarrollo Regional) is required to publish on the Internet information about collections and the use of funds, outstanding debts and renegotiations. See “Public Sector Finances—General—Public Sector Accounts and Fiscal Statistics.”

Health Care System Reform

The Chilean health care system is comprised of a public sector administered by the government and a private sector, administered by licensed private insurers (Instituciones de Salud Previsional, or “Isapres”). The health system confronts important challenges, of which some are general and others are specific to each subsystem (i.e., public and private sectors). The overarching challenge is to restructure the health system to enable it to face the changing epidemiological and demographic reality of Chile’s population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. Additional difficulties result from the fact that health indicators vary significantly among the country’s different socioeconomic groups. Specific problems of the public subsystem include dissatisfaction resulting from delays, lack of service quality, reduced or non-existent access to expensive modern therapies and inefficiency. In the private subsystem, concerns center on price discrimination based on income, age, gender and preexisting diseases, the low levels of coverage for chronic and serious diseases and the difficulty inherent in comparing complex health plans.

Currently, Chile has a comprehensive rights-based health care system, known as Plan GES, which aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The system was introduced in 2002, through the implementation of a pilot plan that included three ailments. During the two subsequent years, the system incorporated 14 new pathologies. This pilot plan covered 25.0% of the most burdensome diseases detected in Chile’s population. In September 2004, a law was passed officially establishing Plan AUGE, guided by the principles of access, quality, financial protection and opportunity. The full plan commenced on July 1, 2005 and covered 56 ailments by 2007. As of December 31, 2021, Plan GES covered 82 ailments. The increase in the average cost per beneficiary for the standardized benefit package defined by the reform is now capped at the rate of growth of real wages in Chile.

The government health care reform also included the Health Authority and Management Act in 2004, which created a health authority with greater responsibilities and two new undersecretaries in the Ministry of Health: the Undersecretary of Health Care Networks and the Undersecretary of Public Health. In August 2011, Congress approved a bill that reduced or eliminated contributions by retirees to the public system. This measure became effective in November 2011.

Since 2007, the expansion of Plan GES coverage and improvements in health infrastructure have implied an increase in health expenditure. The 2022 annual public budget law allocates Ps.11,393.2 million to health expenditures (excluding infrastructure investments), compared to Ps.10,366.9 million for 2021, which represents an increase in real terms of 9.9% compared to 2021.

Educational Reforms

In recent decades, multiple educational reforms were enacted to create the infrastructure and organizational conditions necessary to lengthen the school day at all subsidized educational establishments, to improve teacher training at university and secondary levels and to establish a new curriculum framework for basic education and secondary education.

Under the current program, primary school students (from age 6 through age 13) attend 1,520 hours per year and secondary school students (from age 14 through age 18) attend 1,620 hours per year. Children must attend school for thirteen years.

As a result of student demonstrations in 2006, a presidential advisory committee on educational matters was formed, which in 2007 drafted a bill reforming the education system. The work of this advisory committee resulted in an agreement between the government and all political parties to reform the Constitutional Law of Education and to improve the quality of education. In 2009, Law No. 20,370, the General Law on Education (Ley General de Educación, or LGE) was enacted to regulate primary and secondary education. Under the LGE, the state guarantees access and financing for preschool education. Additionally, in 2008, the government created the Bicentennial System, a program aimed at financing education of Chilean students at the world’s most prestigious universities and institutions.

In 2008, Law No. 20,248, established the Preferential School Subsidy (Subvención Escolar Preferencial, or SEP), a monthly financial subsidy introduced to aid elementary schools that enroll students with limited capabilities. During 2010 the subsidy program was expanded to include high school education, and new funds were channeled through the Educational Institutions State Subsidy (Subvención Estatal a Establecimientos Educacionales) (approved by Law No. 20,637), a subsidy which funds education for children whose parents cannot afford to send them to school.

During the years 2011 through 2013, sparked by protests by students and certain unionized teachers, the government passed additional legislation to further educational reform, including:

•	Law No. 20,501 on Quality and Equity of Education, which provided for the selection of school directors through the High Public Sector Managers selection process (Alta Dirección Pública, or ADP) and ending the employment stability afforded to underperforming teachers, among other initiatives; and

•	Law No. 20,529 on the Assurance of Quality in Education, which created the Superintendency of Education (Superintendencia de Educación Escolar) and the Agency for the Quality of Education (Agencia de la Calidad de la Educación), aimed at strengthening oversight education quality in Chile. The Agency is charged with setting forth new standards of quality and allowing the Superintendency to close underperforming educational institutions. The Superintendency is vested with the power to examine the accounts of institutions receiving public funding and their expenses.

In addition, in September 2012 the government established an Education Fund. The purpose of the Education Fund is to provide further funds to advance the goals listed in Chile’s annual budget law regarding education and, especially to finance preschool education, the Preferential School Subsidy, and the creation of grants for higher education. The government made an initial contribution to the Education Fund of US$4.0 billion. As of December 31, 2021, the Education Fund held assets valued at US$202 million

Since 2014, Congress has passed several education reforms, which include the following measures:

•	Discontinuing of Public Funding of For-Profit Schools: Law No. 20,845 established a ban on profits by schools receiving public money, aiming to guarantee that resources are exclusively used for education. The law also contemplates a stronger regulatory role for the government.

•	Discontinuation of Co-Payments For Private Subsidized Schools: In Chile, parents have three main options in terms of financing when deciding schools for their children: public free schools, private paid schools, or private subsidized schools, for which parents have to co-pay some level of tuition fees. Law No. 20,845 seeks to discontinue the co-payment system and thereby eliminate selection based on the financing capacity of families where public funding is involved.

•	Discontinuation of Discriminatory Admissions Process in Public and Semi-Public Schools: This measure forbids any kind of arbitrary selection process that discriminates against students on socioeconomic, academic or cultural basis. Law No. 20,845 aims to reduce segregation and to guarantee the right of parents to choose any school for their children.

•	Regulation of Preschool Education: Law No. 20,835 created the Undersecretary of Preschool Education, who is tasked with defining educational policies, as well as the Superintendency of Preschool Education to regulate and oversee the attainment of the policy objectives at the preschool level.

•	Provisional Administration of At-Risk Schools: Offices of provisional administrator and closure administrator for higher education where established. These government officials are charged with taking over higher education institutions that face challenges to their sustainability, to ensure the continuity of studies by its students. The law containing this measure entered into force in December 2014.

•	Teacher’s Professional Development: Law No. 20,903 created the Teachers Professional Development System (Sistema de Desarrollo Profesional Docente), establishing a remuneration scale for teachers that takes into consideration their professional development and introducing certain qualification requirements and a student evaluation system.

•	Improvement of education quality: A new National Public Education System (Sistema Nacional de Educación Pública) became effective in 2018, aimed at strengthening the quality of education imparted to children, adolescents and adults that attend public educational institutions.

•	Higher Education Financing: Law No. 21,091 established a system to finance qualified universities providing higher education free of charge to the students that meet certain criteria.

•	Strengthening of public universities: Law No. 21,094 strengthened public universities with the creation of a Superior Council (Consejo Superior), a University Council (Consejo Universitario) and a regulatory body (Contraloría Universitaria).

•	Sign Language Education: Law No. 21,303 which requires the teaching of sign language in public educational establishments, as well as private educational establishments that receive government subsidies.

Other educational programs and initiatives are being considered proactively by the government, such as the creation of more than 500 preschools throughout the country, the creation of a new admission system, the establishment of a nationwide network of technical education institutes, the creation of a new scheme to finance and administer schools currently in the hands of municipalities and the development of a national policy framework to strengthen the career paths of school teachers.

Legislation was enacted in 2017 establishing an institutional framework for public education comprising kindergartens, primary schools and secondary schools (Sistema de Educación Pública), an effective right to education and the adoption of measures to improve the quality of education. The goal is to ensure the delivery of quality education available to the population at large. The goal is expected to be achieved through the government’s support and supply of technical supervision to educational facilities. Such support and supply shall include the creation of decentralized entities through which representatives from the local educational communities (e.g., students, parents, teachers, staff, representatives of educational institutions, etc.) will be given the opportunity to participate in the discussion of educational matters.

Modernization of the State

Overview

Public sector modernization is one of Chile’s top policy priorities. Recent governments have undertaken to modernize the state by building a more efficient and transparent public administration, and by improving coordination between public institutions at different levels of government. This program involved multiple reforms, such as:

•	the creation of new public institutions in the areas of culture, infrastructure, social development, economic development, anti-trust regulation, environmental protection and public enterprise administration;

•	the decentralization of public sector institutions;

•	promoting competition among public institutions and improved performance in part through greater flexibility in budget allocations to those institutions;

•	the increased use of information technology;

•	increased citizen participation and broad protection of citizens’ rights; and

•	the establishment of simpler mechanisms for disseminating information, greater accountability of public authorities and internal auditing.

Innovation Fund for Competitiveness

In 2006, the government established the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad). The fund’s endowment must be invested in sciences, applied technology and education. Beginning in 2008, 25% of the annual resources provided to the Innovation Fund for Competitiveness were distributed to Regions to support local initiatives. The government applied US$213 million to the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad) in 2016, US$227 million in 2017, US$236.6 million in 2018, US$203 million in 2019, US$53 million for 2020 and US$47 million for 2021.

Transparency

To control the selection process of senior public servants, a new specialized entity was created, the National Civil Service Authority (Dirección Nacional del Servicio Civil), which became fully operational in 2004. As of December 31, 2017, 1,507 public positions were filled through this system. With the implementation of these rules, the president’s power to appoint public officials decreased from 3,110 to 600 posts (with the remaining 2,510 being appointed by the National Civil Service Authority). In addition, the role of performance-related compensation in the public sector was increased to improve productivity.

Chile has regulations relating to the financing of political campaigns for public office that are designed to limit the risk of improper financial influence in the conduct of voting campaigns. Regulations have also been adopted to ensure a competitive, standardized and transparent government procurement process that operates electronically.

In 2005, the principles of probity and transparency of acts of the government were formally incorporated into the Constitution. These changes were intended to guarantee that public officials’ decisions are taken free from corruption or undue influence and that actions and decisions taken by public officials are generally open to public scrutiny.

Commencing in 2006, the government focused on enhancing access to public information. In August 2008, an Access to Public Information Law was introduced, establishing a new legal framework that obliges all state administrative agencies to provide citizens with the information they request and to generally make information more available. A four-member Transparency Council (Consejo para la Transparencia) was created to oversee the enforcement of the law, which has resulted in government agencies making public previously privileged information.

In January 2007, Chile acceded to the United Nations Convention against Corruption, with the purpose of participating in the first global legislative instrument against corruption.

During the OECD admission process in 2009, Congress passed legislation reforming the corporate governance rules applicable to Codelco and private enterprises. In addition, the government introduced legislation to impose criminal liability on legal persons for money laundering, the financing of terrorism and bribery (Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offenses of Bribery, passed on December 2009) and to enhance access to banking information.

Antitrust Legislation

Under Chile’s Competition Law, fines may be imposed for anti-competitive conducts, criminal sanctions may be applied to cartel conduct or abuse of dominant position and the ability of directors and relevant executives to hold positions at competing firms is subject to limitations. Furthermore, concentrations whether by virtue of a merger, acquisitions of rights or assets, joint venture, association or otherwise that meet certain thresholds (in terms of annual sales) are subject to prior notification to, and approval by, the National Prosecutor Office for Economic Crimes (“Fiscalía Nacional Económica” or “FNE”). The FNE is the agency in charge of investigations and bringing action for antirust infringements as well as reviewing concentration transactions, such as mergers, acquisitions of rights or assets, joint ventures, associations or otherwise that meet certain thresholds (in terms of annual sales).

30-day Payment Law

In January 2019, Congress enacted Law No. 21,131 (the “30-day Payment Law”), which establishes the obligation to pay invoices within a maximum term of 30 days from the date the invoice is received. Further, it authorizes the accrual of interest for every day in which payment is delayed and the payment of a commission on overdue invoices. The 30-day Payment Law sets the same payment terms for the public and private sectors. It also requires electronic dispatch notes to establish when the merchandise was delivered, which is used for purposes of calculating the 30-day term.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s external accounts reflect the country’s high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile’s balance of payments registered surpluses or deficits depending on trade dynamics and capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital investments. The balance of payments recorded a deficit of US$2.8 billion in 2017, a surplus of US$1.4 billion in 2018, a deficit of US$1.5 billion in 2019 and a deficit of US$2.9 billion in 2020. In 2021, the balance of payments recorded a deficit of US$12.2 billion.

Current Account

The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

The government believes that there have been and remain many economically viable investment projects and opportunities in Chile requiring the use of foreign savings. The government also believes that given the stage of Chile’s economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account trade deficits. Chile registered current account deficits of 2.2%, 4.2%, 4.0%, 1.5% and 7.2% of GDP in 2017, 2018, 2019, 2020 and 2021 respectively.

In 2017, the merchandise trade surplus recovered, reaching US$7.4 billion. The variations in the merchandise trade surplus in 2016 and 2017 were driven primarily by fluctuations in international copper prices. In 2018, the merchandise trade surplus declined to US$4.2 billion, mainly due to an increase in imports. In 2019, the merchandise trade surplus decreased to US$3.0 billion from US$4.2 billion for the same period in 2018, driven primarily by a decrease in merchandise exports, which in turn was mainly due to lower copper prices (US$68.8 billion for 2019 compared to US$74.7 billion for 2018). A decrease in merchandise imports to US$69.9 billion for 2019, compared to US$74.7 billion for 2018, was partially offset by the impact of the decrease in exports (measured in U.S. dollars). In 2020, the merchandise trade surplus increased to US$18.4 billion from US$3.0 billion in 2019, driven by a decrease in merchandise imports (US$59.2 billion for 2020 compared to US$69.9 billion in 2019). In 2020, the trade surplus increased, mainly due to a merchandise exports of US$73.5 billion, which represents an increase compared to US$68.8 billion in 2019. In 2021, the merchandise trade surplus decreased to US$10.5 billion from US$18.4 billion in 2020, driven by an increase in merchandise imports (US$84.1 billion for 2021 compared to US$55.1 billion in 2020). In 2021, the trade surplus decreased, mainly due to a merchandise exports of US$94.7 billion, which represents an increase compared to US$74.1 billion in 2020.

Capital Account and Financial Account

The capital account balance records net capital transfers (inflows and outflows) payable between residents and non-residents and net acquisitions and dispositions of non-financial assets between residents and non-residents. The financial account records the net acquisitions and disposals of financial assets and liabilities involving residents and non-residents.

During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration with the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The capital account opening was fully completed in April 2001, when the Chilean Central Bank removed the remaining restrictions on foreign exchange operations, including among others, the mandatory and unremunerated reserve requirement of a portion of capital inflows (known as encaje) and the authorization requirement that was in place for a number of foreign investment inflows; though it kept the power to reinstate these measures or adopt new ones. In addition, the government has developed a number of actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments abroad by regulated Chilean institutional investors. As a result, the total volume of capital inflows and outflows has been increasing.

The Chilean Central Bank may request that a certain number of foreign exchange operations be made through the formal exchange market (Mercado Cambiario Formal), which is composed of banks and other entities authorized by the Chilean Central Bank, such as securities brokers, exchange bureaus and legal persons created with the exclusive purpose of participating in the market.

Additionally, the free trade agreement between Chile and the U.S. provides that Chile shall not be liable for damages arising from the imposition of restrictive measures with regard to payments and transfers made within a year from the date on which the restrictions were imposed, provided that such restrictive measures do not substantially impede exchange transfers.

In furtherance of the capital account liberalization, the government took steps to integrate foreign and domestic financial markets and encourage foreign investors to invest in the local debt market. In 2003, Chile launched a program for the periodic domestic issuance of treasury bonds to promote the development of long-term pricing benchmarks and increase the depth of the fixed income market. See “Public Sector Debt—Central Government Domestic Bonds.”

The capital account registered a surplus of US$88 million in 2017, US$43 million in 2018, US$672 million in 2019, US$1 million in 2020 and US$2 million in 2021, the surplus is due to an increase in direct investment to Chile.

The financial account (excluding change in reserves) has shown volatility, registering US$(1.9) billion, US$(12.7) billion, US$(8.4) billion, US$(3.1) billion and US$(34.6) billion in 2017, 2018, 2019, 2020 and 2021, respectively. This represented an amount equivalent to 2.6% of GDP, 5.9% of GDP, 4.7%, 3.0% and 9.3% of GDP in 2017, 2018, 2019, 2020 and 2021, respectively. Fluctuations in the financial account are primarily driven by shifts in portfolio investments, which given Chile’s high degree of integration with the international capital markets, are largely responsive to changes in domestic and international capital market conditions.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	2017	2018	2019	2020	2021
Current account
Current account, net	(7,616)	(13,265)	(14,505)	(4,283)	(20,307)
Goods and Services, net	1,880	(2,933)	(5,069)	11,616	(1,451)
Merchandise Trade Balance	7,490	4,409	3,016	18,976	10,528
Exports	68,904	74,838	68,792	74,086	94,677
Imports	61,414	70,430	65,776	55,110	84,148
Services	(5,611)	(7,341)	(8,085)	(7,360)	(11,979)
Credits	9,194	9,226	8,462	5,648	5,958
Debits	14,804	16,567	16,547	13,008	17,937
Income, net	(10,756)	(12,162)	(10,411)	(15,927)	(18,423)
Income from investment	(10,330)	(11,608)	(9,758)	(15,224)	(17,731)
Income from direct investment(1)	(10,064)	(11,818)	(10,311)	(15,316)	(16,626)
Abroad	4,326	5,106	5,759	295	5,539
From abroad	14,390	16,924	16,070	15,611	22,165
Income from portfolio investment	(274)	442	704	(47)	(1,152)
Dividends	1,425	2,184	2,432	2,197	1,668
Interest	(1,699)	(1,742)	(1,728)	(2,244)	(2,820)
Income from other investment	(258)	(231)	(151)	138	47
Credits	747	780	944	750	451
Debits	740	1,011	1,095	612	404
Current transfers, net	1,260	1,829	974	28	(433)
Credits	2,029	3,200	2,591	2,464	3,088
Debits	(769)	(1,371)	(1,616)	(2,435)	(3,521)
Capital and financial accounts
Capital and financial accounts, net	(4,633)	(11,308)	(8,527)	(5,990)	(22,410)
Capital account, net	88	43	672	1	2
Financial account, net	(4,721)	(11,351)	(9,199)	(5,991)	(22,412)
Direct investment, net	(2,604)	(6,450)	(3,247)	(2,500)	(797)
Direct investment abroad	3,524	1,309	10,345	6,705	14,454
Shares and other capital	1,641	4,317	7,532	5,483	9,062
Earnings reinvested	3,208	2,373	4,333	(1,282)	3,843
Debt instruments(2)	(1,325)	(5,381)	(1,519)	2,504	1,550
Direct investment to Chile	6,128	7,760	13,579	9,205	15,252
Shares and other capital	2,075	2,476	6,361	5,304	12,640
Earnings reinvested	4,568	5,900	5,372	3,637	1,537
Debt instruments(2)	(515)	(616)	1,846	265	1,074
Portfolio investment, net	5,015	(2,536)	(10,608)	(13,153)	(30,601)
Assets	14,903	2,397	833	(5,937)	1,565
Liabilities	9,889	4,933	11,441	7,216	32,166
Financial Derivatives, net	(2,604)	(6,450)	(3,247)	(2,500)	(797)
Other Investment, net(3)	5,015	(2,536)	(9,517)	(13,153)	(30,601)
Assets	(532)	(712)	3,108	7,762	8,057
Commercial credits	834	470	(19)	2,045	4,677
Loans	(171)	(210)	(557)	-151	129
Currency and deposits	(1,151)	(955)	2,666	6,002	3,250
Other assets	(44)	(17)	1,018	(133)	1
Liabilities	3,914	3,931	1,449	(2,259)	11,266
Commercial credits	631	624	(1,269)	(17)	3,539
Loans(3)	2,601	2,624	2,343	(1,765)	5,256
Currency and deposits	682	682	375	(475)	93
Other liabilities	—	—	—	—	—
Assets in reserve, net	(2,750)	1,397	(152)	(2,895)	12,211
Errors and omissions, net	1,636	247	583	(1,709)	(2,107)
Financial account (excluding change in reserves)	(1,884)	(12,705)	(8,375)	(3,095)	(34,622)
Total balance of payments	(2,750)	1,397	(152)	(2,895)	(12,211)

(1)	Includes interest.

(2)	Includes trade credits, loans, currency and deposits.

(3)	Short term net flows.

Source: Chilean Central Bank.

Foreign Trade

Chile has generally followed an outward-oriented economic development strategy. Chile’s main trade policy objective is to improve and ensure access to all markets for its goods and services, as well as to encourage domestic and foreign investment. With a view to liberalizing the economy, all available channels have been used to give Chile’s trade policy an outward orientation, including unilaterally opening its markets and entering into bilateral and multilateral trade agreements.

Chile’s open trade policy covers goods, services and investments. Pursuant to its open trade policy, Chile’s applied MFN tariff was unilaterally phased down from 35.0% to 6.0% between 1985 and 2003. Since 2003, this uniform overall tariff has been maintained unchanged as a 6.0% ad valorem duty on imports for most products, which makes up over 98.0% of tariff lines. This low and uniform tariff is a distinctive feature of Chile’s trade policy.

Chile has effectively lowered its applied tariff rate to 0.7% (the 2021 average), as compared to 2.8% in 2003 through the implementation of free trade and other agreements.

Chile currently is a party to 31 bilateral agreements with 65 trading partners that accounted for 93% of its overall trade in 2021 (imports and exports, both MFN and preferential). The trading partners with which Chile has signed agreements are the P-4 (New Zealand, Singapore and Brunei), the European Union, Canada, the Republic of Korea, China, Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua), the United States, Hong Kong, SAR China, Mexico, EFTA (Switzerland, Norway, Iceland and Liechtenstein), Panama, Colombia, Peru, Ecuador, Venezuela, Mercosur (Argentina, Paraguay and Uruguay), Bolivia, Malaysia, Japan, India, Australia, Turkey, Cuba, Vietnam Thailand, Indonesia, Uruguay, Argentina, United Kingdom and Brazil. Chile is a founding member of the Pacific Alliance (with Colombia, Mexico and Peru) and signed the CPTPP (Australia, Brunei, Canada, Japan, New Zealand, Malaysia, Mexico, Peru, Singapore and Vietnam).

Chile is a founding member of the World Trade Organization.

Since 1994, Chile has been a member of, and an active participant in, the Asia-Pacific Economic Cooperation (APEC) forum. In recent years, the Asia-Pacific region has become a priority for Chilean trade policy. Initiatives have been launched within the APEC framework to facilitate trade, including free trade agreements providing more economic integration and trade facilitation. Chile hosted the APEC forum in 2019.

On January 5, 2016, the Senate approved an additional protocol to the Pacific Alliance, which was expected to decrease to 0% tariffs applicable to 92% of the goods traded among the members of the Alliance. The protocol was implemented by Chile on May 1, 2016 and has proven to be an efficient tool for the open trade within the pacific alliance zone. As of the date of this Annual Report, Chile and the other members of the Pacific Alliance are engaged in negotiations with other countries such as Singapore, New Zealand, Canada and Australia, for them to become associated members of the Pacific Alliance.

In 2016, Chile and the EFTA (Switzerland, Norway, Iceland and Liechtenstein) began negotiations to enhance their existing free trade agreement, which was signed on June 26, 2003 and has been in effect since December 1, 2004. As of the date of this Annual Report, negotiations are still ongoing.

In 2016, during the APEC Leaders’ Summit, a joint declaration was signed between Chile and South Korea, which expressed the willingness of both parties to begin negotiations for the deepening of their Free Trade Agreement in force since April 2004. Three negotiation rounds have been held: (i) the first in November 2018; (ii) the second in July 2019; and (iii) the third in October 2019. During these negotiations, the working groups reached an agreement with respect to Market Access, Trade Facilitation, Anti-Corruption, Intellectual Property, Labor, Environment, and Cooperation.

On June 5, 2017, Canada and Chile signed amendments to their free trade agreement entered into in July 1997, including amendments relating to sanitary and phytosanitary measures, technical barriers to trade, and trade and gender, among other issues. Further, the amendment introduced technical modifications to the existing chapter on government procurement and added new elements to the chapter on investment. This agreement entered into force on February 5, 2019.

In October 2017, the Pacific Alliance and Canada, Australia, New Zealand and Singapore began negotiations toward deepening their trade partnerships. There have been nine rounds of negotiations to date. The last one was held in Lima in November 2019.

On November 2, 2017, Argentina and Chile entered into a new bilateral trade agreement to expand and deepen their economic and trade relations, particularly with regards to trade of services. On January 9, 2019, the agreement was approved by Congress, entering into force as of May 1, 2019.

On November 11, 2017, Chile and China signed a new free trade agreement with the objective of broadening and deepening their existing agreement. The agreement includes new disciplines, such as e-commerce, services facilitation and competition policy. On October 22, 2018, the agreement was approved by Congress, entering into force as of March 1, 2019.

On November 16, 2017, Chile and the European Union began negotiations to bring the existing Association Agreement executed in 2002 in line with current standards, reinforcing cooperation in the fields of trade, security and politics, among others. The last round of negotiations was held both virtually by videoconference and in person in May 2022.

On December 14, 2017, Chile and Indonesia signed a Comprehensive Economic Partnership Agreement, providing for tariff preferences for each country’s exports. With this agreement, Chile became the first South American country to sign a trade agreement with Indonesia. The agreement entered into force on August 10, 2019.

On March 8, 2018, Chile signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). The CPTPP aims to contribute to economic growth and create new opportunities for companies, workers and consumers. The CPTPP provides for greater market access for Chilean exports as well as other advantages in areas such as services and investment, environmental and labor issues, e-commerce and public procurement. The parties to this agreement are Australia, Brunei, Canada, Chile, Malaysia, Mexico, Japan, New Zealand, Peru, Singapore and Vietnam. The CPTPP is in force among seven contracting parties (Australia, Canada, Japan, Mexico, New Zealand, Singapore and Vietnam) since January 2019. The agreement is pending ratification and is under consideration by Congress.

In June 2018, Chile and Brazil launched negotiations to sign a free trade agreement to reinforce the existing Economic Complementation Agreement (ACE 35), effective as of October 1, 1996. The agreement was signed in December 2018. The agreement is pending ratification and is under consideration by Congress.

On November 10, 2019, Chile and India launched negotiations to expand and deepen their Preferential Trade Agreement, which has been in effect since 2007. This agreement is intended to (i) strengthen trade integration and economic cooperation and (ii) increase the competitiveness of both countries in the world market through an enhanced partnership. Negotiations are expected to focus on (A) substantially increasing the number of tariff lines covered by the preferential treatment, and (B) enhancing the preferential treatment for tariff lines already included in the agreement. During these negotiations, Chile and India will also discuss further improvements in related areas, such as Rules of Origin and Product Specific Rules, among other matters. The first round of negotiations was held in December 2019. Several meetings and rounds of negotiations have been held during 2020 and, as of the date of this Annual Report, negotiations are still ongoing.

In light of the departure of the United Kingdom from the European Union, Chile and the United Kingdom have agreed on a legal instrument that makes a transition from the Association Agreement between Chile and the European Union to a bilateral agreement between Chile and the United Kingdom. The new agreement, which was signed by both parties on January 30, 2019, replicates the provisions of the original agreement with the European Union, with certain necessary changes to reflect the new bilateral construct. This instrument was approved by the Chilean Congress on September 3, 2019.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

In 2021, Chile’s imports originated mainly from China (29% of total imports), the United States (18% of total imports), Brazil (9% of total imports), Argentina (5% of total imports), Germany (3% of total imports) and Mexico (3% of total imports).  In 2021, merchandise imports totaled US$92.2 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 50% of total imports in 2021 as well as in 2020. Chile’s geographical distribution of its imports during 2021 experienced some changes, for example, imports from Asia increased from 37% in 2020 to 39% in 2021. Fluctuations in imports are mainly explained by variations in internal demands. The share of total imports, represented by consumer goods imports decreased from 2017 to 2020, representing 32.2% in 2017, 30.6% in 2018, 29.0% in 2019, 27.6% in 2020 and 30.1% in 2021. Imports of capital goods have remained relatively stable as a percentage of total imports since 2017, representing 20.8% in 2017, 20.6% in 2018, 21.8% in 2019, 23.0% in 2020 and 20.1% in 2021. Imports totaled US$65.2 billion in 2017, US$74.6 billion in 2018, US$69.9 billion in 2019, US$59.2 in 2020 and US$92.2 in 2021.

Merchandise exports (which exclude merchandise in tax free zones) amounted to US$68.9 billion in 2017, US$74.8 billion in 2018, US$68.8 billion in 2019, US$74.1 billion in 2020 and US$94.7 in 2021. Copper exports as a percentage of total exports increased from 49.3% to 56.3% between 2017 and 2021, partially due to an increase in the price of copper. Since the mid-1980s, Chile has increased exports of nontraditional goods, principally seafood, agricultural products and wine.

The following tables set forth information regarding exports and imports for the periods indicated:

Exports of Goods (FOB)
(in millions of US$ and % of total exports)

	2017		2018		2019		2020		2021
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Mining and quarrying:
Copper	34,000.9	49.3	35,605.2	47.6	32,572.9	47.3	38,527.9	52.0	53,275.7	56.3
Iron	998.5	1.4	964.6	1.3	640.3	0.9	1,693.7	2.3	2,521.4	2.7
Silver	298.4	0.4	274.7	0.4	230.8	0.3	349.5	0.5	413.9	0.4
Gold	679.9	1.0	730.7	1.0	708.5	1.0	848.8	1.1	877.4	0.9
Molybdenum	216.9	0.3	345.7	0.5	295.3	0.4	277.9	0.4	445.5	0.5
Other	940.0	1.4	1,226.7	1.6	928.8	1.4	787.4	1.1	1,095.9	1.2

Total mining and quarrying	37,134.6	53.9	39,147.5	52.3	35,376.5	51.4	42,485.2	57.3	58,629.8	61.9

Agriculture and livestock, forestry and fishing and aquaculture:
Fruit	5,019.4	7.3	5,733.8	7.7	6,103.1	8.9	5,742.3	7.8	5,914.8	6.2
Forestry	55.2	0.1	55.2	0.1	63.2	0.1	43.0	0.1	53.7	0.1
Other	667.2	1.0	697.8	0.9	631.4	0.9	626.2	0.8	671.7	0.7

Total agriculture and livestock, forestry and fishing and aquaculture	5,741.8	8.3	6,486.8	8.7	6,797.7	9.9	6,411.4	8.7	6,640.2	7.0

Industrial:
Fishmeal	324.6	0.5	374.9	0.5	299.1	0.4	460.3	0.6	396.0	0.4
Salmon	4,159.5	6.0	4,729.5	6.3	4,657.4	6.8	4,000.3	5.4	4,861.3	5.1
Beverages and Tobacco	2,391.3	3.5	2,319.0	3.1	2,228.0	3.2	2,081.4	2.8	2,155.0	2.3
Forestry and wooden furniture	2,254.7	3.3	2,620.8	3.5	2,355.2	3.4	2,227.5	3.0	2,672.1	2.8
Pulp, paper and others	3,226.2	4.7	4,250.3	5.7	3,228.6	4.7	2,673.5	3.6	3,297.7	3.5
Chemicals	4,562.1	6.8	5,405.0	7.2	5,127.7	7.5	4,725.0	6.4	6,067.5	6.4
Other	9,023.8	13.1	9,504.4	12.7	8,722.0	12.7	9,021.1	12.2	9,957.1	10.5
Total industrial	25,942.2	37.8	29,203.9	39.0	26,618.1	38.7	25,189.2	34.0	29,406.6	31.1

Total exports	68,823.2	100.0	74,838.1	100.0	68,792.4	100.0	74,085.8	100.0	94,676.6	100.0

Source: Chilean Central Bank.

Imports of Goods (CIF)(1)
(in millions of US$ and % of total imports)

	2017		2018		2019		2020		2021
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Consumer goods:
Cars	3,195.2	4.9	3,808.5	5.1	2,811.3	4.0	1,338.6	2.3	3,313.7	3.6
Wearing apparel	3,077.9	4.7	3,221.9	4.3	2,800.1	4.0	1,940.7	3.3	2,844.0	3.1
Cell phone	1,661.4	2.5	1,697.4	2.3	1,570.7	2.2	1,533.0	2.6	2,139.5	2.3
Footwear	1,210.1	1.9	1,159.3	1.6	1,002.7	1.4	660.4	1.1	988.6	1.1
Meat	1,132.6	1.7	1,231.1	1.6	1,215.7	1.7	1,190.3	2.0	1,868.0	2.0
Other food	1,148.1	1.8	1,208.6	1.6	1,122.2	1.6	1,261.7	2.1	1,647.7	1.8
Televisions	627.4	1.0	605.9	0.8	478.3	0.7	435.0	0.7	900.6	1.0
Other	8,923.3	13.7	9,928.5	13.3	9,232.9	13.2	7,955.1	13.4	14,064.9	15.3
Total consumer goods	20,975.9	32.2	22,861.2	30.6	20,233.9	29.0	16,314.7	27.6	27,766.9	30.1
Intermediate goods:
Crude oil	3,272.1	5.0	4,233.2	5.7	4,207.0	6.0	2,319.3	3.9	4,278.9	4.6
Diesel	2,327.9	3.6	3,160.1	4.2	3,081.2	4.4	2,083.8	3.5	3,356.0	3.6
Parts and other machinery and equipment	2,367.1	3.6	2,709.9	3.6	2,500.1	3.6	2,256.8	3.8	3,051.3	3.3
Chemicals	3,381.1	5.2	3,952.8	5.3	3,757.3	5.4	3,271.5	5.5	4,941.9	5.4
Metal products	2,667.6	4.1	3,288.3	4.4	3,295.5	4.7	2,614.2	4.4	4,616.4	5.0
Liquefied natural gas	944.1	1.4	1,119.0	1.5	815.2	1.2	693.4	1.2	1,490.4	1.6
Carbon mineral	1,044.2	1.6	1,172.5	1.6	867.9	1.2	691.2	1.2	1,348.1	1.5
Fertilizer	768.2	1.2	847.4	1.1	846.1	1.2	815.3	1.4	1,236.8	1.3
Lubricant oil	347.1	0.5	358.7	0.5	348.2	0.5	288.6	0.5	594.0	0.6
Fiber and fabric	848.8	1.3	911.1	1.2	840.6	1.2	992.0	1.7	1,219.5	1.3
Other	12,678.1	19.5	14,664.5	19.7	13,856.8	19.8	13,262.2	22.4	19,724.6	21.4
Total intermediate goods	30,646.3	47.0	36,417.4	48.8	34,416.0	49.3	29,288.3	49.5	45,857.9	49.7
Capital goods:
Trucks and cargo vehicles	1,992.0	3.1	2,350.2	3.1	1,843.4	2.6	1,216.6	2.1	2,776.2	3.0
Motors, generators and electrical transformers	852.7	1.3	879.0	1.2	936.3	1.3	2,234.0	3.8	1,858.5	2.0
Machinery for mining and construction	623.1	1.0	937.9	1.3	1,067.7	1.5	686.5	1.2	1,143.8	1.2
Medical devices	810.6	1.2	937.1	1.3	925.2	1.3	895.2	1.5	1,106.3	1.2
Other machinery	3,631.7	5.6	3,879.2	5.2	3,902.1	5.6	3,614.5	6.1	4,625.2	5.0
Other transport vehicles	389.1	0.6	349.8	0.5	1,032.4	1.5	255.4	0.4	311.9	0.3
Other	5,247.8	8.1	6,001.9	8.0	5,499.5	7.9	4,706.7	7.9	6,750.2	7.3
Total capital goods	13,546.9	20.8	15,335.0	20.6	15,206.5	21.8	13,608.7	23.0	18,572.1	20.1
Total imports	65,169.0	100	74,613.7	100	69,856.4	100	59,211.8	100	92,197.0	100

(1)	Only imports of general regime as classified by the Chilean Central Bank.

Source: Chilean Central Bank.

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	2017	2018	2019	2020	2021
Exports (FOB)
Americas:
Argentina	1.4	1.1	1.0	0.8	0.8
Brazil	5.0	4.5	5.0	4.2	4.8
Mexico	1.7	1.7	2.0	1.4	1.5
United States	14.5	13.9	14.0	13.2	15.8
Other	10.7	9.2	11.0	7.6	7.0
Total Americas:	33.3	30.3	33.0	27.2	29.9
Europe:
France	1.3	1.4	1.0	1.8	1.7
Germany	1.6	1.4	1.0	1.4	1.1
Netherlands	2.5	2.1	3.0	1.8	1.6
Spain	2.5	2.2	2.0	1.6	1.6
United Kingdom	0.8	0.9	1.0	0.8	0.6
Other	6.3	6.1	7.0	5.5	5.0
Total Europe:	15.0	14.1	15.0	12.9	11.7
Asia:
Japan	9.2	9.2	9.0	8.9	7.6
South Korea	6.2	5.7	7.0	5.6	5.1
Taiwan	1.9	1.8	2.0	1.8	2.2
China	27.4	33.3	29.0	38.7	38.6
Other	5.7	4.1	3.0	3.5	3.7
Total Asia:	50.4	54.1	50.0	58.6	57.2
Other:(1)	1.3	1.4	2.0	1.3	1.3
Total exports:	100.0	100.0	100.0	100.0	100.0
Imports (CIF)
Americas:
Argentina	4.3	4.3	4.8	5.3	5.2
Brazil	8.8	9.1	8.2	7.4	8.6
Mexico	3.3	3.3	2.9	2.8	2.9
United States	17.9	18.7	19.6	17.7	17.8
Other	9.7	9.3	8.9	9.1	8.4
Total Americas:	44.0	44.7	44.3	42.2	43.0
Europe:
France	2.0	1.9	2.6	1.5	1.4
Germany	4.1	4.0	4.1	4.0	3.3
Netherlands	0.8	0.7	0.6	0.7	0.6
Spain	2.2	2.2	2.4	2.5	2.3
United Kingdom	0.9	0.9	0.8	0.9	0.7
Other	6.4	6.6	7.1	7.6	6.5
Total Europe:	16.3	16.3	17.6	17.1	14.8
Asia:
Japan	3.3	3.3	3.4	2.0	2.4
South Korea	3.0	2.4	1.9	1.6	2.0
Taiwan	0.4	0.4	0.4	0.4	0.4
China	23.9	23.5	23.7	27.9	28.7
Other	5.7	5.3	5.3	5.2	5.2
Total Asia:	36.2	35.0	34.7	37.2	38.6
Other:(1)	3.5	3.9	3.3	3.4	3.6
Total imports:	100.0	100.0	100.0	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is an important contributor to the service trade sector. In 2016, exported services had a 1.4% nominal decrease, mainly driven by a decrease in transport, while imported services had a 3.2% nominal decrease in the same period, due to a decrease in transport, financial services, insurances and pension. In 2017, exported and imported services increased by 6.8% and 3.3%, respectively, mainly due to the increase in tourism sector in the case of exports and transport and the tourism sectors in the case of imports. In 2018, exported and imported services increased by 0.8% and 5.0%, respectively, mainly due to an increase in transport services. In 2019 exported and imported services decreased by 4.3% and 0.6%, respectively, mainly due to a decrease in transport and tourism services, respectively. In 2020, exported and imported services decreased by 36.4% and 22.5%, respectively, mainly due to the decrease in transport and tourism services, due to the COVID-19 pandemic. In 2021, exported and imported services partially recovered after the COVID-19 pandemic, increasing by 5.5% and 37.9%, respectively.

Foreign Direct Investment (FDI)

Chile’s constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as DL 600, or DL600, sets forth the general rules applicable to foreign investors covering repatriation of capital, withdrawal of profits and access to the formal exchange market. It establishes different kinds of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings. An alternative regime under which foreign investments may be made in Chile is Chapter XIV of the Chilean Central Bank’s Compendium of Foreign Exchange Regulations (Capítulo XIV del Compendio de Normas Internacionales del Banco Central de Chile). Under this regime, foreign investors may freely transfer into Chile capital contributions and loans through convertible foreign currency. Investors are required to inform the Chilean Central Bank of the transactions, but are not subject to prior registration or approval requirements.

Under DL 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the term for which the investment or investments must be made. In the case of mining investments, the period during which the investments in Chile may be made is generally 8 to 12 years. In all other economic sectors, such period is generally three years.

The 2014 tax reform enacted by Law No. 20,780 revoked DL600 effective as of January 2016. However, existing agreements under DL600 remain in full force and effect. In 2015, Congress enacted legislation guaranteeing access to the “formal exchange market,” allowing banks and other authorized entities to trade in currencies, and allowing entities to remit capital and profits abroad. The legislation prohibits arbitrary discrimination and contemplates an exemption from value added tax (VAT) for sales of goods that meet certain requirements. The law also provides for the creation of a special committee of Ministers to advise the president on the adoption of national policies regarding foreign investment, as well as an administrative agency to implement new policies on foreign investment.

Further, the legislation provides a transitional regime that maintains the effectiveness of agreements entered into under DL600. This bill also ensures a stable income tax rate of 44.45% for a period of four years in exceptional cases.

The following table presents foreign direct investment, including capital and debt, between 2016 and 2020, the latest data available, by sector:

Stock of Foreign Direct Investment(1)
 (in millions of US$)

	2016	2017	2018	2019	2020
Agriculture and Fishing	2,456	2,586	2,567	2,499	2,888
Mining	76,201	73,482	73,388	71,965	73,376
Manufacturing industries	15,571	16,431	13,925	13,547	13,433
Electricity, gas and water supply	26,071	30,429	29,418	33,752	33,769
Construction	2,485	2,795	3,365	3,613	4,957
Wholesale and retail trade	8,917	9,890	11,296	12,692	13,167
Hotels and restaurants	120	127	128	136	136
Transport and storage	9,223	10,265	9,332	9,197	5,182
Communications	9,444	9,041	6,065	6,832	6,005
Financial services	21,181	27,112	41,625	41,777	42,509
Engineering and business services	1,757	1,884	1,692	1,471	1,475
Other services	846	1,041	1,060	1,085	1,153
Not classified	1,160	875	1,295	928	628
Total	175,433	185,957	195,156	199,493	198,676

(1)	Including capital and debt.

Source: Chilean Central Bank.

FDI inflows into Chile between 2016 and 2020 averaged US$9.6 billion, and primarily originated from the Netherlands (13%), Italy (9%), the United Kingdom (22%), Canada (18%) and the United States (17%). During that period, FDI originating from Europe accounted in the aggregate for 68% of total FDI, respectively.

Between 2016 and 2020, financial services (banking, insurance, investment companies, investment funds, risk capital investment funds and other financial services) accounted for 31% of total FDI; mining accounted for 25% of total FDI; electricity, gas and water supply accounted for 26%; and commerce accounted for 12%.

MONETARY AND FINANCIAL SYSTEM

Role of the Chilean Central Bank

The 1980 Constitution defined the Chilean Central Bank as an autonomous legal entity. The Chilean Central Bank is governed by the 1989 Central Bank Act, which has the rank of a constitutional organic law. To the extent consistent with this law, the Chilean Central Bank is also subject to the private sector’s laws and regulations. The Chilean Central Bank is prohibited from lending funds to the government or buying government debt, either directly or indirectly, except in a state of war or danger thereof. The Chilean Central Bank is governed and managed by a Council composed of five members. The President of the Republic, with the prior consent of the Senate, appoints each member of the Council for staggered, renewable ten-year periods. One seat on the Council is subject to election every two years. The President of the Republic appoints the president of the Chilean Central Bank’s Council, who serves for a period of five years, from among the Council members. The quorum required for the Council to operate is three out of the five members, and the motions must be approved by a majority of those present. If the Council cannot reach a decision, the president of the Council casts the deciding vote.

According to the Central Bank Act, the main objective of the Chilean Central Bank is to maintain the stability of the Chilean currency and the orderly functioning of Chile’s internal and external payment system. To achieve these purposes, the Central Bank Act vests the Chilean Central Bank with the authority to set reserve requirements for banks, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Chilean Central Bank to implement a wide range of policy tools for controlling monetary and exchange rate policy.

Monetary and Exchange Rate Policy

General Overview

The Chilean Central Bank’s monetary policy has generally focused on protecting the value of the country’s currency and seeking to keep the inflation rate low and stable. To fulfill this task, the Chilean Central Bank has followed a countercyclical strategy, which, in addition to preserving price stability, seeks to avoid extreme changes in domestic demand. In this sense, the Chilean Central Bank’s monetary policy intends to achieve price stability over time, taking into account the effects this policy has on economic activity and employment in the short and medium terms.

The Chilean Central Bank’s focus on price stability has translated into an inflation targeting monetary approach. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained 3.0% (+/- 1.0%), as it was during the 2001-2006 period.

With regard to exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, when the Chilean Central Bank adopted a free-floating exchange rate regime, after a period of favorable monetary and exchange rate conditions. These circumstances included low and stable inflation, adequate financial regulation, an exchange rate within the set-floating band, development of exchange rate and financial hedging instruments, and improvements in private risk management. Hence, the introduction of the free-floating regime was achieved without shocks and rapidly led the Chilean currency to reflect its actual market value.

During the 1990s, the Chilean Central Bank also used reserve requirements (encaje) to prevent foreign currency inflows that could have affected the value of the Chilean peso. See “Balance of Payments and Foreign Trade—Balance of Payments—Capital Account and Financial Account.” A foreign exchange free-floating regime, however, does not mean the Chilean Central Bank cannot intervene in the market when it considers the currency to be moving too far from its equilibrium value, which could result in costly reversions. Nevertheless, these interventions take the form of transparent, well-founded measures, and include clearly delineated periods and amounts involved, as well as the clear explanation of the reasons behind these exceptional actions.

During 2021, the Chilean Central Bank increased the monetary policy rate by 350 basis points to reach 4.0% as of December 31, 2021. For further reductions of the monetary policy rate, see “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy”.

Monetary Policy and Interest Rate Evolution

The Chilean Central Bank’s monetary policy is based on an interest rate target. Since August 2001, when the Central Bank shifted its monetary policy instrument from an indexed interest rate to a nominal one, the subject of the target has been the daily interbank nominal interest rate, known as the monetary policy rate (Tasa de Política Monetaria, or TPM). This measure was complemented by the gradual replacement of short-term inflation-indexed debt securities denominated in UF with new medium-term debt securities denominated in nominal pesos.

The use of nominal rather than real interest rates is part of the modernization of the Chilean Central Bank’s monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregated volatility. It is also intended to simplify international financial integration, expedite risk management and increase the transparency of the interest rate itself.

To ensure that the TPM rate falls within the desired range, the Chilean Central Bank must regulate the financial system’s liquidity (measured in terms of reserves), using a set of instruments, including: (i) liquidity deposits, lines of credits and open market transactions; and (ii) buying and selling short-term promissory notes. These tools also incorporate the banking reserve deposits, although currently the Chilean Central Bank is not using this mechanism as an active monetary policy instrument.

Banks and other financial institutions maintain a liquidity deposit account with the Chilean Central Bank, where a one-day deposit can earn a predetermined interest rate. This rate establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line from the Chilean Central Bank for which they pay a predetermined overnight interest rate. This credit line is divided into three tranches: the first corresponds to 40.0% of the total credit line, and the second and third tranches are each 30.0% of the credit line. Each succeeding tranche has a higher interest rate, and the maximum credit line allowance equals 60.0% of each bank’s reserve requirements.

As mentioned above, the Chilean Central Bank also conducts short-term liquidity management, mainly through repurchase agreements. Repurchase agreements are a complementary liquidity line for banks, for which the Chilean Central Bank announces a daily rate, and banks indicate which instruments they wish to sell to the Central Bank at that rate. To maintain the base interest rate at the desired level, the Chilean Central Bank conducts open-market transactions, buying repurchase agreements that use promissory notes with maturities of less than seven days or selling reverse repurchase agreements (which is the sale of an asset with a simultaneous agreement to repurchase the asset at a specified price).

The following table sets forth the Chilean Central Bank’s average interest rates for the periods indicated.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2015	4.14	—	—	—	3.06
2016	—	—	—	—	3.50
2017	—	—	—	—	2.73
2018	—	—	—	—	2.55
2019	—	—	—	—	2.49
2020	—	—	—	—	0.79
2021	—	—	—	—	1.20

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Recent Developments—Monetary Policy and Interest Rate Evolution.”

Source: Chilean Central Bank.

The following table sets forth the Chilean Treasury’s average interest rates for the periods indicated. Unless otherwise indicated, percentages show a nominal average interest rate of issuances by the Chilean Treasury for that year.

Chilean Treasury Interest Rates(1)
(in %)

	BTP (1)			BTU (2)
Year	5 years	10 years		5 years		10 years
2015	—	4.47	(3)	1.12	(4)	1.61	(5)
2016	4.16	4.60	(6)	1.24	(7)	1.43	(8)
2017	3.67	—		0.89	(9)	—
2018	4.20	4.81		1.07		1.76
2019	3.64	3.47		0.33		0.72
2020	1.35	—		(0.83)		—
2021	—	4.79		—		1.57

(1)	BTP: Peso-denominated Chilean Treasury notes.

(2)	BTU: UF-denominated Chilean Treasury notes.

(3)	Issued April 22, 2015.

(4)	Issued September 2, 2015.

(5)	Issued May 20, 2015.

(6)	Issued June 22, 2016.

(7)	Issued May 11, 2016.

(8)	Issued July 21, 2016.

(9)	Issued June 7, 2017.

Source: Ministry of Finance.

Inflation

Reversing policies from previous years, and following the Chilean Central Bank’s attainment of full autonomy in 1990, inflation was successfully curbed over the decade that followed, falling from 27.3% in 1990 to 4.5% in 2000. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained 3.0% (+/- 1.0%), as it was during the 2001-2006 period. Inflation is measured by the change in the CPI for the relevant calendar year, unless otherwise specified.

As of December 31, 2017, the inflation rate stood at 2.3% (year-on-year). The Central Bank lowered the TPM to 3.40% in January 2017, 3.25% in February 2017, 3.13% in March 2017, 2.88% in April 2017, 2.65% in May 2017, and 2.50% in June 2017, remaining at that level for the rest of 2017.

As of December 31, 2018, the inflation rate stood at 2.6% (year-on-year). The Central Bank increased the TPM by 25 basis points to 2.75% in October 2018.

As of December 31, 2019, the inflation rate stood at 3.0% (year-on-year). The Central Bank decreased the TPM by 25 basis points to 2.5% in October 2019.

As of December 31, 2020, the inflation rate stood at 3.0% (year-on-year).

As of December 31, 2021, the inflation rate stood at 7.2% (year-on-year). For recent developments on the TPM, see “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy”.

One alternative metric used to measure inflation in Chile is the Producer Price Index (PPI). The PPI measures the average change over time in the selling prices received by domestic producers of goods and services. While the CPI measures price change from the purchaser’s perspective, the PPI measures price change from the perspective of the producers.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percentage Change from Previous Year at Period End
	CPI	PPI(1)
2015	4.4	(5.5)
2016	2.7	8.6
2017	2.3	8.4
2018	2.6	0.9
2019	3.0	6.1
2020	3.0	10.2
2021	7.2	31.5

(1)	Manufacturing, mining and electricity, water, and gas distribution industries.

Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

Between 1990 and 1999, the Chilean Central Bank’s exchange rate policy was aimed at restraining the appreciation of the peso against a basket of currencies via a crawling exchange rate band. From 1993 to 1997, the nominal exchange rate fluctuated within a narrow range around Ps.400/US$1.00. Throughout the period, however, the real exchange rate appreciated due to the positive (although decreasing) inflation differential between Chile and its trade partners. The nominal stability of the peso resulted from two factors: capital inflows contributing appreciation pressure to the nominal exchange rate and the Chilean Central Bank counteracting this via regular (sterilized) interventions in the foreign exchange market inside the flotation band, and occasional increases in the coverage of unremunerated reserve requirements.

In September 1999, the Chilean Central Bank dropped the crawling exchange rate bands for the Chilean peso, adopting a free floating exchange rate, although it retained the right to intervene when the exchange rate moved too far from its equilibrium value.

Between 2000 and 2006, the exchange rate presented two strong trend shifts.

Between 2000 and 2002, the peso was volatile and depreciated sharply because of the effects of the Argentine sovereign debt default and the disruption in international markets due to the terrorist attacks of September 11, 2001. This triggered a strong fall in copper prices, and low liquidity in the market coupled with a general uncertainty in part due to the political and economic situation in Brazil. During this period the exchange rate reached its historical peak on October 11, 2002 of Ps.756.56/US$1.00. As a result, in late 2002 the Chilean Central Bank announced an exchange intervention to stabilize the currency.

The period 2003-2006 experienced a change in trend due to the appreciation of the peso, which was largely due to favorable financial conditions in emerging economies, a rebound in copper prices and a sharp depreciation in the dollar in international markets.

During 2007, the peso appreciated considerably against the U.S. dollar, trading, in December 2007 at an average exchange rate of Ps.499.28/US$1.00, in comparison with an average exchange rate of Ps.527.6/US$1.00 in December 2006. The peso had not reached this level of appreciation since May 1999.

Beginning in the fourth quarter of 2007 and until April 2008, the peso appreciated in both nominal and real terms. This appreciation, common to most emerging economies, was driven by both the weakening of the U.S. dollar globally and large global imbalances.

Taking into consideration the potential adverse effects on Chile’s financial stability that could have resulted from the worsening global economic conditions, on April 10, 2008 the Chilean Central Bank Council decided to intervene in the foreign exchange market during 2008 and announced an international reserves accumulation program of US$8 billion, to be implemented between April and December 2008. Announcing the intervention was consistent with the transparency principles that governs the Chilean Central Bank’s policymaking and with the floating exchange rate and inflation targeting schemes currently in force. The accumulation of reserves also modified the Chilean Central Bank’s foreign currency position, consistent with the assessment that, at the time of the intervention, the real exchange rate was below the level that would prevail in normal global real and financial conditions.

At the end of September 2008, the peso traded at Ps.552/US$1.00 and the Chilean Central Bank Council announced the end of its reserve accumulation program, which had added US$5.75 billion in reserves, representing a 30.0% increase compared to March 2008. In line with the value of U.S. dollars in relation to other currencies, after September 2008 the peso continued to depreciate, dropping to approximately Ps.629/US$1.00 at the end of 2008.

During 2009, the peso appreciated against the U.S. dollar, particularly during the fourth quarter, reaching Ps.506.4/US$1.00 by the end of the year. In line with the currencies of many emerging economies, the peso appreciated against the U.S. dollar during 2010. In 2011 and 2012 the Ps./US$ exchange rate experienced more volatility echoing the volatility in the global markets, reaching Ps.478.6/US$1.00 in December 2012. During 2013, 2014 and 2015 the peso continued to depreciate strongly against the U.S dollar, reaching Ps.523.8/US$1.00 by the end of 2013, Ps.607.4/US$1.00 by the end of 2014 and Ps.707.3/US$1.00 by the end of 2015. The depreciation of the peso during that period was mainly due to the appreciation of the dollar internationally. The Chilean Peso recovered in 2016, trading at Ps.667.3/US$1.00 on December 31, 2016 and Ps.615.2/US$1.00 on December 31, 2017. In 2018, the peso experienced a strong depreciation, trading at Ps.695.7/US$1.00 on December 31, 2018, mainly due to less favorable economic conditions for emerging countries. The Chilean peso fluctuated vis-à-vis the U.S. dollar during the twelve months ended December 31, 2020, with the Chilean peso trading at Ps.711.2/US$1.00 on December 31, 2020, compared to Ps.744.6/US$1.00 on December 31, 2019. The Chilean peso was trading at Ps.850.3/US$1.00 on December 30, 2021, compared to Ps.711.2/US$1.00 on December 31, 2020. See “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy—Exchange Rate Policy.”

Since the widespread demonstrations and social unrest that began in October 2019, which adversely affected Chilean businesses and the economy generally, the peso depreciated significantly against the U.S. dollar, to Ps.828.25/US$1.00 as of November 29, 2019. To mitigate the currency’s volatility and allay liquidity issues, the Chilean Central Bank adopted a series of monetary counter-measures, including: (i) the commencement of swaps auctions; (ii) a program of repurchase transactions; (iii) the suspension of the issuance of Chilean Central Bank’s discountable promissory notes (until December 8, 2019); (iv) an offer to repurchase securities of the Chilean Central Bank, available to all financial institutions authorized to operate in the SOMA; (v) foreign currency sales at spot prices for up to US$10,000 million; and (vi) sales of exchange hedging instruments for up to US$10,000 million. Subsequently, the Chilean Central Bank adopted further measures to increase the frequency of the transactions mentioned in (i) and (ii) above and increased the range of financial instruments it would accept as guarantees for such transactions. Measures (v) and (vi) were announced on November 28, 2019, and are expected to remain in effect until May 29, 2020.

The following table shows the fluctuations in the nominal exchange rate since 2002.

Observed Exchange Rates(1)
(pesos per US$)

	High	Low	Average(2)	Period-End
2002	756.6	641.8	688.9	712.4
2003	758.2	593.1	691.4	559.4
2004	649.5	559.2	609.5	559.8
2005	592.8	509.7	559.8	514.2
2006	549.6	511.4	530.3	534.4
2007	548.7	493.1	522.5	495.8
2008	676.8	431.2	522.5	629.1
2009	643.9	491.1	559.6	506.4
2010	549.2	468.4	510.4	468.4
2011	533.7	455.9	483.4	521.5
2012	519.7	469.7	486.8	478.6
2013	534.0	466.5	495.0	523.8
2014	621.4	524.6	570.4	607.4
2015	715.7	597.1	654.2	707.3
2016	730.3	645.2	676.9	667.3
2017	679.1	615.2	649.3	615.2
2018	698.6	588.3	640.3	695.7
2019	828.3	649.2	702.6	744.6
2020	867.8	710.3	792.2	711.2
2021	868.8	693.7	759.3	850.3

(1)	The table presents the annual high, low, average and period-end observed rates for each year.

(2)	Represents the average of average monthly rates for the periods indicated.

Source: Chilean Central Bank.

International Reserves

The Chilean Central Bank manages its international reserves according to the free-floating exchange rate regime.

In 2011, the Chilean Central Bank increased reserves to strengthen its international liquidity position, by engaging in periodic purchases of foreign currency, thus increasing the international reserve level by US$14.1 billion at the end of 2011, to US$42.0 billion. Since then, international reserves have remained relatively stable. See “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy—International Reserves.”

The following table shows the composition of net international reserves of the Chilean Central Bank for the years indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of December 31,
	2017	2018	2019	2020	2021
Chilean Central Bank:
Assets:
Gold	10	10	12	15	14
SDRs	770	751	746	692	3,502
Reserve position in the IMF	251	367	419	693	685
Foreign exchange and bank deposits	3,714	4,639	5,436	1,857	4,352
Securities	34,235	34,094	34,045	35,943	42,776
Other assets(1)	2.11	0.00	0.00	0.00	0.00
Total	38,983	39,861	40,657	39,200	51,330
Liabilities:
Reciprocal Credit Agreements	—	28.61	—	—	—
Bonds and promissory notes	607	234	227	33	10.21
Accounts with international organizations	85	83	84	82	85
SDR allocations	1,165	1,138	1,131	1,206	3,549
Total	1,857	1,484	1,443	1,322	3,644
Total international reserves, net	37,126	38,376	39,214	37,878	47,685

(1)	Includes Reciprocal Credit Agreements with the central banks member of ALADI’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against the effects of external shocks.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of pesos)

	As of December 31,
	2017	2018	2019	2020	2021
Currency in circulation	6,364.9	6,590.9	7,372.4	11,609.4	15,252.6
Bank reserves	4,868.0	5,129.7	6,023.3	16,157.7	11,950.6
Monetary base	11,232.9	11,720.6	13,395.7	27,767.1	27,203.2

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of pesos)

	As of December 31,
	2017	2018	2019	2020	2021
Currency in circulation	6,364.9	6,590.9	7,372.4	11,609.4	15,252.6
Demand deposits at commercial banks	25,956.2	28,862.1	35,098.6	53,760.2	64,606.8
M1(1)	32,321.0	35,453.0	42,471.0	65,369.6	79,859.3
Total time and savings deposits at banks	90,826.5	99,214.2	106,969.4	85,409.2	84,438.1
Others	1,195.6	2,997.3	2,344.3	8,502.3	13,397.3
M2(2)	124,343.2	137,664.5	151,784.6	159,281.1	177,694.8
Foreign currency deposits at Chilean Central Bank	14,307.8	15,657.7	21,148.9	24,534.7	31,687.0
Documents of Chilean Central Bank	7,412.9	7,195.4	3,192.8	11,789.4	16,497.1
Letters of Credit	400.2	341.9	306.9	255.7	112.5
Private Bonds	21,575.1	24,320.1	27,550.7	30,208.7	31,218.1
Others	40,311.4	49,131.1	51,871.6	47,038.2	46,011.3
M3(3)	208,350.6	234,310.9	255,855.6	273,107.7	303,220.8

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators
(in %)

	2017	2018	2019	2020	2021
M1 (% change)	10.0	9.7	19.8	53.9	22.2
M2 (% change)	4.6	10.7	10.3	4.9	11.6
Credit from the financial system	7.0	8.0	7.8	5.5	8.5
Average annual peso deposit rate(1)	1.0	0.7	0.1	0.0	0.3

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of pesos)

	As of December 31,
	2017	2018	2019	2020	2021
Liquidity aggregates (at period end)	11,106	11,296	12,335	30,256	21,456
Monetary base:
Currency, excluding cash in vaults at banks	6,085	6,344	6,712	11,609	15,253
M1(1)	30,132	33,451	37,475	65,370	79,859
M2(2)	119,772	131,012	141,695	159,285	177,695
M3(3)	205,256	218,886	242,960	266,754	303,221
Credit aggregates (at period end):
Private sector credit	144,250	158,836	174,192	179,805	197,905
Public sector credit	2,957	2,910	4,223	12,865	17,963
Total domestic credit(4)	129,252	142,030	156,183	160,617	177,327
Deposits:
Chilean peso deposits	131,421	142,693	158,161	164,320	167,862
Foreign-currency deposits	19,386	20,670	27,066	28,021	38,600
Total deposits	150,808	163,363	185,227	192,341	206,462

(1)	Currency in circulation plus peso-denominated demand deposits.

(2)	M1 plus peso-denominated savings deposits.

(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.

(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

Financial Sector Authorities

Financial Markets Commission

On February 23, 2017, Law No. 21,000 was published, creating the CMF, which was intended to serve as a single financial regulator. The CMF began operating on December 14, 2017 assuming the tasks of the former securities market regulator, the SVS, which was dissolved on January 15, 2018. Further, pursuant to the Amendment to the General Banking Law, the CMF merged with the SBIF on June 1, 2019.

The CMF is governed by a board (Consejo) of five members (four Commissioners and a Chairman) with professional or academic backgrounds in the financial sector. The Chairman is appointed by the President of the Republic for a fixed term coinciding with its presidential period. Commissioners are also appointed by the President of the Republic and confirmed by the Senate and remain in office for a fixed six-year term. Two Commissioners will be appointed every three years in order to ensure continuity and stability. All members of the CMF are subject to inability and incompatibility causes, in order to safeguard the independence of the commission.

A Special Prosecutor (fiscal) leads an autonomous department within the CMF, to conduct investigations, bring enforcement proceedings and apply sanctions. The Special Prosecutor is appointed by the CMF board through a selection process led by the Civil Service Commission (Sistema de Alta Dirección Pública), an independent government agency that transparently and impartially selects qualified candidates for high-level government positions. In addition, a new judicial revision process is established for direct review at the Santiago Court of Appeals for acts of the CMF board, the President of the CMF or the Special Prosecutor deemed by any person to be illegal. The law also grants additional investigative tools to the CMF, such as requesting information from supervised entities, accessing information protected under banking privacy law and access to restricted information held by other public agencies.

The CMF is empowered to cooperate with foreign jurisdictions in prosecutions and to exchange information. Furthermore, the law also introduced the concept of leniency for cooperating witnesses and the attribution to substantially increase fines in case of reoccurrence.

Financial Stability Council

Ministry of Finance Decree No. 953 of 2011 created a Financial Stability Council (Consejo de Estabilidad Financiera). This council is chaired by the Minister of Finance and also comprises the chairperson of the CMF and the Superintendency of Pensions. The President of the Chilean Central Bank attends as a permanent advisor. In October 2014, Congress enacted Law No. 20,789 which provides a legal framework to the Financial Stability Council, as well as introducing other amendments aimed at improving the coordination and exchange of relevant information among public regulators in the financial sector.

The main purpose of the Financial Stability Council is to facilitate technical coordination and the exchange of information among its participants, in matters relating to the prevention and management of financial system risks, in order to maintain the financial stability of the Chilean economy. The council provides an institutional framework to enable a more comprehensive oversight of the financial market, to review and analyze relevant information and propose and coordinate regulatory improvements to promote financial stability. During periods of economic or financial distress, the Financial Stability Council is responsible for coordinating measures to mitigate the effects and propagation of these events. The Financial Stability Council must meet at least monthly, or more frequently if convened by the Ministry of Finance or jointly by the CMF and the Superintendence of Pensions.

Law No. 20,789 also amended the organic laws of the three participating superintendencies to enable them to request information regarding other persons or firms within supervised financial conglomerates, as well as information needed to determine the property and control structure among them. In addition, solvency requirements for controlling shareholders of banks and insurance companies were tightened by the establishment of certain requisites, such as requiring consolidated net worth information for such shareholders and the implementation of certain sanctions for non-compliance.

General Overview of Banking System

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention followed by periods of deregulation. In the early 1970s, the banking sector was controlled by the state and highly regulated. In 1974, a process of interest rate liberalization, removal of credit controls and banking privatization began. However, after the financial crisis that affected Chile during 1982 and 1983, the Chilean Central Bank and the CMF established strict controls on the funding, lending and general business matters of the banking with industry in Chile. In 1986, the General Banking Law was introduced, which had as its main objectives to improve banking system supervision and regulation. The General Banking Law was rewritten in 1997, beginning a new era of liberalization. Among other matters, this amendment allowed the entry of new entities into the system (CMF granted permits to seven new banks) and the internationalization of banks. In addition, under this legislation, the CMF adopted international monitoring standards, incorporating the First Basel Committee’s 1998 Capital Accord and, recently, Basel II.

According to the General Banking Law, banks are special stock corporations engaged in the business of receiving money or funds from the general public, in order to use them to grant loans, discount documents, make investments and financial intermediation, and generally perform any other operation permitted by law. Nevertheless, banks may conduct only those activities allowed by the General Banking Law. Furthermore, the General Banking Law limits the amount invested in certain activities. Directly or through subsidiaries, banks may also engage in certain specified additional activities, such as securities brokerage services; mutual funds, investment funds or foreign capital funds management; factoring; securitization; financial leases and insurance brokerage services. Subject to certain limitations and with the prior approval of the CMF and the Chilean Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as placement agents and underwriters of initial public offerings of shares and of cross-market products of their subsidiaries. Banks are authorized to operate in derivatives transactions, including forwards, futures, swaps and, since 2007, options.

Currently, commercial banks in Chile face growing competition from several sources, which has led to consolidation in the banking industry. Competition in the extension of credit has come increasingly from department stores, through the issue and management of credit cards, and foreign banks. In addition, two of Chile’s largest department stores have, through related entities, obtained licenses and begun to engage in commercial banking activities, while a third has acquired an existing bank.

As of December 31, 2021, Chile’s banking sector comprised 16 privately owned domestic banks and one state-owned bank (Banco Estado). On April 1, 2016, Corpbanca and Itaú Bank merged into a new entity accounting for approximately 14.0% of the Chilean banking market (measured by loans). Further, in 2018, the Bank of Nova Scotia Group acquired control of Banco Bilbao Vizcaya Argentaria, Chile, as well as other related companies that conduct banking-related activities in Chile (including BBVA Seguros Vida, S.A.). On December 28, 2021, the president of the board of CMF executed an agreement authorizing the cancellation and closing of the branches of Banco do Brasil in Chile.

In addition, there are four branches of foreign banks authorized to operate in Chile. As of December 31, 2021, the Chilean banking system had a total amount of outstanding loans equal to US$223 billion. Under the third capital markets reform, provided by Law No. 20,448, agencies of foreign banks are allowed to market the loan products they offer abroad. See “Capital Markets—Capital Markets Reforms.”

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of December 31, 2021
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	360,308	84.8%	227,952	86.9%	174,188	81.9%	25,399	89.0%
Foreign- owned private-sector banks(2)	1,783	0.4%	238	0.1%	429	0.2%	522	1.8%
Private-sector total	362,090	85.2%	228,190	87.0%	174,617	82.1%	25,921	90.8%
Banco Estado	63,024	14.8%	34,180	13.0%	37,964	17.9%	2,626	9.2%
Total banks	425,114	100.0%	262,370	100.0%	212,581	100.0%	28,547	100.0%

(1)  Corresponds to the “Capital Básico.” This item included capital and reserves.

(2)  Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks.  If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of December 31, 2021 would be as follows: assets: 41.0%, loans: 41.4%, deposits: 35.7% and shareholders’ equity: 42.0%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source:  CMF.

The following table sets forth the total assets of the four largest Chilean private-sector banks, state-owned Banco Estado and other banks in the aggregate:

	As of December 31, 2021
	In billions of Pesos	Market Share (%)
Banco Santander-Chile	63.7	17.6
Banco Estado	53.6	14.8
Banco de Chile	51.7	14.3
Banco de Crédito e Inversiones	69.2	19.1
Itaú Corpbanca	37.8	10.5
Other banks	85.5	23.7
Total Banking System	361.5	100.0

Source: CMF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	2017	2018	2019	2020	2021
Return on assets	1.0	1.0	0.9	0.4	0.3
Return on equity	12.2	11.6	12.1	5.6	4.1
Non-performing loans as a percentage of total loans	0.9	0.9	0.9	0.9	0.6
Gross operational margin/assets	4.3	4.2	4.1	3.4	1.0
Operating expenses/operating revenue	49.4	47.6	45.1	49.0	44.4
Operating expenses/average total assets	2.1	2.0	1.9	1.7	0.4
Regulatory capital to risk-weighted assets	13.8	13.3	12.8	14.7	14.8

Source: CMF.

Banking Regulation

On June 1, 2019, the SBIF was merged into the CMF, which became the sole regulator in charge of overseeing the conduct and stability of banks and financial institutions in Chile.

In addition, the Chilean Central Bank oversees exchange rate policy and regulates international capital movements and certain bank operations.

The CMF monitors and oversees Chile’s banks (excluding the Chilean Central Bank), as well as a subset of the cooperatives that hold savings deposits and provide credit (the largest cooperatives in terms of capital) and mutual guarantee entities, non-bank credit card issuers and other similar retail credit card issuers (mainly supermarkets and department store chains), and companies that issue or operate prepaid cards. Additionally, the CMF authorizes the incorporation and licensing of new banks and foreign banks branches, and has broad powers to issue, interpret and enforce banking regulations (both legal and regulatory). The CMF must also approve any bank merger, bylaw amendment, capital increase and any acquisition of 10.0% or more of the equity interests in a bank. In case of non-compliance, the CMF has the authority to impose a range of remedial actions.

The CMF has signed several Memoranda of Understanding (“MoUs”) with 48 foreign regulatory institutions, for cooperation and technical assistance, information exchange and consultations between regulators. For example, the CMF has MoUs with the U.S. Securities and Exchange Commission (1993), U.S. Commodity Futures Trading Commission (2002), Pacific Alliance countries (2009 a 2017), International Organization of Securities Commissions (2018), a Statement of Cooperation with Board of Governors of the Federal Reserve System (1997) and Banco de España (1998), among others. Additionally, Decree No. 3,538, as amended in January 2019, provides that the CMF, the Chilean Central Bank and the Superintendence of Pensions may share information with each other, except data protected by bank privacy laws.

As part of its supervisory role, the CMF examines banks at least once a year. Banks are required to submit their financial statements to the CMF monthly, which are made public by the CMF. Banks must also submit to the CMF and publish their annual and quarterly financial statements and the opinions of their independent auditors and are required to be rated by two independent rating agencies. Finally, banks are also subject to periodic reporting obligations with respect to a wide range of solvency, accounting, operational, and transactional data.

Since January 2010, all banks have been required to include in the calculation of expected losses and provisioning a percentage of off-balance sheet contingent loans, including, among others, undrawn lines of credit, unused credit card facilities and stand-by letters of credit. Since January 2011, banks have also been required to transition their systems to use models developed by the CMF (in addition to internally developed models) to determine the probability of default. Since 2014, the CMF requires that provisions for mortgage loans and provisions for retail commercial loans be the greater of those resulting from the standard model developed by the CMF and the bank’s internally developed model.

In September 2010, the CMF issued regulations to protect bank customers by instituting a stricter standard for delivery instructions, and forbidding unilateral amendments to contracts or suspension of accounts and regulated products tied to mortgage agreements, such as insurance.

Additionally, the Chilean Central Bank announced the relaxation of liquidity requirements for banking entities. For this purpose, the Chilean compendium of financial rules was modified to expressly consider that in situations of national emergency or other serious exceptional circumstances, the Council of the Chilean Central Bank may, at its sole discretion, relax or suspend the application of the existing liquidity limits.

On June 29, 2021, the Chilean Central Bank announced its decision to submit for public consultation a proposal to amend the Central Bank´s Compendium of Financial Regulation in order to recognize new international reference rates in its regulation. The initiative will be subject to public consultation for a period of 20 days with the purpose of gathering comments from interested parties and the general public. This initiative is aimed at maintaining the proper functioning of credit and derivatives operations in the local market and to facilitate transition from LIBOR following its phase out. The following foreign reference interest rates are proposed to be recognized: SOFR (Secured Overnight Financing Rate), ESTR (Euro Short-term Rate), SONIA (Sterling Overnight Index Average) TONA (Tokyo Overnight Average Rate) y SARON (Swiss Average Rate Overnight). On August 23, 2021, the Chilean Central Bank issued regulation No. 3013-886 (Circular N° 3013-886) to amend Chapter III.B.1 and Chapter III.D.1 of the Compendium of Financial Regulations to add to the London Interbank Offered Rate (LIBOR) and the US prime bank interest rate published by the Wal Street Journal (Prime), other reference interest rates that are widely accepted and utilized in the international financial markets, including foreign reference rates free of risk such as SOFR (Secured Overnight Financing Rate), ESTR (Euro Short-term Rate), SONIA (Sterling Overnight Index Average) TONA (Tokyo Overnight Average Rate) and SARON (Swiss Average Rate Overnight).

On June 30, 2021, the Chilean Central Bank published a regulation that creates a High Value Payment Clearing House (Cámara de Compensación de Pagos de Alto Valor or FX CCAV). According to this new regulation, one or more private entities could implement FX CCAV to perform the clearing payments originated in international exchange transactions, carried out in the spot market by financial institutions, corresponding to purchases and sales of U.S. dollars against domestic currency.

On October 21, 2021, Law No. 21,384 was published in the Official Gazette authorizing a US$1.5 billion capital contribution to Banco Estado, in order to comply with the capital requirements of Basel III. This capital contribution is expected to be completed by December 31, 2025, and to be financed with available assets of the Public Treasury, including resources of the FEES.

On October 7, 2021, the CMF published the updated 2022 version of Compendium of Accounting Standards for Banks (Compendio de Normas Contables para Bancos) which incorporates the information necessary to bring financial statements in line with the full implementation of Basel III.

On October 21, 2021, Law No. 21,384 was published in the Official Gazette authorizing a US$1,500 million capital contribution to Banco Estado, in order to comply with the capital requirements of Basel III. This capital contribution is expected to be completed by December 31, 2025 and to be financed with available assets of the Public Treasury, including resources of the FEES.

On December 29, 2021, the CMF began a public consultation process, which was open until January 23, 2022, regarding a regulatory proposal that would distinguish commissions from interest charges in money lending transactions governed by Law No. 18,010. Currently, pursuant to Article 2 of Law No. 18,010, any amount charged in a credit transaction over and above the principal is deemed interest. Pursuant to the CMF’s regulatory proposal, commissions would be distinguished from interest subject to certain requirements, including that commissions must be previously informed to and accepted by the debtor, must correspond to real and credible services rendered to the debtor, and may not relate to the appraisal of the loan or have the purpose of reducing the debtor’s risk. As of the date of this report, the publication of the final regulation is still pending.

On November 3, 2021, the CMF published chapter 12-16 of the Updated Compilation of Rules for Banks (“Recopilación Actualizada de Normas”) containing the regulations on the control of the limit that banks must observe when granting financing to business groups, which according to the latest amendment to Article 84 No. 1 of the General Banking Law, effective as of January 12, 2019, equals 30% of the creditor bank’s net equity. In addition, these regulations are complemented with the creation of a new file of the Information System Manual for banks through which the information related to the daily operations carried out with entities belonging to the same corporate group will be reported on a monthly basis.

Foreign Exchange Controls

Article 42 of the Central Bank Law provides that certain foreign exchange transactions (“Restricted FX Transactions”) may not be paid in Chilean pesos, or in kind, unless otherwise expressly authorized by the Central Bank. For example, a non-Chilean bank may not remit or pay in Chilean pesos to a Chilean counter-party in order to settle, perform, or discharge an obligation arising from an FX transaction (e.g., make and disburse a cross-border loan in Chilean pesos) unless the Central Bank gives its prior authorization to such transaction. Prior to the last amendment to the Compendium of Foreign Exchange Regulations which is discussed in the following paragraph, the Board of the Central Bank authorized for payment a Restricted FX Transaction only if it consisted of the following: (i) Chilean peso-denominated bonds issued by foreign issuers duly authorized for trading in Chile, and (ii) shares of foreign corporations, mutual funds, investment funds, ETFs and certain foreign securities duly authorized for trading in Chile.

On December 24, 2020, the Board of Directors of the Central Bank adopted a resolution amending the Compendium of Foreign Exchange Regulations to expand the list of foreign exchange transactions that may be made in Chilean pesos. The newly authorized transactions include: (i) derivatives transactions with physical settlement in Chilean pesos; (ii) the opening and maintenance of Chilean peso bank accounts by non-Chilean domiciled/residents; (iii) the granting of credits in Chilean pesos by Chilean domiciled/residents to non-Chilean domiciled/residents; (iv) the making of deposits or other investments abroad in Chilean pesos by Chilean domiciled/residents; and (v) the granting or making of Chilean peso credits, deposits, investments or capital contributions by non-Chilean domiciled/residents. The new regulations described in (i), (ii) and (iii) became effective on March 1, 2021 and the transactions described in (iv) and (v) became effective on September 1, 2021.

Deposit Insurance

The General Banking Law provides for a government guarantee of certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps.6,536 million or US$7,910 as of May 31, 2022) per person for each calendar year for the same bank, and to a maximum of UF400 (or approximately Ps.13,072 million or US$15,820 as of May 31, 2022) per person for each calendar year for the whole banking system. In the event a bank is forced to liquidate, the Chilean Central Bank provides liquidity up to 100.0% of the amount of deposits in current accounts and other sight deposits and other sight obligations of the failed institution. Liquidity is only provided to the extent that available funds in the failed institution are insufficient to pay covered sight obligations.

Sight deposits and time deposits are subject to a monthly legal reserve requirement determined by the Chilean Central Bank. As of the date of this Annual Report, this requirement amounted to 9.0% for sight deposits and 3.6% for time deposits (with maturity from seven days to one year). In 2003, due to the free trade agreement executed with the United States, foreign currency reserve requirements were made equivalent to local currency reserve requirements. In order to implement monetary policy, the Chilean Central Bank has statutory authority to increase these percentages to a maximum of 40.0% for sight deposits and a maximum of 20.0% for other deposits and obligations.

In addition, a 100.0% technical reserve requirement applies to sight deposits and demand deposits exceeding the regulatory capital of the bank by 2.5 times.

Minimum Capital; Capital Adequacy Requirements

The General Banking Law provides that banks must meet a minimum paid-in capital and reserves requirement equal to UF 800,000 (approximately US$32.7 million as of May 31, 2021).

A minimum of 50.0% of the minimum capital shall be duly paid at the moment a bank is incorporated (or at the moment of receiving authorization to start operations, in the case of a branch of a foreign bank). There is no legal term to pay the remaining capital. However, until the bank reaches the required minimum capital, its common equity tier 1 (CIET1) must be no less than 6.5% of its risk weighted assets. This requirement decreases to 5.5% of risk weighted assets after the bank’s regulatory capital reaches at least UF 600,000 (approximately US$24.5 million as of May 31, 2021).

The General Banking Law also provides that paid-in capital and reserves of a bank, net of investments in subsidiaries (the “net capital base”), cannot be less than 3.0% of total assets, net of mandatory provisions, while its regulatory capital, cannot be less than 8.0% of its risk-weighted assets after the bank reaches the minimum required paid-in capital. As of the date of this Annual Report, all Chilean banks met or exceeded Chile’s legal capital adequacy guidelines.

The amendment to the General Banking Law of 1997 implemented a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Supervision in 1988 (“Basel I”). The principal change that Chile made to the “Capital Adequacy Guidelines” was to assign a relatively greater risk-weight to mortgage loans (60.0% rather than 50.0%).

Amendment to the General Banking Law

In January 2019, Law 21,130 was published in the Official Gazette introducing significant amendments to the General Banking Law (the “Amendment to the General Banking Law”). The main purpose of the law is to implement Basel III recommendations increasing capital requirements of the banking industry. In addition, the Amendment to the General Banking Law contains amendments to other provisions of the General Banking Law that are independent of these recommendations, including improvements to the corporate governance of the regulator and upgrades to the framework to deal with distressed banks. The most significant amendments introduced are:

(i)            a strengthening of banking supervision through the merger of the SBIF into the CMF, which took place on June 1, 2019;

(ii)            a strengthening of risk-based capital requirements in accordance with Basel III, which strengthening takes into account risks relating to counterparties as well as market and operational risks. In particular, the Amendment to the General Banking Law establishes obligations for banks to increase their capital to protect themselves from future shocks, such as:

a.             the requirement that common equity tier 1 capital (CET1) remain at least (A) 4.5% of a bank’s risk-weighted assets, and (B) 3.0% of a bank’s total assets, in each case, net of required allowances for loan losses;

b.           a new capital requirement of 1.5% of a bank’s risk-weighted assets that can be achieved with common equity tier 1 capital or hybrid capital instruments (Additional Tier 1) such as preferred stocks or perpetual bonds; and

c.           a capital requirement of 2.0% of a bank’s risk-weighted assets that can be satisfied with subordinated debt or additional provisions (Tier 2).

Additionally, the amendment to the General Banking Law introduced a conservation buffer of 2.5% of bank’s risk-weighted assets, and failure to comply with this limit will generate restrictions on the distribution of dividends. A countercyclical buffer of up to 2.5% of the bank’s risk-weighted assets was also introduced as part of the new General Banking Law, which will require banks to create additional capital buffers in accordance with the economic cycle. The countercyclical buffer will be determined by the Chilean Central Bank in coordination with the CMF. Both the conservation buffer and the countercyclical buffer will be gradually phased in over a four-year period beginning in December 2021;

(iii)       the granting of new discretionary powers to the CMF, such as the authority to (a) establish new rules to determine a bank’s risk weighted assets and to approve each bank’s internal model for determining its risk weighted assets’; (b) determine what type of instruments qualify as additional tier 1 capital (such as preferred shares and perpetual bonds) and establish requirements for the issuances of such instruments; (c) impose further capital requirements for systemic banks and under Pillar 2, both in accordance with Basel III (in addition to those described above); and (d) require banks to prepare balance sheets as of certain dates, which shall be prepared by external auditors if so required by the CMF;

(iv)       incorporation of the concept of banks of systemic importance, considering size, technology development, and complexity of each bank and granting powers to the CMF to require more capital (up to an additional 1.0% to 3.5% of common equity 1 capital over risk weighed assets and up to 5.0% of common equity tier 1 capital over total assets) and impose greater reserve requirements to guarantee liquidity, and set restrictions on certain operations, among other requirements. Furthermore, banks will be required to obtain authorization from the CMF prior to a merger or acquisition that would lead to the acquiring bank (or any other bank) becoming systemically important;

(v)       new rules on bank recovery and liquidation. If liquidity, mismanagement or solvency problems arise, the bank shall immediately notify the CMF and submit a regularization plan if such problem remains during a five day period. In case such plan is not submitted or is rejected by the CMF, an inspector or provisional manager (administrador provisional) may be appointed by the CMF. While the first of these officers can only block certain actions by a bank’s management, the latter completely replaces the board of directors and assumes all of its powers. Further, the Amendment to the General Banking Law eliminates the possibility of reaching a reorganization agreement with creditors (convenios) in insolvency scenarios; therefore, if the regularization plan or the provisional manager’s recovery efforts fail, the CMF will, with the approval of the Central Bank, revoke the relevant bank’s license (autorización de existencia), declare it in forced liquidation and appoint a liquidator;

(vi)       an extension on the maximum tenor of interbank loans granted to banks that have to undertake measures for early intervention (medidas para la regularización temprana), from two to three years subject to meeting certain conditions in terms of relevance for the creditor bank’s regulatory capital;

(vii)       establishes a limit on the amount that a bank may lend to affiliated persons or entities of 30.0% of a bank's regulatory capital;

(viii)       strengthens the corporate governance of the supervisory body; and

(ix)        enacts changes in Chilean government guarantees on time deposits. See “Monetary and Financial System—Financial Sector—Deposit Insurance”.

Pursuant to the Amendment to the General Banking Law, the CMF gradually assumed the powers of the SBIF and it (or other regulators, as applicable) had 18 months from June 1, 2019 (the date the CMF effectively assumed the SBIF’s powers) to enact all applicable regulation implementing the changes provided for in the Amendment to the General Banking Law.

On December 1, 2020, following the publication of new chapters of the Compendium of Banking Rules relating to Tier 3 and the determination of risk-weighted assets, the CMF announced the culmination of the regulatory implementation process of Basel III standards in Chile. Notwithstanding the foregoing, the actual implementation of Basel III requirements was postponed until November 30, 2021, and in the case of Tier 3 requirements, until 2023.

On November 2, 2020, the CMF published the criteria to identify systemically important banks and to determine the corresponding application of strengthened capital requirements to these institutions, in line with the requirements of the General Banking Law. In accordance with the criteria, in March 2021, six banks were identified as systemically important. However, the banks are not yet required to meet the additional capital requirements, given the flexibility in the implementation of Basel III granted as a result of the COVID-19 pandemic. The CMF is expected to indicate the first additional requirements for systemically important banks in March 2022, which will be applicable in December of the same year. However, the full implementation of the additional requirements will only be required in December 2025, as they will be phased in gradually.

On December 1, 2020, the CMF published the methodology to determine operational risk-weighted assets in banking institutions, in line with the requirements of the General Banking Law. Operational risk is the risk of loss due to the inadequacy or failure in processes, employees and/or internal systems or due to external events. The new methodology became effective in December 2021.

On October 9, 2020, the CMF published the methodology to calculate the regulatory capital of banking entities, in line with the requirements of the General Banking Law. The measures put forth by the CMF consider a special treatment for deferred taxes when a bank gets a government guarantee. This would be the case for Banco Estado, mainly given the additional 40.0% tax rate Banco Estado is required to pay as a state-owned entity. The government guarantee contemplated in the CMF’s suggested measures must be approved by the Ministry of Finance and regulated further to make it operational. These measures became effective in December 2021 with a phase-in period of four years becoming fully effective as December 2025.

On October 5, 2020, the CMF published the rule that establishes the calculation of the relationship between CET1 and total assets (called the leverage ratio), which became effective immediately. Although the General Banking Law of 1997 considers the ratio between CET1 capital (numerator) and total assets (denominator) cannot be less than 3%, the standard introduces improvements in the measurement of both components according to the latest Basel standards.

On September 28, 2020, the CMF published the regulations for the supervision of compliance with the so-called capital buffers, in accordance with articles 66 bis and 66 ter of the General Banking Law and the latest BCBS agreement. Capital buffers constitute an additional capital requirement above the legal minimum set in the Law and are divided into 2 types: a conservation buffer (CCoB), and a counter-cyclical buffer (CCyB). The Chilean Central Bank is in charge of activating the CCyB, prior to a favorable opinion from the Commission. In the event that there is a deficit in the buffers, the bank is restricted from paying out dividends in proportion to the deficit. The regulation considers a transition period of four years, to reach the complete capital buffer regime by 2024.

On December 1, 2020, the CMF published the regulations that establish the methodology for determining the bank’s credit risk-weighted assets. According to article 67 of the General Banking Law, the CMF presents a standard model and the principles for the use of internal models in the determination of risk weighted assets (RWA). The mechanism currently in force estimates risk weights using a methodology based on the Basel I standard. This only method distinguishes only five categories of assets and the use of internal models. Currently, techniques for mitigating exposure via guarantees, is not allowed. The regulations took effect in December 2021.

On November 24, 2020, the CMF published the regulations that establish the requirements for the issuance of preferred shares, bonds without a fixed maturity term (AT1) and subordinated bonds (T2), to be considered as regulatory capital and thus, these instruments can be used to absorb losses when the issuing bank experiences a decrease in capital. The regulations took effect in December 2020.

On September 14, 2020, the CMF published the regulations for the determination of additional equity requirements as a result of the supervisory review process or Pillar 2, which became effective immediately. This standard establishes the capital self-assessment process, in which the banks will determine their internal capital adequacy needs to cover their risks in a horizon of at least three years. In addition, it incorporates the CMF’s assessment of the adequacy of banks’ capital to support their risk profile, as determined in the annual supervisory review process.

On December 1, 2020, the CMF published the regulations that establish a new standardized methodology to determine a bank’s market risk-weighted assets. The new calculation took effect in December 2021.

On December 1, 2020, the CMF published the regulations that establish provisions related to the promotion of market discipline and financial transparency, following the recommendations of Pillar 3 of the Basel capital framework. These regulations are designed to allow the market and others utilizing the banks’ information to access a single format, in order to facilitate the analysis of local banking institutions’ risk profile, their position and capital structure, as well as reducing information asymmetries between agents. These regulations are scheduled to be implemented in 2023.

Universal Credits

Banks, insurance companies, retailers and other financial institutions are now required to inform their customers of the all-in costs of the financial services they provide on standardized terms, providing customers with a useful basis on which to compare the cost of financial products and services.

Consumer Protection

In December 2011, the Consumer Protection Act was amended to include provisions applicable to financial services and products. According to this amendment, bank agreements with consumers for financial services or products must, among other requirements: (i) provide a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those which are indirectly part of the price, or that are associated with other products simultaneously contracted; (ii) expressly provide the terms related to early termination of the agreement by the bank, a reasonable cure period and the method by which a consumer will receive notice of such early termination; and (iii) allow for early termination of the agreement in the sole and absolute discretion of the customer, provided that the customer has paid all obligations in full, including any cost for the early termination.

In addition, consumers are entitled to: (i) receive information about the total cost of the product or service; (ii) receive an explanation in the case of the rejection of their credit application; and (iii) know the objective requirements to access a particular financial product.

In February 2012, Law No. 20,575 introduced the “principle of purpose” to the use of commercial and financial personal data. As a result, Chilean banks and other financial institutions can only use client financial and commercial personal data for the purposes of commercial risk assessment and in connection with the process of granting credits.

On October 24, 2017, Congress passed a bill amending the current law on the protection of consumers’ rights regime to expand the powers of the “SERNAC” (consumer protection agency). The bill increases the value of fines for infringement of consumer rights, strengthens SERNAC’s police powers, establishes the right to direct and automatic compensation in case of suspension of basic services and the right to compensation for moral damages in class actions, among other changes. As a part of the law’s approval process, the bill was reviewed by the Constitutional Court, which eliminated some of the powers granted to SERNAC and sent the amended bill for Presidential approval. On March 14, 2019, the law incorporating the Constitutional Court’s comments became effective.

Bankruptcy Law

On October 10, 2014, Law No. 20,720 (the “2014 Insolvency Law”) came into effect replacing in its entirety the Bankruptcy Code of Chile. In general terms, the 2014 Insolvency Law streamlines and shortens insolvency proceedings, establishes a framework for effective reorganization procedures that involve all classes of creditors and enhances transparency, providing for an improved legal and regulatory framework for the reorganization or liquidation of companies. The 2014 Insolvency Law also reinforces the role of the agency that supervises the insolvency proceedings and officials, the Superintendency of Insolvency and Debtor Rehabilitation (Superintendencia de Insolvencia y Reemprendimiento), granting it new responsibilities.

Key innovations of the 2014 Insolvency Law include provisions that establish debtor protection in the event of corporate or individual reorganization, whereby all creditor claims can be stayed and business transactions shielded from termination in order to foster a voluntary restructuring or reorganization plan between the debtor and its creditors. If such process fails, creditors may initiate a relatively predictable and expeditious liquidation process. These regulations facilitate proactive credit risk management and limit creditor losses arising from delays in the recognition and resolution of impaired loans, thereby leading to better asset quality and recoveries under such procedures. Other benefits include greater protection for secured creditors and clear guidelines on the ranking of related-party claims in insolvency proceedings. These changes resulted in a more efficient and structured process, and in a reduction of management time and administrative and legal costs. By virtue of Law No. 21,130, the 2014 Insolvency Law became applicable to banking entities that submit to a voluntary liquidation proceeding. In all other instances, the insolvency matters, liquidation and reorganization of banking entities are exclusively subject to the General Banking Law.

Financial Portability Law

On June 6, 2020 the Financial Portability Law was published in the Official Gazette and entered in force on September 8, 2020. The law creates and regulates the “Financial Portability” (portabilidad financiera), with the purpose of promoting competition by facilitating the ability of individuals and SMEs to change the financial institution with which they conduct business. Specifically, the statute enables the new financial provider to request the closure of financial products and complete all disengagement procedures with the current financial institution, on behalf of the customer.

In addition, the law enables financial institutions to compare different financial products offered by other financial institutions by the creation of a “liquidation certificate” (certificado de liquidación), which contains essential information of the customers and their borrowings with the former financial institution.

The law applies to banks, insurance companies, mortgage loans administrator agents and entities which grant more than 1,000 loans annually, an aggregate principal amount in excess of UF 100,000, among other financial institutions.

The application of the law is supervised by SERNAC.

Four-Part Credit and Debit Card Payment Model and Payment Cards Interchange Fee Law

In 2017, the Antitrust Court (“Tribunal de Defensa de la Libre Competencia”) determined that several changes needed to be implemented to the credit and debit cards payment market, including prohibiting joint participation among banks in card payment purchases and the regulation of transaction fees. These changes determined the need to implement a four-part payment model in Chile and the regulation of the interchange rates. The process of moving to a four-part model has been led by the Ministry of Finance, among other authorities, and it implies that the “issuing bank” of the credit or debit card being used for the transaction and the “acquirer bank” in charge of processing the payment and making sure the money is transferred from the cardholder’s bank account to the beneficiary’s bank account, are now two different entities interacting with customers and merchants. Before the four-part model, Chile had a credit and debit cards payment system based in a three-part model, where the intervening parties were customers, merchants and the “acquirer bank”.

In June 2020, four senators submitted a draft bill to the Chilean Congress setting the limits to debit and credit cards transaction fees. On December 10, 2020, the Ministry of Finance added amendments to the draft bill submitted by the senators in line with recommendations by the Antitrust Court, including subjecting transaction fees to certain limits, which will be determined by a special committee that the draft bill proposes to create.

The draft bill was approved by Congress on May 18, 2021 and regulates the interchange fees in payment with cards. It was enacted as Law 21,365 and published in the Official Gazette on August 6, 2021. This law establishes that interchange fee payment obligations for card transactions, between issuers and operators, shall be subject to the limits determined by the Committee for Setting Exchange Rate Caps. Such committee is comprised by 4 members designated by the Ministry of Finance, Chilean Central Bank, CMF and the FNE, respectively. Transaction fees’ limits will be revised every 3 years based on a technical study to be carried out by an independent entity. The CMF is expected to supervise the compliance of this law.

Internationalization of the Chilean Peso

In December 2020, the BCCH authorized the use of Ps. in several cross-border transactions effective March 1, 2021. The internationalization of the Ps. is expected to contribute to improve competition and efficiency of local financial markets and remove one of the obstacles to foreign financing/investment.

Additionally, the Chilean Central Bank continues to work towards the process of making the Ps. an eligible currency for CLS (Continuous Linked Settlement), the internationally recognized process of settling foreign exchange transactions among banks.

Capital Markets

General

Over the last 30 years, the Chilean capital markets have grown in liquidity, market capitalization and through the emergence of new instruments and counterparties, such as institutional investors. The regulatory environment of the capital markets in Chile is comprehensive and sophisticated. It requires the delivery of detailed information by certain market participants, allows for a broad array of investment options, and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates.

Capital Markets Reforms

Laws and regulations on capital markets are subject to continuous adjustments in order to be updated to market needs and international standards. During the last two decades, three major legal reforms have been passed seeking to modernize the capital markets: the First Capital Market Reform, the Second Capital Market Reform and the Third Capital Market Reform. In addition, other important amendments to the current legal framework have been enacted to improve and deepen the capital market, including the strengthening of the regulator with the creation of the Financial Market Commission as the successor entity to the Superintendence of Securities and Insurance (SVS) and the Superintendence of Banks and Financial Institutions (SBIF).

In 2000, the First Capital Market Reform, a major reform of the corporate and securities laws, became effective, providing comprehensive regulation of tender offers and corporate governance. This legislation set forth new rules regarding the necessary information that needs to be given to the public and, in general, aims to protect the interests of minority shareholders. It also included important amendments to the Corporations Act regarding corporate governance, related party transactions, voting rights for mutual funds, the elimination of restrictions on control rights for preferred shares and the creation of audit committees.

For tender offers, this legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that relevant share acquisitions be made pursuant to strictly regulated tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of their shares is not substantially above market price, that is, no more than 10.0% to 15.0% above market price (currently 10.0%, as set by the CMF).

As of 2001, foreign portfolio investors, including mutual funds and pension funds, are exempt from capital gains tax on the sale of highly traded equity and bonds made on authorized stock exchanges.

Based on other changes to tax regulations in 2001, foreign investors in Chile do not need to obtain a Chilean taxpayer identification number (a Rol Único Tributario, or RUT) to appoint and register a legal representative in Chile, and to use accounting practices authorized by the Chilean tax authorities.

In addition, in 2001, the government approved a series of measures aimed at increasing liquidity in the capital markets, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

Accordingly, the 15.0% capital gains tax for highly traded equity was eliminated as well as the tax for short-sale of equity and bonds. The withholding tax on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds was reduced from 35.0% to 4.0% and the tax on cross-border banking intermediation was eliminated. The categories of “general fund manager” and “qualified investor” were introduced into the regulatory scheme. Additionally, a system of voluntary pre-tax contributions to individual pension funds (of amounts up to UF 50, or approximately US$1,900 per year as of December 31, 2019) was established; a new stock exchange segment was organized for emerging companies with significant growth potential; and the insurance and mutual fund industries were deregulated.

The Second Capital Markets Reform was enacted in 2007 with the primary objectives of promoting access to funding, strengthening the stock exchange market, increasing the reliability of the capital markets and developing the venture capital industry. One of the key elements in the Second Capital Markets Reform was the introduction of various incentives to accomplish its primary objectives, which were crafted based on the Basel II standards.

The Third Capital Markets Reform of 2009 included measures to (i) improve the liquidity and depth of mutual funds, investment funds and exchange-traded funds (ETFs), (ii) increase access to the financial markets (for example, the reform permitted shelf registration for securitized bonds), and (iii) stimulate international financial integration. The Third Capital Markets Reform also extended the types of securities on which foreign investors are able to claim capital gains tax exemptions. This reform also sought to improve competition in the financial market through mechanisms designed to facilitate the ability of financial consumers to understand and compare credit products by establishing standardized “universal lending” agreements (contratos de crédito universal) on mortgages, credit cards and consumer loans.

On January 25, 2021, the CMF published General Rule No. 451 providing for the characteristics and requirements applicable to registered securities issuers in order to register their debt securities under a new automatic registration regime regulated by Law No. 18,045 of the securities market. The regulation seeks to help streamline the securities issuance process and access to market by issuers.

On February 9, 2021, the CMF published its fintech law proposal, which was submitted to the Ministry of Finance in November 2020. The proposal seeks, among other things, to create a legal and regulatory framework for crowdfunding platforms and other fintech activities related to the securities market, bringing the following entities within the regulatory scope of the CMF: (i) crowdfunding platforms; (ii) alternative transaction systems; (iii) order routers and financial instrument intermediaries; (iv) custodians of financial instruments; and (v) credit advisors. Upon approval of the fintech law by Congress, these entities will have to register in a public registry maintained by the CMF, and before commencing their operations they will have to demonstrate compliance with requirements associated with the level of risk of each service provided.

On March 1, 2021, the CMF began the implementation of a new structure for the regulation and supervision of the financial market based on two pillars: (i) the prudential pillar: focused on solvency and adequate risk management of supervised financial institutions, and (ii) the market conduct pillar: which aims to ensure the transparency and integrity of the stock market and the protection of financial customers. This structure is known internationally as the “Twin Peaks” model and was recommended by the International Monetary Fund (the “IMF”) to the CMF. The new structure strengthens the CMF’s supervisory model and its capabilities to prudentially monitor the solvency of financial intermediaries, market conduct, and financial customer protection. It also aims to address financial market challenges with a systemic view, addressing new risks and generating supervisory and regulatory synergies for the fulfillment of the CMF’s mandate.

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, setting new transparency requirements, reinforcing the duties of financial market agents, and regulating financial advisory provided to account holders of pension funds and other financial market matters. Law No. 21,314 amends several laws, including Law No. 18,045 on Securities Market, Law No. 18,046 on Stock Companies and the Code of Commerce. The main amendments introduced by Law No. 21,314 include: (i) adoption of the concept “anonymous whistleblower” and the benefits and other matters related to the whistleblowers; (ii) requirements of registration and supervision by the CMF of investment advisors; and (iii) broader supervisory controls of the CMF to subsidiaries of public issuers.

On June 4, 2021, the CMF began a public consultation process, which took place between June 4 and 17 of 2021, regarding a proposal that aims to simplify the registration process of securities with the Securities Registry (Registro de Valores) kept by the CMF. This will make permanent the provisions contained in General Rule No. 443 issued by the CMF on June 15, 2020, which establishes a transitory exception for the registration of debt securities in the Securities Registry of the CMF, in the context of COVID-19 pandemic, to facilitate and expedite the registration processes.

On July 2, 2021, the Ministry of Finance announced an agreement between the government and Euroclear, by which corporate debt securities of Chilean issuers will be traded through the clearing systems of Euroclear. Euroclearability of domestic corporate securities is expected to allow foreign investors to access them in a more efficient and standardized way and is expected to give Chilean corporate issuers access to a wider investor base and deeper liquidity pools.

On July 3, 2021, Law No. 21,356 was published in the Official Gazette, which establishes that people of the same gender may not exceed 60% of the total members of the boards of directors of (i) public companies created by law, whose directors are appointed by agreement of the Council of the CORFO (Corporación de Fomento de la Producción) or by any committee in which the referred Council delegates such designation; and (ii) enterprises in which the Republic of Chile has a participation of more than 50% of the capital through CORFO, and whose directors are appointed by CORFO through the Comité Sistema de Empresas Públicas, to which the Council of CORFO expressly delegates this function.

On November 12, 2021, the CMF published General Rule No. 461 which incorporates sustainability and corporate governance issues in the annual report of supervised entities, such as banks, insurance companies, issuers of publicly offered securities, general fund managers and stock exchanges. The objective is for these entities to report on their environmental, social and governance policies, practices and targets, so that investors and the general public can evaluate and select those investment alternatives in which their interests would be best safeguarded.

Productivity Law

On October 26, 2016, Law No. 20,956 was published in the Official Gazette (the “Productivity Law”). This law provides for measures aimed at boosting productivity by expanding financing options, promoting the export of services and simplifying procedures for entrepreneurs and investors. The bill is intended to reduce the financial cost of factoring arrangements, diversify investment products available for pension funds and insurance companies by introducing new investment alternatives, including infrastructure projects, and simplify the tax collection system applied to interest accrued on local securities, with the aim of facilitating access to the Chilean securities’ market by foreign investors through foreign clearing systems, among other measures. The implementation of the statute was gradual, and it became effective in November 2017.

Stock Exchanges

On October 5, 2018, the Valparaíso Brokers Exchange discontinued its operations. As of the date of this Annual Report, there are two stock exchanges operating in Chile: the Santiago Stock Exchange (Bolsa de Comercio de Santiago), which accounted for most of the equity trading in Chile during 2019, and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Profits from trading shares of stock on these exchanges represent their main source of revenue. As of December 31, 2021, the Santiago Stock Exchange had 194 listed companies and total market capitalization of US$152.5 billion.

The table below summarizes recent value and volume indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization (in billions of US$)	Annual Trading Volume (in billions of US$)	S&P/CLX IGPA(1)	S&P/CLX IPSA(2)
2015	190.4	20.7	18,151.50	3,680.21
2016	212.5	23.6	20,734.17	4,151.39
2017	296.0	37.7	27,980.78	5,564.60
2018	249.8	48.6	25,949.84	5,105.43
2019	205.8	40.9	23,393.53	4,669.85
2020	184.4	40.2	21,007.00	4,177.00
2021	152.5	44.7	21,566.82	4,308.38

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-based stocks listed on the Santiago Stock Exchange that have relevant trading activity. Pension funds are not covered by the index.
(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago and Electronic Stock Exchanges:

Consolidated Trading Volume on the Santiago and Electronic Stock Exchanges
(in billions of US$)

	2017(1)	2018	2019	2020	2021
Number of listed companies:
Equity	212	205	203	194	194
Bonds and other debt issuers	154	160	176	191	198

(1)  Includes the Valparaíso Stock Exchange, which discontinued operations on October 5, 2018.

Source: CMF, based on information from the Santiago Stock Exchange and Electronic Stock Exchange.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

Total Assets of Institutional Investors
(in billions of US$)

As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2002	35.8	12.3	6.3	1.3	0.4	56.1
2003	49.2	16.7	8.3	1.9	0.7	76.8
2004	60.5	19.9	11.8	2.4	0.8	95.5
2005	74.5	23.9	13.6	2.8	0.8	115.6
2006	88.3	25.2	17.7	4.0	0.4	135.6
2007	111.3	30.8	24.5	6.7	0.3	173.5
2008	74.3	27.8	17.9	4.4	0.2	124.6
2009	118.1	35.8	34.3	6.4	0.4	195.0
2010	148.4	42.4	38.2	9.5	0.5	239.1
2011	135.0	36.8	33.3	8.7	0.3	218.8
2012	162.0	43.7	37.9	10.2	0.4	254.2
2013	163.0	43.0	39.4	9.2	0.3	254.9
2014	165.4	41.4	44.1	9.0	0.4	260.3
2015	155.4	40.6	40.2	11.1	n.a.	247.3
2016	174.5	46.5	46.4	n.a.	n.a.	267.5
2017	210.5	47.6	54.8	n.a.	n.a.	312.9
2018	191.0	62.1	52.6	n.a.	n.a.	305.7
2019	213.0	53.6	59.8	n.a.	n.a.	326.4
2020	199.1	55.2	70.6	n.a.	n.a.	336.6
2021	168.3	52.2	59.8	n.a.	n.a.	280.3

(1)  Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

Chile began a comprehensive reform of its social security system in the early 1980s through the adoption of the Private Pensions Funds Act that eliminated many of the problems associated with the former social security system. The Private Pensions Funds Act replaced the old social security system by a privately administered system of individual pension plans. Under the pension system previously in place, contributions from current workers had been used to fund the pension payments of current retirees, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

The current pension system is based on individualized accounts with fully funded and portable benefits. Since its inception, through March 31, 2019, it has averaged real annual returns on the assets under management of 3.9%. In addition, as of December 31, 2021, the AFPs held aggregate financial assets totaling approximately US$168.3 billion, compared to US$210.0 billion as of December 31, 2020. This decrease was mainly due to the withdrawal of funds allowed pursuant to the legislation adopted to mitigate the COVID-19 pandemic. See “Recent Developments—Republic of Chile — Social Developments — Pension Funds and the Chilean Pension System”.

The pension system creates individual savings accounts, where employees are mandated to save 10.0% of every month’s salary for retirement, which is deductible from their taxable income. In addition, employees are free to add additional voluntary savings into the system in what is known as the “Second Account.” These funds are managed by one of several private sector pension fund administrators (AFPs), who use long-term growth investment strategies. All AFPs are subject to regulatory review by the SP, the main regulator, and the Chilean Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the CMF.

New beneficiaries are assigned, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process. After that period, employees may choose which AFP will manage their funds and may switch if they are dissatisfied with the performance of their investments. In 1984, the last year in which workers could elect not to participate in the new system, approximately 19.0% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years, more workers have continued to be incorporated into the AFP system and as of December 31, 2021, there were a total of 6.6 million employees in the system.

Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service pension reform bond, known as the “Bono de Reconocimiento,” reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4.0% real annual interest rate and is held by the AFP for the benefit of the worker. It is held separately from the amounts held in an individual’s savings account. This pension reform bond becomes payable into the individual’s savings account at the time the individual first becomes eligible for retirement, or upon the individual’s death or disability. Since 2004, the government has classified these obligations as “payments of non-financial liabilities.”

The following table sets forth the latest data available of the government’s cost estimate of Chile’s traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police department) for the years indicated:

Expenditures of the Social Security System
(as a % of GDP)

	Past-service pension reform bonds	Government expense for traditional pensions	Total
2002	0.66	4.26	4.92
2003	0.59	4.10	4.69
2004	0.50	3.64	4.14
2005	0.43	3.36	3.79
2006	0.35	3.03	3.37
2007	0.31	2.97	3.28
2008	0.27	3.25	3.52
2009	0.26	3.59	3.85
2010	0.22	3.31	3.53
2011	0.18	3.20	3.38
2012	0.15	3.17	3.32
2013	0.12	3.06	3.19
2014	0.10	3.13	3.23
2015	0.08	3.01	3.09
2016	0.06	2.87	2.94
2017	0.05	2.72	2.77
2018	0.04	2.57	2.61
2019	0.03	2.49	2.51
2020	0.02	2.55	2.56

Source: Chilean Budget Office.

Pension funds must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by an AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Private Pensions Funds Act requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension funds. The purpose of this fund is to provide a reserve to be used in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the Superintendency of Pensions and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years, regardless of the level of contributions actually made into the individual’s saving account at an AFP. In the case of bankruptcy of an AFP, the government guarantees certain limited liabilities of that pension fund. The government is liable for 100.0% of this obligation up to the amount of the legal minimum pension and for 75.0% of the pensions above the minimum and up to UF 45 per month (approximately US$1,640 as of December 31, 2021).

In 2002, a multi-fund plan for the AFPs was implemented. This system allows each affiliate to choose among five different funds (compared with two alternatives under the old model). Each of these funds has a different risk-return profile, determined by the percentage of its assets that can be invested in either variable or fixed income securities. Additionally, the multi-fund plan liberalizes certain investment limits applicable to pension funds.

Since 2002, tax incentives have been implemented to encourage voluntary savings in the pension system. These incentives allow workers to deduct from their taxable wage base certain voluntary contributions invested in mutual funds, investment funds and insurance plans authorized by the CMF, which are managed by different entities such as banks and life insurance companies, enlarging investment alternatives for affiliates.

Workers may withdraw some or all of their accumulated voluntary savings before retiring, in which case the net amount withdrawn is added to the income of the relevant tax cycle for the purpose of estimating income tax.

In 2008, an amendment to the Private Pension Funds Act was enacted to (i) increase competition in the AFP industry and decrease the system’s cost (mainly by assigning new beneficiaries, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process — as of December 31, 2021, the lowest administration fee started at 0.69%), (ii) assure greater pension fund profitability (by permitting AFP’s to invest in additional financial products in Chile and abroad), and (iii) foster voluntary saving (allowing employees to arrange supplementary savings agreements with their employers). This reform established, among other things, the following benefits:

•	Basic Solidarity Pension: Its main purpose is to benefit those beneficiaries who have not accumulated a sufficient amount of funds for their retirement. As of the implementation of the reform, beneficiaries are entitled to a Basic Solidarity Pension in the amount of Ps.60,000 (approximately US$71 as of December 31, 2021), which was increased to Ps.75,000 (approximately US$88 as of December 31, 2021) following the one-year anniversary of its effectiveness. For those beneficiaries with previously saved funds in their accounts, the reform contemplates a Solidarity Pension Contribution, allowing them to increase their retirement pension. The Solidarity Pension has been gradually expanded, and since 2012, it benefits all contributors who earn less than Ps.255,000 (approximately US$300 as of December 31, 2021). In 2021, 0.6 million beneficiaries were entitled to Basic Solidarity Pensions on average each month.

To effect these reforms, the amendment to the Private Pension Funds Act created the Social Security Institute, which is charged with the implementation of the basic solidarity pensions, which is fully in force, among others matters.

•	Benefits to Women: Women, who are among the poorest 60.0% of the population, receive a bond per new born child, equivalent to 1.8 times the minimum salary (Ps.505,600, or approximately US$713 as of December 31, 2021), which bonds are deposited in their pension saving accounts one month following the beneficiary’s 65th birthday.

•	Benefits to Young Workers: Workers aged 18 to 35 with an income lower than 1.5 times the minimum salary (Ps. 505,500, or approximately US$595, as of December 31, 2021) receive a subsidy, equivalent to 10.0% of the minimum salary (Ps. 33,700, or approximately US$40 as of December 31, 2021), for their first 24 contributions. Half of this subsidy is capitalized in their individual pension accounts and the remainder is provided as an employment subsidy.

•	Benefits to Independent Workers: Persons working independently have access to the Solidarity Pension System and other benefits contained in the reform under the same conditions as those people employed pursuant to a labor contract, with similar duties and prerogatives. After a gradual phase-in beginning in January 2012, participation by independent workers became mandatory on January 1, 2015.

In addition, the 2008 reform has (i) increased the competition in the AFP industry and decreased the costs of the system (mainly by mandating that new beneficiaries would be assigned, for up to 24 months, to the AFP that offers for the lowest commission in a competitive tender process), (ii) assured greater pension fund profitability (extending the limits of AFP investment in Chile and abroad), and (iii) fostered voluntary saving (allowing employees to arrange supplementary savings agreements with their employers, in order to save larger amounts).

The Bachelet administration created the Presidential Advisory Commission on the Pension System in April 2014 through Decree No. 718. This commission was comprised of 24 members, Chilean and foreign, and was mandated to prepare a report regarding the benefits, limitations, deficiencies and challenges of the current pension system in Chile with proposals on improvements to solve the system’s main deficiencies. For this purpose, the commission held meetings with civil, labor and business representatives, as well as with pension fund representatives, insurance company representatives and national and international experts. It also conducted seminars, where international experts were convened to discuss comparative trends among international pension systems. The commission issued a report in September 2015, and in December 2015, the Bachelet administration appointed a commission of ministers for its review. In August 2017, the commission of ministers submitted a draft bill to Congress. The proposed measures aim at increasing the pension funds through higher contributions funded by employers and an increase of the retirement age. Part of the contributions funded by employers would be allocated to a fund for the poor segment of the population, although the allocation mechanism is currently under study. In March 2018, the Piñera administration submitted a revised bill to Congress during the first half of 2018.

Pension funds are the largest institutional investors in the Chilean market. The volume of resources flowing into pension funds has grown steadily over time. In 1981 (the first year the system operated), pension funds’ assets totaled US$305 million, while as of December 31, 2021, these assets totaled US$168.3 billion.

In November 2018, President Piñera submitted a draft bill to Congress proposing a social security reform. This draft bill sets forth an additional monthly contribution equivalent to 4.0% of each worker’s salary to be financed by employers and increases pensions for the most vulnerable members of the society. Further, the reform includes a contribution to middle class pensions based on the number of years that each worker has contributed to the system, which will be higher for women to partially compensate them for their lower level of participation in the labor force and lower salaries. The draft bill also includes additional contributions by the government to those who voluntarily delay retirement.

On April 28, 2021, Law No. 21,330 was published in the Official Gazette to amend the Constitution and thereby allow for pension fund account holders to make a third withdrawal of funds from their individual accounts of up to 10% of the existing balances subject to a maximum withdrawal of UF 150 and a minimum withdrawal of UF 35, unless the account holder has a balance of less than UF 35 in his or her account, in which case the account holder will be allowed to withdraw the entire remaining balance. In addition, this constitutional amendment allows for beneficiaries of life annuities (rentas vitalicias) purchased from life insurance companies to withdraw, only once, and within a one-year period, up to 10% of the amount corresponding to the technical reserve that the beneficiary maintains with the relevant insurance company with a cap of UF 150. Amounts withdrawn in either type of arrangement are not subject to income tax.

Furthermore, Law No. 21,330 allows for pension fund account holders that exercise their right to withdraw to voluntarily have the mandatory employer monthly contribution to their pension fund account increased by one percentage point (i.e., from 10% to 11% of their remuneration) for a minimum period of one year. Also, the law contemplates that account holders that exercise their right to withdraw and postpone the time of their retirement will be entitled to receive a government contribution into their individual accounts for each year of postponement if and when a super majority law (Ley de Quórum Calificado) is enacted by Congress to determine the amount and manner of payment of such government contribution.

As a consequence of the entry into force of Law No. 21,330, on May 12, 2021, the insurance company Ohio National Seguros de Vida S.A. informed the CMF through a relevant fact that its controller, ON Global Holdings LLC, a subsidiary of Ohio National Financial Services, Inc. formally activated the dispute resolution mechanism established in Article 10.14 of the Commercial Trade Agreement between the United States of America and the Republic of Chile, through which it seeks to open a procedure of friendly consultations and negotiations to resolve the negative consequences of Law No. 21,330, as well as any future laws on the matter. The insurer accuses that Chile is violating the right of ON Global Holdings LLC, as a foreign investor, to receive fair and equitable treatment, as well as the regulations that prohibit all types of direct or indirect expropriations.

On June 15, 2021 Chilena Consolidada Seguros de Vida S.A., a subsidiary of Zurich Insurance Company Ltd, sent to the Ministers of Finance and Foreign Affairs a letter by means of which it formally requested to initiate a consultation process with Chile, under the provisions of Article 9 of the agreement between the Republic and the Swiss Confederation regarding the Promotion and Reciprocal Protection of Investments and its Protocol. This seeks to open a procedure of friendly consultations and negotiations to resolve the negative consequences of Law No. 21,330, while at the same time, it reserves the rights of Zurich Insurance Company Ltd to commence judicial actions against the Republic of Chile.

On May 26, 2021, the Chilean insurance companies Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., CN Life Compañía de Seguros de Vida S.A. and Compañía de Seguros Confuturo S.A. presented a claim before the Santiago Court of Appeals challenging the legality of the measures proposed by the government and the speakers of each of the Senate and the Chamber of Deputies. The insurance companies consider that Law No. 21,330 would disrupt their property rights, since the measures proposed amount to a disguised expropriation. However, on June 2, 2021, the Santiago Court of Appeals ruled inadmissible the claim, decision that was confirmed by the Supreme Court of Justice.

On May 8, 2021, Law No. 21,339 was published in the Official Gazette, which establishes a new fiscal expense related to the third withdrawal allowed by Law No. 21,330. The contribution to be made for the benefit of each insured person in its capitalization account will be up to Ps. 200,000. The beneficiaries may withdraw it voluntarily under Law No. 21,330.

Between July 26 and August 17, 2021, the CMF held a public consultation process concerning a proposal to adopt a temporary increase to annuity pensions (Pensión de Renta Vitalicia). The regulatory proposal contemplates the creation of an accessory policy, which would regulate the specific increase percentage and its conditions. This regulation would allow beneficiaries of annuities to receive larger payments during the first years of retirement thereby operating as a supplementary coverage to their pensions. People opting for annuity pensions and beneficiaries of disability pensions would be eligible for this accessory policy. On November 4, 2021, the CMF published the regulations that approved the text of the general conditions for the temporary pension increase provision.

On September 20, 2021, the President of the Republic submitted to Congress a draft bill on pension funds system reform, aimed at improving the Chilean pension system. On December 21, 2021, the President of the Republic submitted to Congress several amendments to the draft bill on pension funds system reform that was originally submitted on September 20, 2021, including the creation of a Universal Guaranteed Pension (Pensión Garantizada Universal or “PGU”). This draft bill was later approved by congress and enacted as Law No. 21,419. (See “Recent Developments—Republic of Chile — Recent Developments — Pension Funds and the Chilean Pension System”).

According to information provided by the pension fund industry, as of December 20, 2021, the total amount that pension fund account holders have redeemed pursuant to the three withdrawals permitted in connection with the COVID-19 pandemic is approximately U.S.$47.1 billion, plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1 billion as of September 9, 2021.

Insurance Companies and the Chilean Insurance System

The Insurance Companies Act of 1979 introduced a framework for the regulation of insurance companies. The basic principles included market determination of rates and commissions, equal access to foreign insurance companies, rules for commencing reserve funds and minimum capital and solvency criteria. Chilean law prescribes that life insurance companies can have liabilities equal to a maximum amount of 15 times their capital and reserves, while non-life insurance companies are limited to five times the amount of their capital and reserves.

Under the Insurance Companies Act, any person or entity offering insurance, either directly or indirectly, is first required to obtain authorization from the CMF. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

In September 2011, the government submitted a draft bill to Congress proposing amendments to the Insurance Companies Act. The bill proposes the establishment of a new monitoring system based on the evaluation of the financial risk and the risk management of insurance companies. As of the date of this report, the bill is under discussion.

As of December 31, 2021, there were 25 insurance companies operating in non-life insurance and 33 companies in the life insurance sector.

The Chilean insurance market is open to foreign investors, who are required to establish a Chilean corporation and operate it with a minimum equity capital of UF 90,000 (approximately US$3.3 million as of December 31, 2021).

Insurance companies are Chile’s second largest institutional investors, based on total volume of assets. As of December 31, 2021, the combined value of the portfolios of insurance companies stood at US$52.2 billion.

In December 2013, Congress enacted legislation amending all regulations referring to the insurance sector. This regulation introduced the following main changes: the removal of many formalities regarding insurance agreements, the incorporation of a “risk statement” to be issued by the insurer regarding the risk insured, and criminal regulation about fraud in insurance matters, among other changes.

Mutual and Investment Funds

Mutual Funds

Mutual funds were created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of 1983. However, since the early 1990s, mutual funds have had a sustained development increasing the investment alternatives in the market.

In 2001, legal initiatives intended to deregulate the mutual fund industry were introduced, providing the funds with more flexibility in their investment policy, and at the same time imposing higher standards for transparency and disclosure. Also in 2001, General Funds Managers (Administradoras Generales de Fondos) were introduced, allowing mutual funds, investment funds and housing funds to be organized under a unique managing structure, permitting them to take advantage of economies of scale in the administration of funds.

Currently, there are eight types of mutual funds, categorized by the types and maturities of securities they are permitted to invest. By the end of 2021, 20 mutual funds were chartered in Chile, with collective portfolios totaling approximately US$59.8 billion.

PUBLIC SECTOR FINANCES

General

Long term economic policies have played an important role in maintaining macroeconomic stability without sacrificing the government’s commitment to reduce poverty and create equal economic opportunities for low-income families.

The main features of Chile’s fiscal policy are the following:

•	a countercyclical policy based on a Structural Balance Policy Rule;

•	using debt to finance government policies and to support the domestic market; and

•	a commitment to social welfare.

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

Chile’s public sector accounts reflect the revenues and expenditures of the central government. Public sector debt is comprised of all debt incurred by the central government. Separate accounts are kept for municipalities; non-financial public sector institutions, including state-owned enterprises; and Banco Estado. Only capital gains from privatizations, if any, are recorded as capital revenues and presented in Chile’s public sector accounts.

Public sector accounts do not include the Chilean Central Bank’s accounts. The Chilean Central Bank runs deficits or surpluses principally due to currency mismatching. In 2021, the Chilean Central Bank recorded a profit of US$5.7 million, compared to a loss of US$487 million in 2020, mainly due to exchange rate losses. The Chilean Central Bank’s equity (patrimonio neto) was positive by US$3.3 billion as of December 31, 2021

The system of local governments currently consists of 345 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but lacks authority to levy or collect taxes or incur financial indebtedness. Municipal budgets are funded by municipal fees and taxes collected on behalf of municipalities by the central government.

Fiscal Policy Framework — Structural Balance Policy Rule

The purpose of the current fiscal policy is to contribute to macroeconomic stability and efficiently and effectively manage public assets, create and improve opportunities and ensure social protection. In order to fulfill these goals, this policy has focused on the efficient use of public resources and the transparency in their management.

Since 2001, Chilean fiscal policy has been guided by the Structural Balance Policy Rule, which requires government spending to be based on long-term revenues (known as structural fiscal revenues). Structural fiscal revenues are determined by reference to projected economic activity based on capital and labor conditions and the price of copper, estimated in advance by independent economic experts. By linking public spending to trends in structural fiscal revenues rather than cyclical fluctuations in economic activity, copper prices and other similar factors, this helps mitigate adjustments in public spending in face of adverse economic effects or when the government receives substantial transitory revenues.

In September 2006, Law No. 20,128, or the Fiscal Responsibility Law (Ley Sobre Responsabilidad Fiscal) made the Structural Balance Policy Rule mandatory for the government. See “Public Sector Finances—Fiscal Responsibility Law.”

Overall, the Structural Balance Policy Rule has effectively helped to:

•	reduce the sovereign risk (the baseline risk for the private sector);

•	make long-term spending sustainable, decreasing the vulnerability of fiscal spending to abrupt changes in external conditions;

•	provide a source of internal savings in periods of strong growth, limiting the need for foreign capital;

•	remove the traditionally cyclical effect of government spending, reducing the extent to which the Chilean Central Bank needs to raise interest rates to avoid over-heating; and

•	add predictability and credibility to government policies, eliminating the potential interpretation of spending increases in recessions as populist responses to the cycle.

In 2010, the government appointed a special committee to assess the calculation methodology of the Structural Balance Policy Rule and make recommendations for adjustment, if appropriate. The adjustments introduced consisted of excluding temporary tax adjustments from structural income, and excluding the cyclical adjustments to interest on financial assets of the public treasury applied under the initial methodology. In addition, the elasticity of social security contributions for health care was recalculated.

In July 2011, the Minister of Finance, acting on a suggestion of the special committee, created a Fiscal Advisory Board, comprised of five independent experts with experience in fiscal and budgeting topics. The Fiscal Advisory Board’s main goal is to provide expert advice for the calculation of the structural variables of the Chilean economy, additional market confidence and increased transparency on the Structural Balance Policy Rule.

Structural deficits measured in accordance with the new methodology adopted in 2010 represented 0.5% of GDP in 2013 and 0.5 % of GDP in 2014, in each case, using 2008 prices to calculate GDP and taking into consideration the structural parameters (i.e., real GDP growth and long term copper price) for each year.

In September 2015, the Ministry of Finance adopted revisions to the calculation methodology and adjustments to the presentation of the structural balance intended to capture in the presentation on-going revisions of the structural parameters (i.e., real GDP growth and long term copper price) used in calculating the structural balance, and eliminated the molybdenum price cyclical adjustment from the parameters used to determine the structural balance.

Structural deficits measured in accordance with the new methodology represented 2.0% of GDP in 2017, 1.5% of GDP in 2018, 1.5% of GDP in 2019, 2.6% in 2020 and 10.8% in 2021, in each case, taking into consideration structural parameters.

On February 16, 2019, Law No. 21,148 became effective establishing an autonomous fiscal council (the “Autonomous Fiscal Council”), which replaced the prior fiscal advisory council in the evaluation and monitoring of the cyclical adjustment of actual income made by the Chilean Budget Office. The Autonomous Fiscal Council has political and operational autonomy and is empowered to formulate observations and propose non-binding methodological or procedural changes to the Ministry of Finance as to the calculation of the structural balance. The Autonomous Fiscal Counsel is composed of five members appointed by the President of the Republic with the Senate’s consent.

Fiscal Responsibility Law

The Fiscal Responsibility Law provides the institutional framework for the Structural Balance Policy Rule that, prior to the enactment of this legislation, depended exclusively on administrative decisions and the relevant authority’s discretion. The statute draws on recommendations made by organizations such as the IMF, the IADB, the World Bank and the OECD with respect to best international practices on fiscal responsibility and transparency. The most important aspects of the Fiscal Responsibility Law related to the Structural Balance Policy Rule are described below.

Establishment of Principles of Fiscal Policy

Under the Fiscal Responsibility Law, each president must establish the principles of the administration’s fiscal policy within 90 days of taking office and expressly declare the implications this will have for the structural fiscal balance.

President Piñera set the fiscal policy target for his administration in Decree No. 743 of June 5, 2018, setting the goal of reducing the structural deficit by 0.2% of GDP each year starting in 2018, achieving a fiscal balance deficit of 1.0% of GDP by 2022.

On October 29, 2020, President Piñera issued an amendment to Decree No. 743 issued in 2018, stating his administration’s fiscal policy targets for the next two years, which include a structural deficit reduction target of 3.9% of GDP by 2022, starting with a structural deficit of 3.2% of GDP for 2020 and a structural deficit of 4.7% of GDP for 2021. The structural deficit reduction goal for 2020 was achieved, with a structural deficit of 2.6% of GDP. Due to the COVID-19 pandemic and its consequences in the Chilean economy, the structural deficit reduction goal for 2021 was not achieved, with a structural deficit of 10.8% of GDP.

Annual Calculation of Structural Balance

The Fiscal Responsibility Law also requires the government to report the structural situation of public finances, reflecting the sustainability of the fiscal policy to be implemented and the macroeconomic and financial implications of the government’s budgetary policy. The calculation of the public sector structural balance for the relevant fiscal year is a mandatory component of the budgeting process.

Contingent Liabilities

The government must disclose information regarding undertakings it has entered by way of financial guarantees. The Chilean Budget Office must report annually the total amount and nature of the liabilities for which state guarantees have been provided.

Pension Reserve Fund

The Fiscal Responsibility Law created a Pension Reserve Fund (Fondo de Reserva de Pensiones, or FRP) to cover future increases in expenditures for state-financed minimum pensions and old-age benefits. The FRP seeks to spread over time the financial burden that these liabilities will represent for the government and, at the same time, to clarify and explicitly incorporate this liability into the budgeting process and consider this factor in establishing the structural balance target.

The Fiscal Responsibility Law established an FRP contribution equivalent to the previous year’s effective fiscal surplus, with an upper limit of 0.5% of GDP and a guaranteed minimum of 0.2% of GDP. Over the first ten years of its life, no funds can be drawn. Thereafter the FRP can be up to a third of the annual increase in total expenditures for guaranteed pensions and old-age benefits. It is expected that the FRP will be exhausted in 2021, so long as withdrawals from the FRP in any calendar year do not exceed 5.0% of the expenditures for minimum pensions and old-age benefits envisaged in the budget for that year. However, Law No. 21,225 that implemented part of the Economic Emergency Plan, suspended the effective surpluses contributions to the FRP for years 2020 and 2021.

The FRP was created in December 2006, with an initial contribution of US$604.5 million.

The table below sets forth the contributions to and withdrawals from the FRP during the periods indicated, as well as the assets of the FRP at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,

	(in millions of US$)
2006	604.5	—	604.5
2007	736.4	—	1,466.4
2008	909.1	—	2,506.8
2009	836.7	—	3,420.8
2010	337.3	—	3,836.7
2011	443.3	—	4,405.6
2012	1,197.4	—	5,883.3
2013	1,376.8	—	7,335.1
2014	498.9	—	7,943.7
2015	463.9	—	8,112.2
2016	462.3	—	8,862.1
2017	505.2	313.9	10,011.0
2018	541.6	525.1	9,663.3
2019	563.9	576.5	10,812.1
2020	—	2,959.8	10,156.8
2021	—	1,576.5	7,472.9

Economic and Social Stabilization Fund

The Fiscal Responsibility Law authorized the government to set up the Economic and Social Stabilization Fund (FEES) to absorb the existing Copper Income Stabilization Funds, establishing norms for the operation and management of this fund, contributions to this fund and other matters. The FEES is designed mainly to serve as a complement to the structural fiscal balance and to provide the government with a stable financial horizon by ensuring that a portion of any fiscal surplus is saved to be used to finance the government when there is a structural deficit. In this way, the fund is intended to insulate social spending from sharp changes in the economic cycle and in prices of copper and molybdenum, while harnessing public saving to strengthen the Chilean economy’s competitiveness.

The FEES was formed in March 2007, with an initial contribution of US$2.58 billion (including US$2.56 billion that had previously been included in the Copper Income Stabilization Funds).

The table below sets forth the contributions to and withdrawals from the FEES during the periods indicated, as well as the assets of the FEES at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,

	(in millions of US$)
2007	13,100.0	—	14,032.6
2008	5,000.0	—	20,210.7
2009	—	9,277.7	11,284.8
2010	1,362.3	150.0	12,720.1
2011	—	—	13,156.6
2012	1,700.0	—	14,997.5
2013	603.4	—	15,419.1
2014	—	498.9	14,688.8
2015	—	463.9	13,966.3
2016	—	462.3	13,772.1
2017	—	—	14,738.8
2018	—	541.6	14,133.9
2019	—	2,563.9	12,233.4
2020	—	4,090.0	8,955.2
2021	—	6,196.8	2,457.2

Capitalization of the Chilean Central Bank

Under the Fiscal Responsibility Law, the government was authorized to capitalize the Chilean Central Bank until 2010, but only to the extent of the balance of the fiscal surplus that remained after the government had made its contribution to the FRP. In other words, the FRP has priority over other possible uses of the previous year’s fiscal surplus. Any portion of the fiscal surplus not used to capitalize the FRP or the Central Bank can be contributed to the FEES. Amounts equivalent to 0.5% of the annual GDP were contributed to the Chilean Central Bank in 2006, 2007 and 2008. Due to the fiscal deficit, no contribution was made in 2009 or 2010. Since the expiration of the authorization included in the Fiscal Responsibility Law, the government has not submitted any further bill to capitalize the Chilean Central Bank.

Investment Portfolio

The Fiscal Responsibility Law regulates how the Ministry of Finance invests the assets held in these new funds and other fiscal assets. Consistent with the rules adopted for the FRP, the Fiscal Responsibility Law establishes that portfolio managers may be hired for the FEES or, if the Ministry of Finance so decides, investments may be made directly by the Chilean Treasury Service. In addition, the Ministry of Finance is also empowered to entrust management of part or all of these resources to the Chilean Central Bank, acting directly or, following a tender, through third parties. If the Ministry of Finance relies on third parties for portfolio management or for certain of the transactions associated with the administration of financial assets, it must periodically commission independent audits of the condition of the funds and their management by these third parties. In addition, the law requires the Ministry of Finance to publish quarterly reports as to the condition of these funds.

Similarly, the Fiscal Responsibility Law created a financial committee to advise the Ministry of Finance on decisions regarding the investment of fiscal resources and the instructions it issues. The committee was established in 2007 with six experienced professionals in the fields of economics and finances as its members.

Management of Public Sector Assets and Liabilities

The Fiscal Responsibility Law contains rules designed to improve the management of the public sector’s assets and liabilities. Among these, the law regulates operations that commit the government to future payments, affecting institutional financial responsibilities and those of the state as a whole, and it also empowers the Ministry of National Property to charge for the use of properties it manages in order to reflect the real institutional cost of their use and promote efficiency in the use of state properties. The law also includes rules for the approval of information and evaluation systems that refer to investment projects.

Unemployment Contingency Program

The Anti-Unemployment Contingency Program (Programa de Contingencia contra el Desempleo) is intended to provide the government with adequate tools to address future high unemployment rates at a national, regional or local level. In practice, the program can be activated whenever the conditions established by Law No. 20,128 are met —that is, when the national three-month rolling average unemployment rate, measured by the INE, exceeds its average for the previous five months, or when it reaches 10.0% or more. In addition, the program can be activated when these conditions are not met but unemployment has nevertheless reached at least 10.0% in one or more Regions or specific provinces. In those cases, its resources can be used in the Region or province with the highest unemployment rates, or when unemployment reaches at least 10.0% in a specific locality even though the rate for the corresponding Region or province is less than 10.0%. The program became operational in June 2009 and the facilities available (direct employment as well as public investment initiatives that generate indirect employment opportunities, as well as unemployment benefits) were used in each year since then.

Official reports classify unemployment programs as follows, based on the objective pursued: (i) employment program for economic downturns, (ii) support for small business programs, (iii) work training and employment program, and (iv) public works programs.

Oil Prices Stabilization Funds

In 1991, the government created the first Oil Prices Stabilization Fund (Fondo de Estabilización de Precios del Petróleo, or OPSF) as a mechanism to mitigate the impact of fluctuations of international prices on domestic consumers of oil and related products. OPSF was triggered whenever the parity price (provided by the average international price from the two previous weeks) falls outside the reference band (with upper and lower limits of 12.5% over or below the reference price, respectively). Thus, when oil prices were above or below the reference band, the OPSF collected taxes or provides subsidies, to stabilize the mid-term trend in such prices. In June 2010, the OPSF was terminated.

In June 2010, the government created a new two-phase tax system instead of a fund system. The new system became effective in February 2011. The first phase of the system was initially called Sistema de Protección al Contribuyente del Impuesto Específico a los Combustibles (SIPCO), but was later modified in June 2014 and renamed Mecanismo de Estabilización de Precios de los Combustibles (MEPCO). This phase decreases taxes when international oil prices rise and increases taxes when such prices decline, such that the Chilean Treasury assumes the effects of stabilization on its tax revenue. The price band was set at 5.0% in 2014 and reference prices are set in pesos. In the second phase (Seguro de Protección al Contribuyente del Impuesto Específico a los Combustibles, or SEPCO), at the government’s discretion, the Ministry of Finance, on behalf of the Republic of Chile, is authorized to enter into derivatives to hedge oil price increases. The cost and indemnities paid under the derivatives are transferred to the specific indemnities paid under the derivatives are transferred to the specific tax applied to oil products which decreases when international oil prices exceed the reference band and increases when prices decline below the reference band, thereby transferring the benefits of this stabilization mechanism to consumers. Legislation approved in May 2012 improved SEPCO to avoid extreme shifts in consumer oil prices. This second phase has not been implemented.

Budget Law and Political Initiatives

Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or public financial management. Only the executive branch can propose bills on these matters, subject to approval or disapproval by Congress.

The responsibility for the preparation of the central government budget lies with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President of the Republic submits a budget bill to Congress no later than three months prior to its effective date (generally, each September 30). Congress reviews the proposed budget, but is only permitted to reduce expenditures; it may not change revenue estimates, increase expenditure items, reallocate funds or change financial management regulations. Congressional approval is normally obtained by the end of November. If the budget bill is not passed by Congress within 60 days of its submission by the president, it is deemed approved and becomes law. The government may submit to Congress supplementary budget bills in order to amend the budget law.

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(In billions of US$ and % of total GDP)

	2017		2018		2019		2020		2021
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Current Revenues and Expenditures
Revenues	61.2	20.9	65.6	22.0	60.1	21.3	50.7	20.0	76.2	24.0
Net taxes(1)	50.0	17.1	53.6	17.9	49.2	17.4	40.8	16.1	59.6	18.8
Copper revenues(2)	1.5	0.5	1.7	0.6	1.0	0.4	1.3	0.5	5.8	1.8
Social Security contributions	4.3	1.5	4.4	1.5	4.3	1.5	3.9	1.5	3.7	1.2
Donations	0.2	0.1	0.2	0.1	0.2	0.1	0.1	0.1	0.1	0.0
Real property incomes	1.3	0.4	1.4	0.5	1.6	0.5	1.1	0.4	0.7	0.2
Operational revenues	1.5	0.5	1.6	0.5	1.5	0.5	1.0	0.4	1.7	0.5
Other revenues	2.5	0.9	2.8	1.0	2.4	0.8	2.5	1.0	4.5	1.4
Expenditures	58.3	19.9	59.6	20.0	57.5	20.4	69.2	27.3	100.6	31.7
Wages and salaries	13.9	4.8	14.4	4.8	14.0	4.9	13.4	5.3	15.4	4.8
Goods and services	5.7	1.9	5.7	1.9	5.5	1.9	5.5	2.2	6.3	2.0
Interest on public debt	2.4	0.8	2.5	0.8	2.6	0.9	2.4	1.0	2.7	0.9
Transfer payments	24.4	8.3	24.9	8.3	24.6	8.7	27.9	11.0	53.3	16.8
Transfers to social security	11.8	4.0	11.8	4.0	10.7	3.8	11.1	4.4	12.2	3.9
Others	0.1	—	0.2	0.1	0.1	0.1	0.1	0.1	0.2	0.1

Capital Revenues and Expenditures
Revenues
Asset sales	—	—	—	—	—	—	—	—	—	—
Expenditures
Investment	6.3	2.1	6.1	2.0	5.7	2.0	4.5	1.8	5.7	1.8
Capital transfers	4.7	1.6	4.9	1.6	4.9	1.7	4.1	1.6	4.8	1.5

Central government balance	(7.6)	(2.7)	(4.9)	(1.6)	(8.0)	(2.8)	(18.5)	(7.3)	(24.4)	(7.7)
Structural balance(3)	(5.6)	(2.0)	(4.0)	(1.5)	(4.7)	(1.5)	(6.6)	(2.6)	(34.1)	(10.8)
Non-financial public institutions balance	2.9	1.0	1.5	0.5	—	—	3.6	1.4	n.a.	n.a.
Consolidated non-financial public sector surplus (deficit)	(4.7)	(1.7)	(3.4)	(1.1)	—	—	(14.4)	(5.7)	n.a.	n.a.

(1)	Taxes collected net of refunds.

(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra budgetary expense in accordance with IMF accounting guidelines.

(3)	Reflects the amount that revenues and fiscal spending would have reached if GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it is intended to exclude the effects of cyclical economic activity fluctuations and the price of copper.

n.a. = Not available

Source: Chilean Budget Office.

Government Revenue

Public sector revenues increased to Ps.42,019 billion (equivalent to US$65.6 billion) in 2018 from Ps.37,679 billion (equivalent to US$61.2 billion) in 2017. Net taxes increased to Ps.34,304 billion (equivalent to US$53.6 billion) for 2018, compared to Ps.30,754 billion (equivalent to US$50 billion) for 2017. Copper revenues increased to Ps.1,117 billion (equivalent to US$1.7 billion) in 2018 from Ps.898.9 billion (equivalent to US$1.5 billion) in 2017. This increase is attributable to an increase in the annual average of price for copper, which was US$3.0 per pound in 2018, as compared to US$2.8 per pound in 2017.

For 2018 the government recorded a fiscal deficit equivalent to US$4.9 billion, or 1.6% of GDP, and a structural fiscal deficit of US$4.0 billion, or 1.5% of GDP, for 2018.

Public sector revenues increased to Ps.42,240 billion (equivalent to US$60.1 billion) in 2019 from Ps.42,019 billion (equivalent to US$65.6 billion) in 2018. Net taxes increased to Ps 34,579 billion (equivalent to US$49.2 billion) for 2019, compared to Ps.34,304 billion (equivalent to US$53.6 billion) for 2018. Copper revenues decreased to Ps.710.9 billion (equivalent to US$1.0 billion) in 2019 from Ps.1,117 billion (equivalent to US$1.7 billion) in 2018. This decrease is attributable to a decrease in the annual average of price for copper, which was US$2.7 per pound in 2019, as compared to US$3.0 per pound in 2018.

As a result, for 2019, the government recorded a fiscal deficit equivalent to US$8.0 billion, or 2.8% of GDP, and a structural fiscal deficit of US$4.3 billion, or 1.5% of GDP.

Due to the economic and social crisis caused by the COVID-19 pandemic, public sector revenues decreased to Ps.39,854 billion (equivalent to US$50.3 billion) in 2020 from Ps.42,240 billion (equivalent to US$60.1 billion) in 2019, and net taxes decreased to Ps 32.3 billion (equivalent to US$40.8 billion) for 2020, compared to Ps. 34,579 billion (equivalent to US$49.2 billion) for 2019. Copper revenues increased to Ps. 1,019 billion (equivalent to US$1.7 billion) in 2020 from Ps. 710.9 billion (equivalent to US$1.0 billion) in 2019. This increase is attributable to an increase in the annual average of price for copper, which was US$2.8 per pound in 2020, as compared to US$2.7 per pound in 2019.

As a result, for 2020, the government recorded a fiscal deficit equivalent to US$18.5 billion, or 7.3% of GDP, and a structural fiscal deficit of US$6.7 billion, or 2.6% of GDP. As of April 30, 2021, the fiscal deficit for 2021 is expected to be approximately US$12.4 billion, or 3.8% of GDP.

Public sector revenues increased to Ps.57.9 billion (equivalent to US$76.2 billion) in 2021 from Ps.40.1 billion (equivalent to US$50.7 billion) in 2020. Net taxes increased to Ps.45.2 billion (equivalent to US$59.6 billion) for 2021, compared to Ps.32.3 billion (equivalent to US$40.8 billion) for 2020. Copper revenues increased to Ps.4.4 billion (equivalent to US$5.8 billion) in 2021 from Ps.1.0 billion (equivalent to US$1.7 billion) in 2020. This increase is attributable to an increase in the annual average of price for copper, which was US$4.2 per pound in 2021, as compared to US$2.9 per pound in 2020.

As a result, for 2021, the government recorded a fiscal deficit equivalent to US$24.4 billion, or 7.7% of GDP, and a structural fiscal deficit of US$34.1 billion, or 10.8% of GDP.

Taxation

Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. Tax revenues in any given year are dependent on developments affecting the economy taken as a whole, as well as variations affecting each sector of the Chilean economy. In 2021, tax revenues represented 18.8% of GDP, reflecting an increase of 2.7% compared to 2020.

Chile’s tax structure includes indirect and direct taxes.

Indirect taxes represent the largest source of tax revenue and include value-added tax (VAT), specific consumption taxes and customs duties.

VAT is levied at a single rate of 19.0% on sales of goods and services, as well as on imports. There are limited exemptions, principally in the area of exports of goods and services and the performance of professional and independent personal services. VAT charged on goods sold and services rendered represents for the taxpayer a fiscal debit that must be declared and paid on a monthly basis, after deducting the fiscal credit represented by VAT borne on purchases, imports or services received for the same tax period or the accumulated unused balance from prior periods.

Specific consumption taxes include taxes on fuel, tobacco and beverages sales. In the 2014 tax reform, corrective taxes were raised, in the case of tobacco, or introduced, in the case of certain beverages. These changes are reflected in the tables below:

Corrective Taxes Rates per the 2014 Tax Reform

Beverages
(%)

2014 Specific Tax Rate
Non-alcoholic beverages	10.0
Non-alcoholic beverages containing added sugar	18.0
Alcoholic beverages, wine and beer	20.5
Other alcoholic beverages, including distilled liquor	31.0

Tobacco
(%)

	2013	2014
Ad valorem tax rate	60.50	30.0
Per unit (UTM)(1)	0.000128803	0.0010304240

(1)  Unidad Tributaria Mensual (monthly inflation-linked unit). As of December 31, 2014, the UTM equaled Ps.43,198.

Ad Valorem Tax Rate

Customs duties consist of an ad valorem tax on imports. The rate is 6.0%, although the effective import tariff was 0.9% in 2014 because of the volume of imports that benefit from free trade agreements to which Chile is a party.

Direct taxes include the corporate income tax and personal income tax. Under the 2014 tax reform, corporate income was annually taxed at a rate of 25.0% or 27.0%, depending on the regime companies adopted. Under the “attribution regime,” which levied a 25.0% tax rate on company income for each tax year, income taxes were immediately allocated to the company’s shareholders. Under the partially integrated regime, tax was levied at a 27.0% rate on a company’s annual income. A shareholder of a company operating under partially integrated regime could claim a personal income tax credit of up to 65.0% of the taxes paid by the company attributable to that shareholder, unless the shareholder was resident in a country with which Chile had entered into a tax treaty, in which case the shareholder could claim a tax credit of up to 100.0% of the taxes paid by the company attributable to that shareholder. For a description of the tax regime following the 2020 Tax Reform, see “Recent Developments—Public Sector Finances—Government Revenue—Recent Tax Reforms.”

The following table sets forth the composition of the central government’s tax revenues for the periods indicated:

Composition of the Central Government’s Tax Revenues
(as a percentage of total revenues)

	2017	2018	2019	2020	2021
Value-added tax	52.0	55.9	56.4	49.4	50.3
Income tax	43.1	49.6	49.1	38.8	41.6
Other taxes on goods and services	9.0	9.4	9.7	8.8	6.0
Foreign trade tax(1)	1.1	1.2	1.1	0.9	1.0
Other taxes	—	—	—	2.1	1.0
Total	100.0	100.0	100.0	100.0	100.0

(1)	Customs duties.

Source: Chilean Budget Office.

Tax Measures for Foreign Investors

Foreign shareholders are generally subject to capital gains tax at a rate of 35.0%. Certain foreign institutional investors are exempt from capital gains tax on corporate bonds issued before May 1, 2014 and all foreign investors are exempt from capital gains tax on corporate bonds issued after May 1, 2014 as long as the issuer makes the appropriate election under article 104 of the Income Tax Law. Generally, interest income paid to individuals or legal entities not domiciled in Chile is subject to withholding tax at a rate of 35.0% (or 4.0% in certain cases).

Chile applies transfer pricing rules in transactions between related parties. In this regard, the Income Tax Law provides for the application of the following methods: cost plus method, resale minus method and reasonable profitability method (or comparable uncontrolled price method). Provided no domestic comparable securities exist, the Chilean tax administration may challenge transfer prices on the basis of information available in the international market regarding the value of the same type of goods or services.

The government has entered into, and is currently negotiating with other countries, international agreements to avoid double taxation and to prevent tax evasion. Most of these agreements are or are expected to be based on the OECD model agreement. The following table shows the status of these agreements as of the date of this Annual Report:

Status of the Agreement

In force	Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Colombia, Croatia, Czech Republic, Denmark, Ecuador, France, Ireland, Italy, Japan, Malaysia, Mexico, Norway, New Zealand, Paraguay, Peru, Poland, Portugal, Russia, Spain, Sweden, Switzerland, South Africa, South Korea, Thailand, United Kingdom and Uruguay.

Signed	United States, India, United Arab Emirates and Netherlands.

The agreement with the United States has been approved by the Chilean Congress, but is still pending the U.S. Congress approval to become effective.

Government Expenditures

In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance. In 2017, public expenditures grew in real terms by 4.7%, mainly due to a 6.3% increase in current expenditures, while capital expenditures decreased by 2.8% during such year. In 2018, public expenditures grew in real terms by 3.4%, mainly due to the 3.9% increase in current expenditures, while capital expenditures increased by 0.9% during such year. In 2019, public expenditures grew in real terms by 4.2%. In 2020, public expenditures grew in real terms by 10.4%, mainly due to a 14.4% increase in current expenditures as a response to the COVID-19 crisis, while capital expenditures decreased by 11.4% during such year. In 2021, public expenditures grew in real terms by 33.4%, mainly due to a 36.4% increase in current expenditures, while capital expenditures increased by 8.7% during such year.

The largest category of the government’s expenditures has generally been social programs, particularly social security, health and education. In 2020, the latest available data, social programs, support systems to protect families, including national administration expenditures, accounted for 89.4% of total government expenditures. During the 2017-2020 period, expenditures for social programs grew in real terms at an average annual rate of 6.4%.

Interest payments on public debt amounted to 2.7% of the governments expenditures in 2021, representing 0.9% of GDP.

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures
(in billions of constant 2021 Pesos)

	2017	2018	2019	2020
National administration(1)	7,906	8,545	8,661	8,491
Social programs
Health	8,483	9,395	10,138	12,091
Housing	598	624	657	707
Social security	10,823	10,978	11,995	16,286
Education	9,168	9,944	10,636	10,864
Other social programs	515	510	556	557
Total	29,586	31,451	33,982	40,505

Economic programs(2)	5,133	5,188	5,510	5,797

Total central government expenditures	42,643	45,185	48,153	54,793

Interest payments on public debt	1,459	1,613	1,810	1,937

(1)	Includes government, defense, justice and security functions.

(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Chilean Budget Office.

Recent Measures

On March 10, 2021, the Chamber of Deputies commenced discussions of a constitutional reform bill that seeks to create a one-time extraordinary tax on large fortunes (“Impuesto al Patrimonio de las Grandes Fortunas”). In particular, and in the context of the COVID-19 pandemic, it has been proposed to impose a 2.5% tax on individuals with assets in Chile and abroad in excess of US$22 million as of December 31, 2019. In addition, the government expects members of Congress to propose tax measures, which could generate greater pressure to increase taxes. The Ministry of Finance has created a group of tax experts to review existing tax exemptions and propose their abrogation or reform.

On April 29, 2021, a group of members of Congress from the government’s political parties proposed additional changes to reduce the VAT rate from 19% to 10% and, in some cases, to 4%, until December 31, 2022. If the proposal is approved, the 10% VAT rate would apply, among others, to: (i) fuels applicable to the imports or sales of automotive gasoline for vehicle consumption, (ii) sanitary products or equipment used to prevent, diagnose or cure diseases of humans or animals, and (iii) health and dental care that are not already exempted. The 4% VAT rate would apply, among others, to: (i) basic products such as bread, flour, eggs and milk, (ii) books, newspapers and magazines that do not contain mainly advertising, and (iii) prostheses and internal implants for disabled persons.

On May 18, 2021, the Chambers of Deputies voted against approving the “super-wealthy” tax and all other measures described above, except for the VAT reduction, which was approved. The VAT reduction is pending approval by the Senate.

On September 12, 2018, a group of Deputies proposed a bill of Law that established compensation ("mining royalty") for the exploiting of copper, lithium, and other minerals. The payment will be destined to mitigate environmental effects on the affected communities. Furthermore, this compensation must be paid annually by the mining operator.

On May 6, 2021, the Chambers of Deputies approved this draft bill. Given that the Constitution affords the President of the Republic with the exclusive power to initiate a draft bill on tax matters, if Congress approves this draft bill, the President of the Republic may challenge its constitutionality in the Constitutional Court (Tribunal Constitucional).

Defense Expenditure

In September 2019, Congress repealed the Reserved Copper Act (Ley Reservada del Cobre), which set forth the government’s obligation to contribute to defense spending in an amount equal to 10.0% of Codelco’s revenues from the export of copper and related by products and replaced it with the Armed Forces Financing Act (Ley de Financiamiento de Fuerzas Armadas). Such legislation establishes a dedicated fund (Fondo Plurianual para las Capacidades Estratégicas de la Defensa) to finance the Chilean armed forces’ medium and long-term expenses, from operating expenses to associated infrastructure, as well as a committee (Consejo del Fondo Plurianual para las Capacidades Estratégicas de la Defensa) comprised of five members in charge of overseeing the control of financial flows. In order to support the Chilean armed forces’ capabilities, the government will make an initial contribution (aporte basal) to the dedicated fund, while the Chilean Central Bank will be responsible for managing a strategic contingency fund (Fondo de Contingencia Estratégico), to be used in critical situations. The legislation also introduces an eight-year national defense policy, which includes a four-year investment plan for the employment of such funds, supervised by the Office of the Comptroller General of the Republic (Contraloría General de la República) and reviewed by the technical commissions (Comisiones Técnicas) of the Senate and the Chamber of Deputies. Codelco’s contributions to defense spending will be phased out over a decade.

2022 Budget

The 2022 budget law (Law No. 21,395) was published in the Official Gazette on December 15, 2021.

The main objectives of the 2022 Budget include:

•	Advancing public health by strengthening the health system at all levels, including, personnel, infrastructure, equipment and technology, as well as the creation of a special extraordinary health fund for an estimated amount of US$1.0 billion to continue the fight against the COVID-19 pandemic and the reduction of waiting lists at the public health system, in particular for surgery and complex treatments.

•	Economic reactivation and job creation, among others: (i) an increase in public investment to stimulate economic activity and job generation, mainly concentrated in housing, through the granting of a subsidy that is expected to benefit approximately 50,000 families and contribute to public works related to water resources infrastructure and sports infrastructure for the Santiago 2023 Pan American Games; (ii) resources to support the transition and termination of programs implemented in the context of the Covid-19 pandemic, such as the Labor IFE; and (iii) a special fund within the Public Treasury to promote the creation of new jobs; and (iv) programs aimed at promoting women’s insertion into the labor market.

•	Advancing in public order and public safety by increasing resources to modernize the infrastructure, equipment and technology of the police (Carabineros) and the investigations police (Policía De Investigaciones);

•	Advancing a better childhood program by the creation of a new specialized protection service for children and adolescents, known as “Mejor Niñez”, which replaces the current National Service for Minors (“Sename”).

•	Improving elderly care by: (i) strengthening the Better Adult Program (Programa Adulto Mejor), which seeks the full integration of the elderly into society; (ii) expanding the coverage of the collective pension fund known as the “Pilar Solidario” and increasing the current guaranteed minimum pension amount known as “Pensión Básica Solidaria”; and (iii) increasing from approximately Ps.26,000 to Ps.35,000 the bonus for caregivers of the home care program for elderly people and dependent persons, known as “Bono a Cuidadores” (Caregivers’ Bonus).

•	Advancing in quality education and science by: (i) increasing resources to make further progress in improving the quality of education at all levels; (i) implementing a national science, technology, knowledge and innovation policy; (ii) supporting rural education through the creation of a competitive infrastructure fund for subsidized educational establishments located in rural areas and with a high rate of indigenous students, to build, remodel or repair classrooms, sports or recreational facilities.

•	Strengthening regional governments by a 5.3% increase in regional government investment and the creation of two new regional contingency and interregional equity support funds.

•	Strengthening migration programs by increasing the budget allocated to the new migration service to create four new programs associated with requirements for a better functioning of this new service.

•	Finally, the 2022 Budget initiates the recovery of the country’s savings by injecting resources to the sovereign wealth funds, by providing a contribution of US$2 billion to the FEES.

The following table sets forth the macroeconomic assumptions underlying the latest 2022 budget estimate updated in December 2021:

2022 Budget Assumptions for Effective Balance

Updated 2022 Budget Assumptions(1)
Real GDP growth (% change compared to the prior year)	3.5
Real domestic demand growth (% change compared to the prior year)	2.6
CPI (% change December 2020/2021 compared to December 2021/2022, as applicable)	6.5
Annual average nominal exchange rate (Ps./US$1.00)	825
Annual average copper price (US$ cents per pound)	410

(1)	Updated in December 2021.

Source: Chilean Budget Office.

Due to the economic recovery after the crisis derived from the COVID-19 outbreak, the 2022 budget foresees the normalization of public spending in 2022. As of December 31, 2021, the central government revenues are projected to decrease by Ps.58.3 billion in 2022 (a 4.6% decrease in real terms when compared to the Ps.57.4 billion central government revenues registered in 2021). As of December 31, 2021, the central government expenditures are projected to amount to Ps.61.0 billion in 2022 (a 24.6% decrease in real terms when compared to the Ps.75.9 billion central government expenditures registered in 2021). As a result, the effective deficit for 2022 is projected to decrease to 2.8% of GDP (compared to 7.6% of GDP for 2021), while the central government’s gross debt is projected to increase to 38.7% of GDP in 2022 (compared to 36% of GDP in 2021).

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•	Litigation: The central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, payments will be required. As of September 2021, the government had paid approximately Ps.36,965 million (approximately US$46 million as of September 30, 2021).

•	Infrastructure Concessions Program Guarantees: Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator. If the effective revenues are less than this minimum, the government is contractually required to cover the shortfall. The government estimates that approximately Ps. 352.3 billion (approximately US$414.4 million as of December 31, 2021) were paid on account of program guarantees in 2021.

•	Bank Time Deposit Guarantees: The government guarantees certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps.6.2 million or US$7,290 as of December 31, 2021) per person for each calendar year. There have been no bank defaults in Chile since the deposit guarantee program was put in place in 1960. If all banks in Chile were to default, the maximum fiscal exposure under the government guarantee, estimated as of December 31, 2021, would represent approximately 5.2% of GDP.

•	Pension Guarantees: The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years but have not saved enough money to reach the minimum pension amount. The shortfall is covered by the government. In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by providing minimum pensions for elderly and disabled citizens even if they have not contributed or have done so for less than 20 years. For 2021, government payments under the pension system represented 1.28% of GDP and are expected to reach a peak of 1.55% of GDP in 2042. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•	Pension Reform Bonds: The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.2% of GDP as of December 31, 2021, as compared to 0.4% of GDP in 2020.

•	Debt Guarantees: As of December 31, 2021, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 1.6% of GDP. Of these internal guarantees, 37.5% were incurred by EFE and 11.9% by Metro. 47.9% of the total guaranteed debt is related to the financing of higher education (authorized by Law No. 20,207).

•	University Loan Guarantees: Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students complete or otherwise terminate their studies. The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities. As of December 31, 2021, the government’s maximum exposure under the program was estimated to represent 1.42% of GDP.

•	CORFO Investment Fund: Since 1985, CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities. With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital. The aggregate amount of the guaranteed liabilities as of September 30, 2021, totaled approximately Ps.513 billion (approximately US$655 million as of September 30, 2021). CORFO’s liabilities are not expressly guaranteed by the government.

•	Small Enterprise Guarantees Fund (FOGAPE): The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies. As of September 30, 2021, FOGAPE granted guarantees for a total amount of US$6,169 million.

As of December 31, 2021, the government’s total contingent liabilities represented approximately 10.4% of GDP.

Government Litigation

Chile and many of its governmental agencies are currently, and may in the future be, subject to lawsuits before various courts. Although Chile is actively defending current disputes through the Council for the Defense of the State (Consejo de Defensa del Estado, or CDE), other specialized agencies and private domestic and international law firms, no assurances can be given regarding their outcome.

Domestically, Chile is a defendant in lawsuits before local courts seeking redress for damages allegedly caused by the actions of public institutions or civil servants. Legal defense for these cases is mainly undertaken by the Council for the Defense of the State. As of December 31, 2021, there were approximately 35,225 active judicial proceedings throughout the country, with aggregate claims of Ps. 8,574,201 million (approximately US$ 10.7 billion as of September 30, 2021), involving expropriation, criminal, civil, tax and other matters.

Claims against Chile regarding infrastructure concessions are resolved by a special arbitral system. As of September 30, 2021, disputes pending before the arbitral system involved claims representing approximately 0.25% of GDP. The government has made payments on approximately 7.3% of all claims brought against it since the system began operating. See “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions.”

Government-owned Enterprises

The following table sets forth the government’s share ownership and total assets of the principal state-owned enterprises as of December 31, 2020, and revenue and net income (loss) for the year ended December 31, 2020, unless otherwise indicated:

	Percentage of State Ownership as of December 31, 2021	Total Assets at December 31, 2021 (in millions of US$)	Revenue for the Year Ended December 31, 2021 (in millions of US$)	Net Income (Loss) for the Year Ended December 31, 2021 (in millions of US$)
Main Public Sector Enterprises:
Banco Estado (financial)	100.0	63.024	2.243	444
Codelco (copper)	100.0	43.057	21.025	2.069
ENAP (oil and gas)	100.0	6.928	7.655	141
Enami (mining)	100.0	1.443	1.540	30
EFE (railway)	100.0	3.869	102	(153)
Metro S.A. (Santiago’s subway)	100.0	8.924	295	(552)

Source: Chilean Budget Office.

Banco Estado

Banco Estado is an autonomous commercial bank, wholly owned by the state, subject to the same laws and regulations as Chilean private-sector banks and supervised by the CMF. It is one of the largest Chilean financial institutions. As of December 31, 2021, Banco Estado had 416 branches and had issued approximately 11 million term savings accounts. It offers comprehensive financial services throughout the country, with an extensive network of electronic distribution channels and branches extending to rural areas as well. It also contributes to the development of the local economy, playing a significant role in permitting credit access for small- and medium-sized enterprises and in savings for small investors. Banco Estado accesses the international capital markets from time to time, as part of its financing strategy. The government also makes capital contributions from time to time, whether in cash or by authorizing the capitalization of distributable net income.

Codelco

Codelco is a mining enterprise wholly owned by the State. Codelco’s corporate purpose is to maximize the value of its mineral resources for the benefit of its shareholder, the Republic of Chile, by fully developing its vast mining resources on a timely basis, leveraging its experienced workforce, utilizing its advanced technological assets in key areas and executing strategic initiatives related to its (1) capital expenditures program, (2) improvement in operations, (3) exploration efforts, (4) investment in human capital and (5) mining association with third parties. As part of its strategy to increase production and revenues, Codelco has undertaken several projects, business ventures and associations with private sector mining and non-mining enterprises.

Under Chilean Law, Codelco’s net earnings are subject to an additional tax of 40.0% in addition to ordinary corporate income tax. Codelco is also subject to an additional mining tax that is based on its operating income each year. Income tax payments and other taxes paid by Codelco to the Chilean Treasury in 2017, 2018, 2019, 2020 and 2021 were US$1.1 billion, US$1.2 billion, US$1.0 billion, US$1.0 billion and US$3.5 billion, respectively.

In addition, the Reserved Copper Act (Ley Reservada del Cobre) sets forth the government’s obligation to contribute to defense spending (e.g., renewal of war material and equipment), an amount equal to 10.0% of Codelco’s revenues from the export of copper and related byproducts. Such funds are directly transferred by Codelco to the General Treasury of the Republic (Tesorería General de la República, or the Chilean Treasury) and then segregated in a special extra-budgetary Treasury account. Transfers under the Reserved Copper Act totaled US$1.1 billion (0.4% of GDP), US$1.7 billion (0.6% of GDP), US$1.0 billion (0.4% of GDP) and US$1.4 billion (0.5% of GDP) in 2018, 2019, 2020 and 2021, respectively. A bill was submitted to Congress in 2011, that would create a new model for financing military expenses eliminating the contributions set forth in the Reserved Copper Act. In 2019, Congress enacted legislation establishing a mechanism to finance national defense, gradually eliminating Codelco’s mandatory contributions to national defense spending. See “—Defense Expenditure.”

In December 2016 and March 2017, the Ministries of Mining and Finance approved capital contributions of US$500 million and US$475 million to Codelco, respectively. Codelco is the largest company in Chile in terms of sales.

Codelco accesses the international debt capital markets from time to time, to finance its operations.

ENAP

ENAP is a state-owned enterprise dedicated to the exploration, development and production of crude oil wells, both in Chile and abroad. ENAP also engages in the refining of crude oil to be sold to private distributors. ENAP was incorporated in 1950 and has diversified its corporate activities and business purpose from the production of crude oil wells in Chile to the refining and export of oil products, and the exploration and development of oil wells in several countries around the world. In May 2010, the government transferred responsibility for ENAP from the Ministry of Mining to the Ministry of Energy, with the Minister of Energy now serving as chairman of ENAP’s board of directors.

In October 2014, the government submitted a bill to Congress to expand the business purpose of ENAP to include the electricity generation through ENAP’s affiliates. The bill was approved by Congress and published in the Official Gazette on February 5, 2016.

In 2021, the latest available information, ENAP’s sales totaled 11.1 million cubic meters of crude oil and its by-products in the local market, of which 0.98 million cubic meters were exported.

ENAP accesses local and international bank and capital markets from time to time to finance its operations.

Enami

Enami is a wholly government-owned enterprise dedicated to the development of small and medium-scale mining companies by facilitating their access to the precious metals market under competitive conditions. To meet these goals, Enami conducts the following operations:

•	Mining Development. This operation involves mining-venture financing, technical assistance for the preparation and evaluation of projects, allocation of credit resources for the implementation of feasible projects, and access to the market by means of authorized ore purchases;

•	Ore Processing. Enami transforms sulfide and oxide ores with low copper grades into smelting products, concentrates and precipitates. Enami began producing electrowinning (EW) cathodes from oxidized ore processing in 2003; and

•	Smelters and Refinery. This operation involves Enami’s main assets ensuring the processing of the production of small- and medium-sized mining firms, under the same terms as those offered to large-scale producers in Chile. In 2005, the Ventanas foundry and smelting facility was transferred to Codelco. Enami used the proceeds of this sale to pay down its debts and begin to transfer profits to the Chilean Treasury.

EFE

EFE is a wholly government-owned enterprise dedicated to the development and management of railway infrastructure. EFE’s business is divided into three segments: passenger, cargo transportation services and real estate management. EFE’s passenger business is conducted through three affiliated operating companies: Metro Regional de Valparaíso S.A. (MERVAL), Trenes Metropolitanos S.A. (TMSA), and Ferrocarriles Suburbanos de Concepción S.A. (FESUB).

As of December 2021, Chile had a railroad network of approximately 2,000 kilometers that extends from Regions V to X. EFE is responsible for the maintenance of, and improvements to the tracks, the signaling, electrification and communication systems, control centers and the stations.

In 2021, the latest available information, EFE had operating revenues derived from passenger transport (40%), cargo (16%) and real estate management (12%).

Metro

Metro is a company wholly owned by the government. Its corporate purpose is the development, construction and operation of an urban railroad network, which is mainly underground and covers the city of Santiago and includes stations and maintenance workshops. In 2019, the railway network was composed of six interconnected lines totaling approximately 140 kilometers and 136 stations servicing approximately 703,7 million passenger trips per year and including 1,339 wagons and cabins. Metro has embraced a dynamic expansion plan, which is incorporated in the Plan Transantiago. In June 2018, the Piñera administration announced its intention to replace the Plan Transantiago with the Plan de Transporte Tercer Milenio (Third Millenium Transport Plan), which is aimed at modernizing the Chilean transport system, including the urban railroad network.

Metro’s revenues derive mainly from ticket sales, leasing advertising and commercial space, leasing and selling real estate, vending machines and providing telecommunication services. Due to large asset depreciation costs, the company historically has not recorded profits and therefore has not made contributions to the Chilean Treasury.

Capitalization of Public Companies

The capitalization of a company owned by the government must be authorized by Congress.

Codelco, as the main public company in Chile, is involved in a significant number of investment projects. In 2014, Congress approved Treasury attributions of up to US$4.0 billion between 2014 and 2018, including with retained profits of up to US$1.0 billion to support Codelco’s business and development plan. The capitalization approved was made subject to making the improvements contemplated in Codelco’s business and development plan. Additionally, it authorizes the Republic of Chile to fund its contributions with the proceeds of debt incurred in Chile or abroad, up to US$3.0 billion. In December 2014, the government issued US$1.5 billion of external bonds. On October 28, 2015, the government contributed US$600 million to Codelco’s capital. An additional US$500 million were contributed in December 2016. In January 2017, the government issued US$1.5 billion equivalent of Peso-denominated bonds placed in the local market of internal bonds. An additional capital contribution was made to Codelco in March 2017 for US$475 million. Further in 2018, the government announced a US$1,000 million capital contribution to Codelco, of which US$600 million was made in 2018 and the remaining US$400 million were contributed in 2019. In addition, in 2018, the government made a US$400 million capital contribution to ENAP.

In November 2014, Congress authorized the capitalization of Banco Estado by up to US$500 million. The capitalization law allocated US$450 million to the direct capitalization of Banco Estado and US$50 million to the Small Enterprise Guarantee Fund (Fondo de Garantía para Pequeños Empresarios, or FOGAPE), a fund administered by Banco Estado that grants partial financial guarantees to small businesses. As of December 31, 2016 the total amount authorized had been contributed.

In January 2018, Congress approved a US$47 million capitalization of Televisión Nacional de Chile and the creation of a cultural television channel.

In December 2019, the government made a US$200 million equity contribution to Metro, funded with resources included in the 2019 Budget Law.

In March 2020, the government announced an extraordinary US$500 million capital contribution to Banco Estado to expand its lending operations, within the series of extraordinary economic relief measures aimed at protecting health, salaries and employment in light of the COVID-19 outbreak.

On April 22, 2021, the President of the Republic submitted to Congress a bill authorizing a capitalization of the state-owned commercial bank of Chile (Banco del Estado de Chile) to comply with the requirements of Basel III. The capitalization is authorized for an amount of up to US$1.5 billion and will be implemented through December 31, 2025 in line with Basel III capital requirements. This capital contribution is expected to be completed by December 31, 2025, and to be financed with available assets of the Public Treasury, including resources of the FEES.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$12.8 billion as of December 31, 2017, US$14.6 billion as of December 31, 2018, US$15.8 billion as of December 31, 2019, US$21.2 billion as of December 31, 2020 and US$36.1 billion as of December 31, 2021. The ratio of public sector external debt to GDP stood at 4.4% as of December 31, 2017, 5.3% as of December 31, 2018, 5.9 % as of December 31, 2019, 10.9% as of December 31, 2020 and 12.8% as of December 31, 2021. The increase in total public sector debt in 2021 compared to 2020 was mainly due to the issuance of bonds to finance the measures implemented to prevent the spread of COVID-19 and mitigate its effects on the Chilean economy. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	2017	2018	2019	2020	2021
IDB	701.5	855.4	879.7	1,280.0	1,957
IBRD (World Bank)	160.6	146.6	142.6	140.2	144
Bonds	11,634.9	13,321.3	14,609.0	19,638.5	33,891
IDA (World Bank)	—	—	—	—	—
Others	310.6	221.02	184.3	149.4	115
Total	12,807.5	14,544.3	15,815.6	21,208.1	36,107

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, by Currency
(in millions of US$)

	2020	2021
United States Dollar	11,653	22,360
Euro	9,555	13,748
Chilean Pesos	—	—
Other	0	0
Total	21,208	36,107

Source: Chilean Budget Office.

The following table sets forth the amortization of public sector external debt by category for the periods indicated:

Amortization of Gross Total Consolidated Public Sector External Debt (1)
(in millions of US$)

	Outstanding as of December 31, 2021	2022	2023	2024	2025	2026	2027	2028 to Final Maturity
Central Government:
Multilateral organizations	33,891	62	58	52	128	55	82	1,780
Chilean Treasury bills	—	—	—	—	—	—	—	—
Chilean Treasury bonds	2,216	428	-	-	2,181	1,968	1,134	28,180
Bilateral and Other creditors	—	—	—	—	—	—	—	—
Total	36,107	489	58	52	2,308	2,023	1,217	29,960

Chilean Central Bank:
Multilateral organizations	85	—	—	—	—	—	—	85
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	—	—	—	—	—	—	—	—
Other creditors	0	0	—	—	—	—	—	—
Bonds	10	9	1	—	—	—	—	0
SDR allocations (IMF)(2)	3,549	—	—	—	—	—	—	3,549
Total	3,644	9	1	—	—	—	—	3,634

Banco Estado:
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	397.0	229.0	50.0	12.5	—	—	—	105.5
Banco Estado NY	—	—	—	—	—	—	—	—
Subtotal	397.0	229.0	50.0	12.5	—	—	—	105.5
Other creditors	4,177.0	904.0	—	136.7	1,121.4	317.0	386.3	1,311.6
Total	4,574.0	1,133.1	50.0	149.2	1,121.4	317.0	386.3	1,417.1

Non-financial public enterprises:
Multilateral organizations	916.0	16.0	—	—	—	—	—	900.0
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	667.34	234.37	150.00	102.45	—	75.0	—	105.5
Bonds	23,487.97	328.62	228.22	1.308.26	605.8	1,106.2	1,494.8	18,416.1
Other creditors	4,198.62	908.25	4.20	140.11	1.124.1	318.9	387.9	1,315.2
Total	29,269.94	1,487.24	382.42	1,550.82	1,729.9	1,500.1	1,882.7	20,736.7
Total Gross Public Sector External Debt	36,107	489	58	52	2,308	2,023	1,217	29,960

(1)	Includes medium- and long-term external debt.

(2)	Special Drawing Rights (Derechos Especiales de Giro) are an international asset reserve created by the IMF.

Source: Chilean Central Bank, Chilean Budget Office, Banco Estado and Chilean Treasury.

Private Sector External Debt Guaranteed by the Government

As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the government is the guarantor of a small portion of the private sector’s external debt. It is the government’s policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees of the government fell steadily between 1999 and 2004, and ended in 2005.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$, except ratios and as noted)

	2017	2018	2019	2020	2021
Medium- and long-term debt
Public sector(1)	44,470	48,296	57,088	64,527	78,344
Private sector	116,286	115,963	118,968	124,422	135,297
Total medium- and long-term debt	160,756	164,259	176,056	188,949	213,640
Short-term debt
Public sector(1)	2,800	2,954	2,336	3,230	3,914
Private sector	16,893	17,336	19,712	16,801	21,276
Total short-term debt	19,693	20,289	22,048	20,031	25,361
Total short-, medium and long-term debt	180,449	184,548	198,104	208,981	239,002
Use of IMF credit	—	—	—	—	—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	141.5	144.7	157.4	169.8	187.7
Total public(1) and private external debt/GDP	61.8%	58.4%	74.3%	74.1%	84.4%
Total public(1) and private external debt/exports(2)	353.0%	337.5%	354.0%	330.4%	252.4%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.

(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of December 31, 2021 Chile had the following global bonds outstanding:

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Domestic Bonds

In 2003, the Chilean Treasury issued the approximate equivalent of US$363 million long-term debt securities in UF with a 20-year term. This issuance was part of the government financing plan and was the first issue under a program designed to develop the domestic financial market. Since 2010, the government’s local bond issuances have primarily been intended to further develop the domestic market. In 2017, Chile began offering local law, peso denominated bonds in the international capital markets. In January 2017, Chile placed Ps.1 trillion in 4.5% bonds due 2021, of which Ps.161 billion were placed in the international capital markets. In June 2017, Chile placed Ps.675 billion in 4.5% bonds due 2021, of which Ps.116.8 billion were placed in the international capital markets and Ps.660 billion in 5.0% bonds due 2035, of which Ps.115.3 billion were placed in the international capital markets. In July 2018, Chile placed Ps.440 billion in 4.0% bonds due 2023, of which Ps 37.3 billion were placed in the international capital markets, and Ps.610 billion in 4.7% bonds due 2030, of which Ps.66.6 billion were placed in the international capital markets.

In May 2019, Chile placed Ps.484.96 billion in 4.0% bonds due 2023, Ps. 506.69 billion in 4.7% bonds due 2030 and Ps.350.995 billion in 5.1 % bonds due 2050 in the international capital markets. Part of the issuance was issued to repurchase Ps. 61.335 billion in 4.5% bonds due in February 2021, Ps.177.555 billion in 4.5% bonds due in March 2021 and Ps. 380.4805 of the Global Peso Bonds due in 2020.

In May 2019, Chile placed Ps.484.96 billion in 4.0% bonds due 2023, Ps. 506.69 billion in 4.7% bonds due 2030 and Ps.350.995 billion in 5.1 % bonds due 2050 in the international capital markets. Part of the issuance was issued to repurchase Ps. 61.335 billion in 4.5% bonds due in February 2021, Ps.177.555 billion in 4.5% bonds due in March 2021 and Ps. 380.4805 of the Global Peso Bonds due in 2020.

In November 2020, Chile placed Ps.1,040 billion in 2.3% bonds due 2028 and Ps. 560 billion in 2.8% bonds due 2033 in the international capital markets.

In July 2021, Chile issued 4.60% notes due 2028 through an international offering via book-building process, totaling approximately US$2.0 billion (CLP$1.5 trillion), of which Ps.701 billion were placed in the international capital markets. In December 2021, Chile issued 5.800% notes due 2024 through an international offering via book-building process, totaling approximately US$1.3 billion (CLP$1.06 trillion), of which Ps.90 billion were placed in the international capital markets.

The following table reflects the Chilean Treasury’s bond issuances since 2003:

Chilean Treasury Bond Issuances in the Local Market
(in millions of US$)(1)

As of December 31,	BTP- 3(2)	BTP- 5(3)	BTP- 7(4)	BTP- 10(5)	BTP- 20(6)	BTP- 30(7)	BTU- 5(8)	BTU- 7(9)	BTU- 10(10)	BTU- 20(11)	BTU- 30(12)	Total	% of GDP
2003	—	—	—	—	—	—	—	—	—	363	—	363	0.4
2004	—	—	—	—	—	—	—	—	—	773	—	773	0.7
2005	—	—	—	—	—	—	—	—	385	385	—	769	0.6
2006	—	—	—	—	—	—	—	—	—	—	—	—	0.0
2007	—	—	—	343	—	—	—	—	—	401	—	743	0.4
2008	—	—	—	318	—	—	—	—	—	702	583	1,603	1.1
2009	—	336	—	474	—	—	558	—	1,034	411	414	3,227	1.7
2010	—	—	—	801	—	—	641	1,099	1,558	1,374	1,374	6,847	2.9
2011	—	—	863	863	—	—	855	770	770	727	727	5,574	2.4
2012	—	—	—	521	519	—	483	229	455	516	638	3,361	1.2
2013	—	—	—	501	503	403	—	—	1,333	654	561	3,955	1.5
2014	—	247	—	387	519	280	—	—	662	602	466	3,163	1.3
2015	—	—	—	1,154	836	764	999	—	1,214	999	803	6,770	2.8
2016	—	1,034	—	1,424	724	—	1,460	—	1,460	736	736	7,574	3.0
2017	—	3,443	—	—	1,714	—	1,259	—	—	1,143	956	8,514	2.9
2018	—	1,289	—	1,253	538	—	872	—	772	701	431	5,854	2.1
2019	—	1,123	—	2,402	—	—	833	—	1,298	—	1,095	6,750	2.5
2020	—	4,312	—	827	—	—	1,061	—	—	—	—	6,201	2.2
2021	1,248	—	1,764	947	—	—	—	950	1,864	—	—	6,774	2.4

(1)	Using the exchange rate at December 31 of the applicable year, unless otherwise indicated.

Excludes debt repurchases and issuances of T-Bills.

(2)	Peso-denominated internal bonds with a term of 3 years

(3)	Peso-denominated internal bonds with a term of 5 years

(4)	Peso-denominated internal bonds with a term of 7 years.

(5)	Peso-denominated internal bonds with a term of 10 years.

(6)	Peso-denominated internal bonds with a term of 20 years.

(7)	Peso-denominated internal bonds with a term of 30 years.

(8)	UF-denominated bonds with a term of 5 years.

(9)	UF-denominated bonds with a term of 7 years.

(10)	UF-denominated bonds with a term of 10 years.

(11)	UF-denominated bonds with a term of 20 years.

(12)	UF-denominated bonds with a term of 30 years.

Source: Ministry of Finance.

As of December 31, 2021, Chile had the following local bonds outstanding:

•	6.0% Ps. 53,815 million treasury bonds due January 1, 2022;

•	0.0% Ps. 590,000 million treasury bonds due March 25, 2022;

•	0.0% Ps. 320,000 million treasury bonds due April 15, 2022;

•	0.0% Ps. 590,000 million treasury bonds due June 17, 2022;

•	0.0% Ps. 590,000 million treasury bonds due July 22, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps. 350,000 million treasury bonds due April 21, 2023;

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 320,000 million treasury bonds due June 16, 2023;

•	0.0% Ps. 590,000 million treasury bonds due July 21, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	5.80% Ps. 1,061,000 million treasury bonds due June 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 26,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 98,077.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 18,900 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.

Liability Management in the Domestic Market

In 2016, the Republic implemented a liability management program in the local market. Through this program, the Republic sold various series of UF-denominated notes due in 2021, 2026, 2035 and 2043; and Peso-denominated notes due in 2021, 2026, 2035 and 2044 to refinance outstanding Peso and UF denominated bonds for an aggregate amount of approximately US$16,162 million.

Debt Service and Debt Restructuring

Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to Latin American borrowers generally. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from banks. Chile agreed to further rescheduling with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining medium-term commercial bank loan amounts outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal or interest payments during this period.

In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank’s International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid-1990s, this debt conversion program, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

Beginning in 1995, Chile began the process of pre-paying its public sector debt rescheduled in the 1980s and new debt borrowed at that time, together with debt incurred under IMF and World Bank programs.

Between 1989 and 2008, the government serviced the debt held with the Chilean Central Bank, denominated in UF and in dollars. Until 1994, payments were generally limited to a portion of accrued interest. The debt stock increased by US$1.2 billion between 1989 and 1994, due to the capitalization of semiannual interest. From 1995 until 1999, the government amortized capital by US$1.6 billion, with a debt stock reduction of US$956 million.

In 2007, the government prepaid the last notes in dollars originally payable in 2013 and 2014 and, in 2008, repaid the debt stock denominated in UF.

In 2014, the government prepaid US$170,533,000 of its 3.875% Notes due August 5, 2020 and US$343,973,000 of its 5.5% Notes due September 14, 2021.

In 2016, the government prepaid US$89,623,000 of its 3.875% Notes due August 5, 2020; US$94,823,000 of its 3.25% Notes due September 21, 2021; US$115,881,000 of its 3.25% Notes due October 30, 2022 and US$301,869,000 of its 3.125% Notes due March 27, 2025.

On June 21, 2017, the Republic issued €700,000,000 1.875% Notes due 2030 and US$1,541,831,000 3.860% Notes due 2047. Approximately US$289.0 million of the net proceeds of the latter issue were applied to purchase certain of the Republic’s 3.625% Global Notes due 2042.

In February 2018, the Republic issued €830,000,000 1.440% bonds due 2029 and US$2,000,000,000 3.240% bonds due 2028. Approximately US$989.3 million of the net proceeds of the latter issue were applied to purchase certain of the Republic’s Notes due 2020, 2021, 2022, 2025 and 2026.

In June and July 2019, the Republic issued its US$1,418,357,000 3.500% green bonds due 2050 and €861,000,000 0.830% green bonds due 2031. Approximately US$887.0 million of the net proceeds of the former issue were applied to purchase certain of the Republic’s bonds due 2020, 2021, 2022, 2025, 2026, 2042 and 2047.

In January 2020, the Republic issued €693,685,000 0.830% green bonds due 2031, €1,269,017,000 1.250% green bonds due 2040, US$750,000,000 2.550% green bonds due 2032 and US$900,000,000 3.500 % green bonds due 2050. Approximately €469 million of the net proceeds of the former issues denominated in euros were applied to purchase and discharge certain of the Republic’s bonds denominated in Euro due 2025, 2026, 2029 and 2030.

Debt Record

Chile has regularly met all principal and interest obligations on its external debt for over 50 years.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)
 Consolidated (in millions of pesos of each year)

	As of December 31,				As of September 30,
	2017	2018	2019	2020	2021
Total financial debt	15,345,330	17,661,760	20,075,014	23,784,233	23,596,022
Financial debt, excluding debts owed to central government	15,345,330	17,661,760	20,075,014	23,784,233	23,596,022
Short-term(2)	942,758	1,571,637	1,869,678	1,547,553	1,186,423
Long-term(3)	14,402,573	16,090,123	18,205,336	22,236,670	22,409,599
Financial debt with central government(4)	—	—
Financial assets(5)	1,628,669	1,896,117	1,754,725	3,994,900	3,490,532
Net financial debt	13,485,947	15,765,644	18,320,289	19,789,232	20,105,490
Excluding central government	13,485,947	15,765,644	18,320,289	19,789,232	20,105,490

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,
	2017	2018	2019	2020	2021
Net Consolidated Debt	1.4	1.6	2.3	10.9	19.0

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	As of December 31,
	2017	2018	2019	2020	2021
Liabilities	18,953,410	20,178,583	20,869,170	29,960,494	51,140,933
Chilean Central Bank Notes and Bonds(1)	14,836,684	13,884,907	13,885,795	21,051,586	42,840,421
Fiscal Deposits	317,898	869,433	715,807	—	—
Others(2)	3,798,829	5,424,243	6,267,568	8,908,908	137
Assets without subordinated debt	24,418,382	28,060,372	32,030,318	34,941,916	53,779,314
Net International Reserves (in US$ million)	38,983	39,861	40,657	39,200	51,330
Others(3)	435,490	329,733	1,756,343	7,061,320	10,136,127
Total Net Debt without subordinated debt(1)(2)	(5,464,972)	(7,881,789)	(11,161,148)	(4,981,422)	(2,638,381)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year, except as indicated)

	As of December 31,
	2017	2018	2019	2020	2021
Debt in pesos	34,965,837	39,186,492	43,997,027	50,083,426	56,562,477
External Debt	434,345	434,345	380,481	—	—
Domestic Debt	34,531,492	38,752,147	43,616,546	50,083,426	56,562,477
Assets in pesos	13,072,668	14,483,242	16,063,376	17,783,660	20,956,075
Assets in pesos, without public enterprises(1)	13,072,668	14,483,242	16,063,376	17,783,660	20,956,075
Chilean Central Bank Deposits	—	—	—	441,382	—
Financial debt of public enterprises with the Central government	—	—	—	—	—
Net debt in pesos(2)	21,893,169	24,703,249	27,933,651	32,299,766	35,606,402
Debt in U.S. dollars (in US$ million)	12,101	13,920	15,305	21,208	36,107
Treasury Bills with the Chilean Central Bank (in US$ million)	—	—	—	—	—
External Debt (in US$ million)	12,101	13,920	15,305	21,208	36,107
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	34,800	33,800	31,829	28,966	21,024
Net debt in U.S. dollars (in US$ million)	(22,699)	(19,880)	(16,524)	(7,758)	(15,084)
Total Financial Debt(4)	42,410,915	48,870,460	55,393,169	103,553,044	87,262,776
Total Financial Assets(5)	34,482,435	37,997,313	39,763,975	65,167,462	38,831,318
Total Net Financial Debt	7,928,480	10,873,146	15,629,194	38,385,582	48,431,458

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of December 31, 2021, central government liabilities represented 36.3% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 20.1% of GDP as of December 31, 2021.

Chilean Central Bank Debt and Consolidated Debt

The Chilean Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since that date. During the financial crisis experienced in Chile in 1983 and 1984, the Chilean Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

The main liabilities of the Chilean Central Bank are its guarantees of public deposits and the securities issued by the bank itself. The Chilean Central Bank’s main assets are the international reserves of the public with the bank, and the notes delivered to it by the government in connection with the financial crisis of 1983. As of December 31, 2008, the government had no debt owing to the Chilean Central Bank. See “Debt Service and Debt Restructuring.”

As of December 2021, the assets of the Chilean Central Bank exceeded its liabilities, resulting in net indebtedness equivalent to (1.1)% of GDP. In 2017, 2018, 2019 and 2020, the Chilean Central Bank had net indebtedness of (3.0)%, (4.1)%, (5.7)% and (2.5)% of GDP, respectively. The consolidated indebtedness, including public sector liabilities and Chilean Central Bank debt, is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways: (i) it reflects payment risk, which is minimal and explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and (ii) in order to meet its interest payment obligations, resources must be used that could otherwise be used for public investment financing. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of December 31, 2021 represented 19.0% of GDP compared to 10.9% as of December 31, 2020, 2.3% as of December 31, 2019 and 1.6% as of December 31, 2018 and 1.4% as of December 31, 2017.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also discloses information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

The financial indebtedness of state-owned companies, excluding indebtedness owed to the Republic of Chile, totaled approximately 10.2% of GDP as of September 30, 2021, most recent data available, compared to 12.1% of GDP as of September 30, 2020. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2021, the total amount of public guarantees totaled 1.6% of GDP, as compared with 1.8% of GDP in 2020.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability equals 0.2% of GDP as of December 31, 2021, compared to 0.4% of GDP as of December 31, 2020. This debt will be paid progressively as the workers who contributed to the old pension system retire. See “Monetary and Financial System— Pension Funds and the Chilean Pension System”.

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
Euro	Fixed 0.1%	2021	2027	1,134
Euro	Fixed 0.555%	2021	2029	1,041
Euro	Fixed 0.75%	2002	2042	6,003
Euro	Fixed 0.75%	2004	2041	5,310
Euro	Fixed 0.75%	2008	2048	5,107
Euro	Fixed 0.83%	2019	2031	2,217
Euro	Fixed 1.25%	2020	2040	1,439
Euro	Fixed 1.25%	2021	2051	1,417
Euro	Fixed 1.3%	2021	2036	850
Euro	Fixed 1.44%	2018	2029	804
Euro	Fixed 1.625%	2014	2025	1,862
Euro	Fixed 1.75%	2016	2026	1,258
Euro	Fixed 1.875%	2015	2030	1,691
Euro	Fixed 2.00%	1990	2022	0.004
Euro	Fixed 2.00%	1990	2023	0.089
Euro	Fixed 2.00%	1990	2023	0.015
Euro	Fixed 2.00%	1990	2023	0.082
Euro	Fixed 2.00%	1990	2023	0.033
Euro	Fixed 2.00%	1993	2023	0.922
Euro	Fixed 2.00%	1993	2023	1,431
Euro	Fixed 2.00%	1994	2024	1,274
Euro	Fixed 2.00%	1996	2026	3,538
Euro	Fixed 5.4%	2007	2021	7,042
SEK	Fixed 0.75%	1972	2022	0.028
United States Dollars	Fixed 0.15%	1995	2033	1,585
United States Dollars	Fixed 0.15%	1995	2033	1,067
United States Dollars	Fixed 0.15%	1995	2034	0.025
United States Dollars	Fixed 0.15%	1995	2034	0.532
United States Dollars	Fixed 0.15%	1995	2034	0.017
United States Dollars	Fixed 0.15%	1995	2034	1,134
United States Dollars	Fixed 0.15%	1995	2035	0.265
United States Dollars	Fixed 0.15%	1995	2035	1,358
United States Dollars	Fixed 0.15%	1995	2035	0.432
United States Dollars	Fixed 0.15%	1995	2035	0.594
United States Dollars	Fixed 0.15%	1995	2036	0.327
United States Dollars	Fixed 0.15%	1995	2036	0.036
United States Dollars	Fixed 0.15%	1995	2036	0.197
United States Dollars	Fixed 0.15%	1995	2036	0.004
United States Dollars	Fixed 0.15%	1995	2037	0.002
United States Dollars	Fixed 0.15%	1995	2037	0.013
United States Dollars	Fixed 0.15%	1995	2038	0.185
United States Dollars	Fixed 0.15%	1995	2038	0.019
United States Dollars	Fixed 0.5%	1993	2025	0.632
United States Dollars	Fixed 0.5%	1993	2028	0.174
United States Dollars	Fixed 0.5%	1994	2026	0.265
United States Dollars	Fixed 0.5%	1994	2026	0.133
United States Dollars	Fixed 0.5%	1994	2026	0.057
United States Dollars	Fixed 0.5%	1994	2026	0.690
United States Dollars	Fixed 0.5%	1994	2027	0.035

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
United States Dollars	Fixed 0.5%	1994	2027	0.094
United States Dollars	Fixed 0.5%	1995	2025	0.198
United States Dollars	Fixed 0.5%	1995	2025	0.235
United States Dollars	Fixed 0.5%	1997	2027	0.232
United States Dollars	Fixed 0.96%	1993	2023	1,578
United States Dollars	Fixed 0.96%	1993	2024	1,396
United States Dollars	Fixed 0.96%	1993	2024	0.029
United States Dollars	Fixed 0.96%	1993	2024	0.024
United States Dollars	Fixed 0.96%	1993	2024	0.077
United States Dollars	Fixed 0.96%	1993	2024	0.014
United States Dollars	Fixed 0.96%	1993	2025	1,121
United States Dollars	Fixed 0.96%	1993	2025	0.057
United States Dollars	Fixed 0.96%	1993	2025	0.397
United States Dollars	Fixed 0.96%	1993	2025	0.017
United States Dollars	Fixed 0.96%	1993	2025	0.073
United States Dollars	Fixed 0.96%	1993	2026	0.513
United States Dollars	Fixed 0.96%	1993	2026	1,589
United States Dollars	Fixed 0.96%	1993	2026	0.056
United States Dollars	Fixed 0.96%	1993	2026	0.050
United States Dollars	Fixed 0.96%	1993	2026	2,213
United States Dollars	Fixed 0.96%	1993	2026	1,074
United States Dollars	Fixed 0.96%	1993	2026	0.085
United States Dollars	Fixed 0.96%	1993	2026	0.041
United States Dollars	Fixed 0.96%	1993	2027	0.088
United States Dollars	Fixed 0.96%	1993	2027	0.275
United States Dollars	Fixed 0.96%	1993	2027	0.012
United States Dollars	Fixed 0.96%	1993	2027	0.026
United States Dollars	Fixed 1.25%	1993	2024	0.012
United States Dollars	Fixed 2.25%	2012	2022	427,707
United States Dollars	Fixed 2.45%	2020	2031	1,758
United States Dollars	Fixed 2.55%	2020	2032	1,500
United States Dollars	Fixed 2.55%	2021	2033	2,250
United States Dollars	Fixed 3.1%	2021	2041	2,700
United States Dollars	Fixed 3.1%	2021	2061	2,000
United States Dollars	Fixed 3.125%	2014	2025	318,728
United States Dollars	Fixed 3.125%	2016	2026	709,316
United States Dollars	Fixed 3.24%	2018	2028	2,000
United States Dollars	Fixed 3.25%	2021	2071	1,000
United States Dollars	Fixed 3.4%	2014	2029	35,455
United States Dollars	Fixed 3.5%	2019	2050	2,318
United States Dollars	Fixed 3.625%	2012	2042	407,620
United States Dollars	Fixed 3.86%	2017	2047	1,284
United States Dollars	Fixed 3.9%	2013	2028	27,278
United States Dollars	Variable BID F.U. USD	2001	2026	68,322
United States Dollars	Variable BID F.U. USD	2001	2026	1,573
United States Dollars	Variable BID F.U. USD	2001	2026	7,404
United States Dollars	Variable BID F.U. USD	2002	2022	0.497
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2004	2023	5,023
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2004	2023	1,015
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2004	2023	1,057
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2005	2024	2,428
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2005	2025	0.587
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2005	2025	0.832
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2006	2025	1,190
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2014	2029	31,793

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2015	2025		90,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2015	2026		26,891
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2015	2028		50,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2015	2029		53,021
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2016	2028		130,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2016	2028		100,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2016	2028		100,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2016	2029		119,621
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2016	2031		10,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2017	2029		100,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2017	2029		35,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2018	2033		19,870
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2019	2033		100,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2020	2034		2,679
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2020	2034		50,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2020	2036		300,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2021	2034		500,000
United States Dollars	Variable BID LBR (LIBOR BASE RATE)	2021	2039		50,000
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2023		2,748
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2007	2022		1,500
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2007	2022		0.454
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2016	2028		99,750
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2017	2028		39,901
Total				US$	36,107,379

External Debt of State Entities without Guarantee by the Central Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
CODELCO	US$	0,03	2012	2022	328.6
CODELCO	US$	0,045	2013	2023	228.2
CODELCO	EUR	0,038	2014	2024	546.0
CODELCO	UF	0,058	2005	2025	208.5
CODELCO	US$	0,045	2015	2025	397.2
CODELCO	UF	0,035	2016	2026	406.2
CODELCO	US$	0,03625	2017	2027	1,267.8
CODELCO	US$	0,02869	2019	2029	130.0
CODELCO	US$	0,03	2019	2029	1,100.0
CODELCO	US$	0,0315	2020	2030	1,000.0
CODELCO	US$	0,0375	2020	2031	800.0
CODELCO	HKD	0,032775	2019	2034	63.8
CODELCO	US$	0,05625	2005	2035	500.0
CODELCO	US$	0,0615	2006	2036	500.0
CODELCO	AUD	0,035899	2019	2039	49.3
CODELCO	US$	0,0425	2012	2042	750.0
CODELCO	US$	0,05625	2013	2043	950.0
CODELCO	US$	0,04875	2014	2044	980.0
CODELCO	US$	0,045	2017	2047	1,250.0
CODELCO	US$	0,0485	2018	2048	600,0
CODELCO	US$	0,04375	2019	2049	1,300.0
CODELCO	US$	0,037	2019	2050	2,680.0
CODELCO	US$	0,0315	2020	2051	500.0
CODELCO	US$	Libor + 0.45%	2013	2022	16.0
CODELCO	US$	Libor + 1,215%	2018	2028	300.0
CODELCO	US$	Libor + 1,215%	2019	2029	300.0

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
CODELCO	US$	Libor + 1,200%	2019	2026		75.0
CODELCO	US$	Libor + 1,150%	2020	2027		300.0
ENAP	US$	4,38%	2014	2024		600.0
ENAP	US$	3,75%	2016	2026		700.0
ENAP	US$	Libor + 1,40%	2017	2022		5.33
ENAP	US$	4,50%	2017	2047		600.0
ENAP	US$	Libor + 1,125%	2018	2023		100.0
ENAP	US$	5,25%	2018	2029		680.0
ENAP	US$	Libor + 0,85%	2019	2024		90.0
ENAP	US$	3,45%	2021	2031		560.0
Metro S.A.	US$	0.90%	2005	2038		21.60
Metro S.A.	US$	4,75%	2014	2024		162.2
Metro S.A.	US$	5.00%	2017	2047		500.0
Metro S.A.	US$	3.65%	2020	2030		500.0
Metro S.A.	US$	4.70%	2020	2050		1,000.0
Metro S.A.	US$	3,69%	2021	2061		650.0
EFE	US$	3,068%	2020	2050		500.0
EFE	US$	3,830%	2021	2061		500.0
Total					US$	24,695.9

Internal Medium and Long Term Debt of the Central Government

Title	Interest Rate	Year of Maturity	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
Debt of CORFO	0	0	US$	0
Chilean Treasury(1)	Various	Various		66,524
Total			US$	66,524

(1)	Does not include borrowing among public entities.

Internal Medium- and Long-Term Debt of Chilean Central Bank

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
Indexed promissory notes payable in coupons (PRC)	Various	Various	None	US$	12
Chilean Central Bank discountable promissory notes (PDBC)	Various	Various	None		12,274
Indexed coupons (CERO) in indexed units UF	Various	Various	None		23
Chilean Central Bank bonds in Chilean pesos (BCP)	Various	Various	None		3,224
Chilean Central Bank bonds in indexed units UF (BCU)	Various	Various	None		3,027
Total				US$	18,561

Source: Chilean Central Bank.

Internal Medium- and Long-Term Debt of the Chilean Public Sector(1)

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2021 (in millions of US$)
Central Government(1)	Various	Various	None	US$	58,576
Non-Financial Public Enterprises	Various	Various	None		3,754
Central Bank	Various	Various	None		18,561
Banco Estado	Various	Various	None		3,274
Total Public Sector				US$	84,165

(1)	Does not include borrowing among public entities.